
10012495



Bringing you brighter days.

HAMPDEN BANCORP, INC. 2010 ANNUAL REPORT


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Dear Stockholders,

As a local community bank we have a unique responsibility to positively affect those we serve -- our customers, employees, and of course, our stockholders. Although the recent storm clouds of economic uncertainty have attempted to darken our mission and throw us off course, our commitment toward "Bringing you Brighter Days" has never wavered. More than a theme, this mantra serves to inspire us, guide us, and illuminate our path as we move out of this "great recession." Reflecting on these words, I'm pleased to report that Hampden Bancorp is indeed poised for brighter days with profitable and consistent growth and with a strong management team dedicated to enhancing our market share in a way that significantly increases our franchise value.

Over this past year, we have continued to significantly increase our loan and deposit portfolios while improving net interest margin, increasing non-interest income and controlling operating expenses. As a true community bank, we have been very successful increasing the number of new customers to the bank. This has occurred through sound management, relevant product and service offerings, and extensive marketing of the benefits of banking locally at an institution that provides safety, continuity, and dedication to personal service.

Financial Performance

Although our assets only grew by 3%, the past fiscal year provided an opportunity to restructure some of the components of our balance sheet to provide an improvement in the net interest margin over the long term. To that effort, we increased deposits by 10% primarily in the area of low cost money market, NOW and demand accounts. We used approximately $14 million of the proceeds to pay down higher cost FHLB borrowings. Correspondingly, retail and commercial lending together increased by $26 million, a strong showing considering the reluctance of commercial customers to borrow due to economic conditions and the sale of many residential mortgages due to low interest rates and extended terms.

Our net income was clearly impacted by our large provision for loan losses of over $4.3 million. At fiscal year end, non performing loans totaled 1.37% of total loans, a large percentage for us, but relatively modest in terms of national averages. Correspondingly, our allowance for loan losses totaled 110.93% of non performing loans, a strong coverage ratio by national standards. Net interest margin, a key performance indicator for banks, increased by 26 basis points to 3.32%. This was fueled by a lower cost of deposits and the pay down of more expensive borrowings as they matured.

To further enhance value to our stockholders, we commenced our third stock repurchase program since becoming a public company in 2007. Our purchase of shares at a significant discount to book value greatly enhances the value of existing shares both from the standpoint of increasing per share book value and leveraging existing capital for better returns in the future.

Looking Ahead

As we look beyond this "great recession," we can take great pride in our bank and look toward improved financial performance. We remain a strong institution that is well capitalized with ample liquidity and a capital plan that will continue to enhance value to our stockholders. We will continue to explore opportunities for organic growth and to be good stewards of our stockholders' and customers' trust.

In closing, I would like to sincerely thank our associates, stockholders and Board of Directors for their continued support as we stay the course toward brightening the days of those we serve.

Sincerely,

Thomas R. Burton

Thomas R. Burton
PRESIDENT AND CEO

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED JUNE 30, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER: 333-137359

HAMPDEN BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**20-5714154**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*
19 HARRISON AVE. SPRINGFIELD, MASSACHUSETTS	**01102**
(Address of principal executive offices)	*(Zip Code)*

(413) 736-1812
(Registrant's telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($0.01 par value per share)	**The NASDAQ Global Market**

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑.

Indicate by check mark whether the registrant is not required to file reports pursuant to section 13 or Section 15(d) of the Act. Yes ☐ No ☑.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days Yes ☑ No ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Sec. 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐.

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Sec. 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12(b)-2 of the Exchange Act). Yes ☐ No ☑.

Based upon the closing price of the registrant's common stock as of December 31, 2009, the aggregate market value of the voting and non-voting common stock held by non-affiliates of the Registrant (without admitting that any person whose shares are not included in such calculation is an affiliate) was $62,958,100.

The number of shares of Common Stock outstanding as of August 20, 2010 was 7,041,474.

Documents Incorporated By Reference:

The following documents (or parts thereof) are incorporated by reference into the following parts of this Form 10-K: Certain information required in Part III of this Annual Report on Form 10-K is incorporated from the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on November 2, 2010.

HAMPDEN BANCORP, INC. AND SUBSIDIARIES
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 30, 2010
TABLE OF CONTENTS

Part I

Item 1. *Business*

General

Hampden Bancorp, Inc., a Delaware corporation, was formed by Hampden Bank to become the stock holding company for Hampden Bank upon completion of Hampden Bancorp, MHC's conversion from a mutual bank holding company to a stock bank holding company. Hampden Bancorp, Inc. and Hampden Bank completed the conversion of the holding company structure of Hampden Bank and the related stock offering on January 16, 2007 with the issuance of 7,949,879 shares (including 378,566 shares issued to the Hampden Bank Charitable Foundation) raising net proceeds of $73.4 million. The information set forth in this Annual Report on Form 10-K for Hampden Bancorp, Inc. and its subsidiaries (the "Company"), Hampden Bank (the "Bank), and Hampden LS, Inc., including the consolidated financial statements and related financial data, relates primarily to Hampden Bank. Hampden Bancorp, Inc. contributed funds to Hampden LS, Inc. to enable it to make a 15-year loan to the employee stock ownership plan to allow it to purchase shares of the Company common stock as part of the completion of the initial public offering. Hampden Bank has two wholly-owned subsidiaries, Hampden Investment Corporation, which engages in buying, selling, holding and otherwise dealing in securities, and Hampden Insurance Agency, which ceased selling insurance products in November of 2000 and remains inactive. All significant intercompany accounts and transactions have been eliminated in consolidation. During any period prior to January 16, 2007, the Company was newly organized and owned no assets. Therefore, the financial information for any period prior to January 16, 2007 presented in this Annual Report on Form 10-K is that of Hampden Bancorp, MHC and its subsidiary.

Hampden Bank, the longest standing bank headquartered in Springfield, Massachusetts, is a full-service, community-oriented financial institution offering products and services to individuals, families, and businesses through nine offices located in Hampden County in Massachusetts. Hampden Bank was originally organized as a Massachusetts state-chartered mutual savings bank dating back to 1852. Hampden Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") as well as by the Depositors Insurance Fund of Massachusetts, ("DIF"). Hampden Bank is a member of the Federal Home Loan Bank of Boston ("FHLB") and is regulated by the FDIC and the Massachusetts Division of Banks. Hampden Bank's business consists primarily of making loans to its customers, including residential mortgages, commercial real estate loans, commercial loans and consumer loans, and investing in a variety of investment and mortgage-backed securities. Hampden Bank funds these lending and investment activities with deposits from the general public, funds generated from operations and select borrowings. Hampden Bank also provides access to insurance and investment products through its Financial Services Division, Hampden Financial.

Available Information

The Company's website is https://www.hampdenbank.com. The Company makes available free of charge through its website, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC"). The information contained on our website is not incorporated by reference into, and does not form any part of, this Annual Report on Form 10-K. We have included our website address as a factual reference and do not intend it to be an active link to our website.

Market Area

Hampden Bank offers financial products and services designed to meet the financial needs of our customers. Our primary deposit-gathering area is concentrated in the Massachusetts cities and towns of Springfield, West Springfield, Longmeadow, Agawam and Wilbraham. We offer Remote Deposit Capture to our customers, which allows us to expand our deposit gathering outside of our normal deposit area. Our lending area is broader than our deposit-gathering area and primarily includes Hampden, Hampshire, Franklin, and Berkshire counties of Massachusetts as well as portions of northern Connecticut.

Hampden Bank is headquartered in Springfield, Massachusetts. All of Hampden Bank's offices are located in Hampden County. Springfield is the third largest city in Massachusetts, located in south western Massachusetts, 90 miles west of Boston and 30 miles north of Hartford, Connecticut, and connected by major interstate highways. A diversified mix of industry groups operate within Hampden County, including manufacturing, health care, higher education, wholesale/retail trade and service. The major employers in the area include MassMutual Financial Group, Dow Jones & Co., Baystate Health System, several area universities and colleges, and Big Y Supermarkets. The county in which Hampden Bank currently operates includes a mixture of suburban, rural, and urban markets. Hampden Bank's market area is projected to remain substantially unchanged in population and household growth through 2015. Based on census data, Hampden County is expected to experience a small decrease in population from 463,651 in 2010 to 463,397 in 2015. This is a projected decrease of 0.05%. The strongest growth is projected in the 55+ age group and $100,000+ household categories. According to census data, from 2010 through 2015, the median household income is projected to increase by 14.7% from $50,841 to $58,298.

Competition

The Company faces intense competition in attracting deposits and loans. The Company's most direct competition for deposits has historically come from the several financial institutions and credit unions operating in our market areas and, to a lesser extent, from other financial service companies such as brokerage firms and insurance companies. The Company also faces competition for depositors' funds from money market funds, mutual funds and other corporate and government securities. Banks owned by large super-regional bank holding companies such as Bank of America Corporation, Sovereign Bancorp, Inc., Citizens Financial Group and TD Bank also operate in the Company's market area. These institutions are significantly larger than the Company, and, therefore, have significantly greater resources.

The Company's competition for loans comes primarily from financial institutions in our market areas, and from other financial service providers such as mortgage companies and mortgage brokers. Competition for loans also comes from a number of non-depository financial service companies in the mortgage market. These include insurance companies, securities companies and specialty finance companies.

The Company expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered the barriers to market entry, allowing banks and other lenders to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit the Company's future growth.

Lending Activities

General. The Company's gross loan portfolio consisted of an aggregate of $416.0 million at June 30, 2010, representing 71.2% of total assets at that date. In its lending activities, the Company originates commercial real estate loans, residential real estate loans secured by one-to-four-family residences, residential and commercial construction loans, commercial and industrial loans, home equity lines-of-credit, fixed rate home equity loans and other personal consumer loans. While the Company makes loans throughout Massachusetts, most of its lending activities are concentrated in Hampden and Hampshire counties. Loans originated or purchased totaled $118.9 million in fiscal 2010 and $130.2 million in fiscal 2009. Residential mortgage loans sold into the secondary market, on a servicing-retained basis, totaled $8.5 million during fiscal 2010 and $21.0 million in fiscal 2009, and residential mortgage loans sold into the secondary market, on a servicing-released basis, totaled $8.1 million during fiscal 2010 and $3.1 million during fiscal 2009. The Company's largest loan is $9.2 million. The average balance of the Company's ten largest loans is $4.9 million.

The following table summarizes the composition of the Company's loan portfolio as of the dates indicated:

	June 30,									
	2010		2009		2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars In Thousands)									
Mortgage loans / real estate:										
Residential	$130,977	31.49%	$123,151	31.76%	$121,864	33.75%	$116,178	35.21%	$111,849	34.88%
Commercial	138,746	33.35	127,604	32.91	117,636	32.59	90,538	27.45	91,226	28.45
Home Equity	65,006	15.63	58,747	15.15	57,790	16.01	59,899	18.15	64,132	20.00
Construction	13,460	3.24	17,243	4.45	11,308	3.13	21,251	6.44	22,314	6.95
Total mortgage loans on real estate	348,189	83.70	326,745	84.27	308,598	85.48	287,866	87.25	289,521	90.28
Other loans:										
Commercial	42,539	10.23	38,918	10.04	32,509	9.00	25,472	7.71	22,609	7.05
Consumer and other	25,257	6.07	22,079	5.69	19,967	5.52	16,644	5.04	8,574	2.67
Total other loans	67,796	16.30	60,997	15.73	52,476	14.52	42,116	12.75	31,183	9.72
Total loans	415,985	100.00%	387,742	100.00%	361,074	100.00%	329,982	100.00%	320,704	100.00%
Other items:										
Net deferred loan costs	2,943		2,638		2,257		1,902		872	
Allowance for loan losses	(6,314)		(3,742)		(3,453)		(2,810)		(3,695)	
Total loans, net	$412,614		$386,638		$359,878		$329,074		$317,881	

Commercial Real Estate Loans. The Company originated $14.0 million and $25.7 million of commercial real estate loans in fiscal 2010 and 2009, respectively, and had $138.7 million of commercial real estate loans, with an average yield of 6.2%, in its portfolio as of June 30, 2010, representing 33.4% of the total gross loan portfolio on such date. The Company intends to further grow this segment of its loan portfolio, both in absolute terms and as a percentage of its total loan portfolio.

Interest rates on commercial real estate loans adjust over periods of five or ten years based primarily on Federal Home Loan Bank rates. In general, rates on commercial real estate loans are priced at a spread over Federal Home Loan Bank advance rates. Commercial real estate loans are generally secured by commercial properties such as industrial properties, hotels, small office buildings, retail facilities, warehouses, multi-family income properties and owner-occupied properties used for business. Generally, commercial real estate loans are approved with a maximum 80% loan to appraised value ratio.

In its evaluation of a commercial real estate loan application, the Company considers the net operating income of the property, the borrower's expertise, credit history, and the profitability and value of the underlying property. For loans secured by rental properties, the Company will also consider the terms of the leases and the quality of the tenant. The Company generally requires that the properties securing these loans have minimum debt service coverage sufficient to support the loan. The Company generally requires the borrowers seeking commercial real estate loans to personally guarantee those loans.

Commercial real estate loans generally have larger balances and involve a greater degree of risk than residential mortgage loans. Loan repayment is often dependent on the successful operation and management of the properties, as well as on the collateral value of the commercial real estate securing the loan. Economic events could have an adverse impact on the cash flows generated by properties securing the Company's commercial real estate loans and on the value of such properties.

Residential Real Estate Loans. The Company offers fixed-rate and adjustable-rate residential mortgage loans. These loans have original maturities of up to 30 years and generally have maximum loan amounts of up to $1.0 million. In its residential mortgage loan originations, the Company lends up to a maximum loan-to-value ratio of 100% for first-time home buyers and immediately sells all of its 100% loan-to-value ratio loans. For fiscal year 2010, the Company originated 55 loans with a loan-to-value ratio of 95% or greater, of which 89% were sold. Hampden Bank has an Asset Liability Committee, which evaluates whether the Company should retain or sell any fixed rate loans that have maturities greater than 15 years. As of June 30, 2010, the residential real estate mortgage loan portfolio totaled $131.0 million, or 31.5% of the total gross loan portfolio on that date, and had an average yield of 5.5%. Of the residential mortgage loans outstanding on that date, $89.9 million were adjustable-rate loans with an average yield of 5.4% and $41.1 million were fixed-rate mortgage loans with an average yield of 5.6%. Residential mortgage loan originations totaled $33.1 million and $41.0 million for fiscal 2010 and 2009, respectively.

A licensed appraiser appraises all properties securing residential first mortgage purchase loans and all real estate transactions greater than $250,000 upon origination. If appropriate, flood insurance is required for all properties securing real estate loans made by the Company.

During the origination of fixed rate mortgages, each loan is analyzed to determine if the loan will be sold into the secondary market or held in portfolio. The Company retains servicing for loans sold to Fannie Mae and earns a fee equal to 0.25% of the loan amount outstanding for providing these services. Loans which the Company originates that have a higher risk profile or are outside of our normal underwriting standards are sold to a third party along with the servicing rights.

At June 30, 2010, fixed rate monthly payment loans held in the Company's portfolio totaled $41.1 million, or 31.4% of total residential real estate mortgage loans at that date. The total of loans serviced for others as of June 30, 2010 is $49.8 million.

The adjustable-rate mortgage loans ("ARM Loans") offered by the Company make up the largest portion of the residential mortgage loans held in portfolio. At June 30, 2010, ARM Loans totaled $89.9 million or 68.6% of total residential loans outstanding at that date. The Company originates ARM Loans with a maximum loan-to-value ratio of up to 95% with Private Mortgage Insurance. Generally, any ARM Loan with a loan-to-value ratio greater than 90% requires Private Mortgage Insurance. ARMs are offered for terms of up to 30 years with initial interest rates that are fixed for 1, 3, 5, 7 or 10 years. After the initial fixed-rate period, the interest rates on the loans are reset based on the relevant U.S. Treasury Constant Maturity Treasury Index, or CMT Index, plus add-on margins of varying amounts, for periods of 1, 3, and 5 years. Maximum interest rate/adjustments on such loans typically range from 2.0% to 3.0% during any adjustment period and 5.0% to 6.0% over the life of the loan. Periodic adjustments in the interest rate charged on ARM Loans help to reduce the Company's exposure to changes in interest rates. However, ARM Loans generally possess an element of credit risk not inherent in fixed-rate mortgage loans, because borrowers are potentially exposed to increases in debt service requirements over the life of the loan in the event market interest rates rise. Higher payments may increase the risk of default or prepayments.

In light of the national mortgage crisis, rising unemployment, and a weakening economy during fiscal 2010, the Company offered a short term relief program that provides our mortgage customers with the ability to overcome temporary financial pressures through interest only payments for a short period of time. The modification program is available to current customers that have a mortgage loan held in portfolio. The modification plan is designed to provide short term relief due to job loss, reduced income, a need to restructure debt, or other events that have caused or will cause a borrower to be unable to keep current with mortgage payments. The plan is offered only after a review of the borrower's current financial condition and a determination that such a plan is likely to provide the borrowers with the ability to maintain current monthly payments going forward. Debt to income ratios demonstrating an ability to pay must be achieved for a modification plan to be put into place. Any modifications made pursuant to this program are in accordance with the terms of the original contract.

Home Equity Loans. The Company offers home equity lines-of-credit and home equity term loans. The Company originated $19.9 million and $17.4 million of home equity lines-of-credit and loans during 2010 and 2009, respectively, and at June 30, 2010 had $65.0 million of home equity lines-of-credit and loans outstanding, representing 15.6% of the loan portfolio, with an average yield of 4.5% at that date. Approximately 38% of the Company's home equity lines-of-credit and loans are classified as first in priority liens.

Home equity lines-of-credit and loans are secured by first or second mortgages on one-to-four family owner occupied properties, and were generally underwriten in amounts such that the combined first and second mortgage balances generally do not exceed 90% of the value of the property serving as collateral at time of origination. Under our current underwriting standards, loan originations are made in amounts such that balances do not exceed 85% of the value of the property serving as collateral at time of origination. The lines-of-credit are available to be drawn upon for 10 to 20 years, at the end of which time they become term loans amortized over 5 to 10 years. Interest rates on home equity lines normally adjust based on the month-end prime rate published in the Wall Street Journal. The undrawn portion of home equity lines-of-credit totaled $30.1 million at June 30, 2010.

Commercial Loans. The Company originates secured and unsecured commercial loans to business customers in its market area for the purpose of financing equipment purchases, working capital, expansion and other general business purposes. The Company originated $23.8 million and $22.8 million in commercial loans during fiscal 2010 and fiscal 2009, respectively, and as of June 30, 2010 had $42.5 million in commercial loans in its portfolio, representing 10.2% of the loan portfolio, with an average yield of 5.2%.

The Company's commercial loans are generally collateralized by equipment, accounts receivable and inventory, and are usually supported by personal guarantees. The Company offers both term and revolving commercial loans. The former have either fixed or adjustable-rates of interest and generally fully amortize over a term of between three and seven years. Revolving loans are written on demand with annual reviews, with floating interest rates that are indexed to the Company's base rate of interest.

When making commercial loans, the Company considers the financial statements of the borrower, the borrower's payment history with respect to both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the borrower operates and the value of the collateral. The Company has established limits on the amount of commercial loans in any single industry.

Because commercial loans often depend on the successful operation or management of the business, repayment of such loans may be affected by adverse changes in the economy. Further, collateral securing such loans may depreciate in value over time, may be difficult to appraise and to liquidate, and may fluctuate in value.

Construction Loans. The Company offers residential and commercial construction loans. The majority of non-residential construction loans are written to become permanent financing. The Company originated $20.4 million and $15.9 million of construction loans during fiscal 2010 and fiscal 2009, respectively, and at June 30, 2010 had $13.5 million of construction loans outstanding, representing 3.2% of the loan portfolio.

Consumer and Other Loans. The Company originates a variety of consumer and other loans auto loans and loans secured by passbook savings or certificate accounts. The Company also looks to purchase manufactured home loans from a third party. The Company originated $7.6 million and $7.4 million of consumer and other loans, including purchases of manufactured home loans, during 2010 and 2009, respectively, and at June 30, 2010 had $25.3 million of consumer and other loans outstanding. Of the $7.6 million of originations in 2010, $5.8 million consists of manufactured housing loans. Consumer and other loans outstanding represented 6.1% of the loan portfolio at June 30, 2010, with an average yield of 8.7%.

Loan Origination. Loan originations come from a variety of sources. The primary source of originations is our salaried and commissioned loan personnel, and to a lesser extent, local mortgage brokers, advertising and referrals from customers. The Company occasionally purchases participation interests in commercial real estate loans and commercial loans from banks located in Massachusetts and Connecticut. The Company underwrites these loans using its own underwriting criteria.

The Company makes commitments to loan applicants based on specific terms and conditions. As of June 30, 2010, the Company had commitments to grant loans of $9.7 million, unadvanced funds on home equity lines of credit totaling $30.1 million, unadvanced funds on overdraft lines-of-credit totaling $2.0 million, unadvanced funds on commercial lines-of-credit totaling $23.3 million, unadvanced funds due mortgagors and on construction loans totaling $7.5 million and standby letters of credit totaling $2.2 million.

Generally, the Company charges origination fees, or points, and collects fees to cover the costs of appraisals and credit reports. For information regarding the Company's recognition of loan fees and costs, please refer to Note 1 to the Consolidated Financial Statements of Hampden Bancorp, Inc. and its subsidiaries, beginning on page F-8.

The following table sets forth certain information concerning the Company's portfolio loan originations:

	For the Years Ended June 30,				
	2010	2009	2008	2007	2006
			(In Thousands)		
Loans at beginning of year	$ 387,742	$ 361,074	$ 329,982	$ 320,704	$ 272,702
Originations:					
Mortage loans on real estate:					
Residential	33,148	40,962	37,975	23,833	36,133
Commercial	13,973	25,734	19,435	12,309	33,350
Construction	20,444	15,932	22,291	24,456	16,047
Home Equity	19,927	17,365	15,383	11,794	31,913
Total mortgage loans on real estate originations	87,492	99,993	95,084	72,392	117,443
Other loans:					
Commercial business	23,755	22,755	14,960	12,351	7,214
Consumer and other	1,858	1,798	2,842	4,477	2,928
Total other loan originations	25,613	24,553	17,802	16,828	10,142
Total loans originated	113,105	124,546	112,886	89,220	127,585
Purchase of manufactured home loans	5,769	5,644	5,726	6,497	3,156
Deduct:					
Principal loan repayments and prepayments	72,256	78,044	71,159	73,194	75,011
Loan sales	16,603	24,091	16,322	12,219	7,610
Charge-offs	1,772	1,387	39	1,026	118
Total deductions	90,631	103,522	87,520	86,439	82,739
Net increase in loans	28,243	26,668	31,092	9,278	48,002
Loans at end of year	$ 415,985	$ 387,742	$ 361,074	$ 329,982	$ 320,704

Residential mortgage loans are underwritten by the Bank. Residential mortgage loans for less than the corresponding Fannie Mae (FNMA) limit to be held in portfolio require the approval of a residential loan underwriter. Residential mortgage loans greater than the FNMA limit require the approval of a Senior Retail Loan Officer and in some instances, depending on the amount of the loan, the approval of the Board of Investment of the Board of Directors of Hampden Bank (the "Board of Investment").

Loan Underwriting. The Company believes that credit risk is best approved in a bottom up manner. The officer most directly responsible for credit risk, the Account Manager, typically approves exposures within delegated authority or recommends approval to the next level of authority as necessary. All exposures require at least one signature by an officer with the appropriate authority. No exposure will be approved without the recommendation of the Account Manager. All new commercial loan approval actions must be documented in the individual credit file with a Credit Approval Memorandum, prior to the Bank advancing any funds.

The Company's loan policy has established specific loan approval limits. Loan officers may approve loans up to their individual lending limit, or two loan officers can originate loans up to their combined limit. The loan committee reviews all loan applications and approves relationships greater than the loan officer's limit. Certain loan relationships require loan committee and/or Board of Investment approval. The members of the Bank's loan committee include the Bank's President, Executive Vice President, Chief Financial Officer, two Senior Vice Presidents, the Senior Commercial Credit Analyst and commercial loan originators.

Consumer loans are underwritten by consumer loan underwriters, including loan officers and branch managers who have approval authorities based on experience for these loans. Unsecured personal loans are generally written for not more than $5,000.

The Company generally will not make loans aggregating more than $10.0 million to one borrower (or related entity). Exceptions to this limit require the approval of the Board of Investment prior to loan origination. The Company's internal lending limit is lower than the Massachusetts legal lending limit, which is 20.0% of a bank's retained earnings and equity, or $14.4 million for the Company as of June 30, 2010.

The Company has established a risk rating system for its commercial real estate and commercial loans. This system evaluates a number of factors useful in indicating the risk of default and risk of loss associated with a loan. These ratings are reviewed by commercial credit analysts who do not have responsibility for loan originations. The Company also uses a third party loan review firm to test and review these ratings, and then report their results to the Audit Committee of the Board of Directors of Hampden Bancorp, Inc (the "Audit Committee").

The Company occasionally participates in loans originated by third parties to supplement our origination efforts. The Company underwrites these loans using its own underwriting criteria.

Loan Maturity. The following table summarizes the final maturities of the Company's loan portfolio at June 30, 2010. This table does not reflect scheduled principal payments, unscheduled prepayments, or the ability of certain loans to reprice prior to maturity dates. Demand loans, and loans having no stated repayment schedule, are reported as being due in one year or less:

	Residential Mortgage		Commercial Mortgage		Commercial		Construction	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount *	Weighted Average Rate
	(Dollars In Thousands)							
Due less than one year	$ 77	5.43%	$ 4,578	6.37%	$ 5,045	3.42%	$ 2,281	6.01%
Due after one year to five years	1,334	5.83	52,169	6.14	12,366	6.54	614	4.77
Due after five years	129,566	5.47	81,999	6.26	25,128	4.93	10,565	6.27
Total	$ 130,977	5.50%	$ 138,746	6.22%	$ 42,539	5.22%	$ 13,460	6.16%

	Home Equity		Consumer and Other		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars In Thousands)					
Due less than one year	$ 30	5.63%	$ 323	6.04%	$ 12,334	5.08%
Due after one year to five years	2,344	4.39	2,990	6.08	71,817	6.13
Due after five years	62,632	4.40	21,944	9.15	331,834	5.69
Total	$ 65,006	4.45%	$ 25,257	8.71%	$ 415,985	5.76%

* The amount of Construction loans that are due after five years are written to be permanent loans after the construction period is over.

The following table sets forth, at June 30, 2010, the dollar amount of total loans, net of unadvanced funds on loans, contractually due after June 30, 2011 and whether such loans have fixed interest rates or adjustable interest rates.

	Due After June 30, 2011		
	Fixed	Adjustable	Total
		(In Thousands)	
Residential Mortgage	$ 41,124	$ 89,776	$ 130,900
Construction	10,836	343	11,179
Commercial mortgage	70,850	63,318	134,168
Commercial business	22,082	15,412	37,494
Home equity	31,605	33,371	64,976
Consumer and other	24,289	645	24,934
Total loans	$ 200,786	$ 202,865	$ 403,651

Loan Quality

General. One of the Company's most important operating objectives is to maintain a high level of asset quality. Management uses a number of strategies in furtherance of this goal including maintaining sound credit standards in loan originations, monitoring the loan portfolio through internal and independent third-party loan reviews, and employing active collection and workout processes for delinquent or problem loans.

Delinquent Loans. Management performs a monthly review of all delinquent loans. The actions taken with respect to delinquencies vary depending upon the nature of the delinquent loans and the period of delinquency. A late charge is normally assessed on loans where the scheduled payment remains unpaid after a 15 day grace period for residential mortgages and a 10 day grace period for commercial loans. After mailing delinquency notices, the Company's loan collection personnel call the borrower to ascertain the reasons for delinquency and the prospects for repayment. On loans secured by one- to four-family owner-occupied property, the Company initially attempts to work out a payment schedule with the borrower in order to avoid foreclosure. Any such loan restructurings must be approved by the level of officer authority required for a new loan of that amount. If these actions do not result in a satisfactory resolution, the Company refers the loan to legal counsel and counsel initiates foreclosure proceedings. For commercial real estate, construction and commercial loans, collection procedures may vary depending on individual circumstances.

Other Real Estate Owned. The Company classifies property acquired through foreclosure or acceptance of a deed in lieu of foreclosure as other real estate owned ("OREO") in its consolidated financial statements. When property is placed into OREO, it is recorded at the fair value less estimated costs to sell at the date of foreclosure or acceptance of deed in lieu of foreclosure. At the time of transfer to OREO, any excess of carrying value over fair value less estimated cost to sell is charged to the allowance for loan losses. Management, or its designee, inspects all OREO property periodically. Holding costs and declines in fair value result in charges to expense after the property is acquired. At June 30, 2010, the Company had $911,000 of property classified as OREO.

Classification of Assets and Loan Review. Risk ratings are assigned to all credit relationships to differentiate and manage levels of risk in individual exposures and throughout the portfolio. Ratings are called Customer Risk Ratings (CRR). Customer Risk Ratings are designed to reflect the risk to the Company in any Total Customer Relationship Exposure. Risk ratings are used to profile the risk inherent in portfolio outstandings and exposures to identify developing trends and relative levels of risk and to provide guidance for the promulgation of policies, which control the amount of risk in an individual credit and in the entire portfolio, identify deteriorating credits and predict the probability of default. Timeliness of this process allows early intervention in the recovery process so as to maximize the likelihood of full recovery, and establish a basis for maintaining prudent reserves against loan losses.

The Account Manager has the primary responsibility for the timely and accurate maintenance of Customer Risk Ratings. The risk rating responsibility for the aggregate portfolio rests with the Commercial and Residential Division Executives. If a disagreement surfaces regarding a risk rating, the loan review committee makes the final determination. All others in a supervisory or review function regarding a certain credit have a responsibility for reviewing the appropriateness of the rating and bringing to senior management's attention any dispute so it may be resolved. Generally, changes to risk ratings are made immediately upon receipt of material information, which suggests that the current rating is not appropriate.

The Company engages an independent third party to conduct a semi-annual review of its commercial mortgage and commercial loan portfolios. These loan reviews provide a credit evaluation of individual loans to determine whether the risk ratings assigned are appropriate. Independent loan review findings are presented directly to the Audit Committee.

Watchlist loans, including non-accrual loans, are classified as either special mention, substandard, doubtful, or loss. At June 30, 2010, loans classified as special mention totaled $27.3 million, consisting of $20.3 million commercial real estate, $3.3 million commercial loans, $1.7 million construction, $1.0 million residential mortgage loans, $626,000 home equity and $381,000 consumer loans.

Substandard loans totaled $14.5 million, consisting of $8.3 million commercial real estate, $5.3 million commercial, $320,000 residential mortgage, $244,000 home equity, $228,000 construction and $80,000 consumer loans.

Loans classified as doubtful totaled $3.4 million, consisting of $1.7 million residential mortgage, $883,000 commercial, $427,000 commercial real estate, $245,000 home equity and $127,000 consumer loans.

Loans classified as a loss totaled $3,000 consisting of consumer loans.

Non-Performing Assets. The table below sets forth the amounts and categories of our non-performing assets at the dates indicated:

	At June 30,				
	2010	2009	2008	2007	2006
	(Dollars In Thousands)				
Non-accrual loans:					
Residential mortgage	$ 2,763	$ 2,473	$ 684	$ 217	$ 78
Commercial mortgage	1,200	856	703	235	588
Commercial	936	168	3,212	3,083	3,168
Home equity, consumer and other	793	417	226	26	118
Total non-accrual loans	5,692	3,914	4,825	3,561	3,952
Loans greater than 90 days delinquent and still accruing:					
Residential mortgage	-	-	-	-	190
Commercial mortgage	-	-	-	-	267
Commercial	-	-	-	-	778
Home equity, consumer and other	-	-	-	-	-
Total loans 90 days delinquent and still accruing	-	-	-	-	1,235
Total non-performing loans	5,692	3,914	4,825	3,561	5,187
Other real estate owned	911	1,362	-	-	-
Total non-performing assets	$ 6,603	$ 5,276	$ 4,825	$ 3,561	$ 5,187
Troubled debt restructurings, not reported above	$ 4,836	$ -	$ -	$ -	$ -
Ratios:					
Non-performing loans to total loans	1.37%	1.01%	1.34%	1.08%	1.62%
Non-performing assets to total assets	1.13%	0.93%	0.89%	0.68%	1.11%

Generally, loans are placed on non-accrual status either when reasonable doubt exists as to the full collection of interest and principal or when a loan becomes 90 days past due unless an evaluation clearly indicates that the loan is well-secured and in the process of collection. Loans are reclassified to accrual status once the borrower has shown the ability and an acceptable history of repayment of three to six months. The increase in residential mortgage non-accrual loans from fiscal year 2009 to fiscal year 2010 was due to the continued deterioration of the housing and real estate markets, as well as overall weakness in the economy. The increase in commercial mortgage, commercial, and home equity, consumer and other non-accrual loans from fiscal year 2009 to fiscal year 2010 was due to the overall weakness in the economy. We continue to closely monitor the local and regional real estate markets and other factors related to risks inherent in our loan portfolio. The decrease in commercial non-accrual loans from fiscal year 2008 to fiscal year 2009 was due to $1.4 million that was transferred to OREO, as well as $739,000 of charge-offs in fiscal year ended 2009. At June 30, 2010, the Bank had ten troubled debt restructurings (loans for which a portion of interest or principal has been forgiven, or the loans have been modified to lower the interest rate or extend the original term) consisting of commercial and mortgage loans totaling approximately $5.5 million, of which $712,000 is on non-accrual status. The interest income recorded from the restructured loans amounted to approximately $264,000 for the year ended June 30, 2010. There were no troubled debt restructurings for any fiscal year prior to June 30, 2010.

At June 30, 2010, the interest income that would have been recorded had nonaccuring loans been current according to their original terms amounted to $158,000. There was no interest income recognized on nonaccruing loans in 2010.

Allowance for Loan Losses. In originating loans, the Company recognizes that losses will be experienced on loans and that the risk of loss will vary with many factors, including the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan over the term of the loan. The Company maintains an allowance for loan losses that is intended to absorb losses inherent in the loan portfolio, and as such, this allowance represents management's best estimate of the probable known and inherent credit losses in the loan portfolio as of the date of the financial statements. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specifically allocated and general components. The specifically allocated component relates to loans that are classified as impaired. For such loans that are classified as impaired, an allowance is established when the discounted cash flows, or collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers all non-impaired loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan-by-loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential mortgages for impairment. Impaired loans increased to $16.2 million at June 30, 2010 from $ 2.0 million at June 30, 2009 as a result of the continuing economic downturn in the greater Springfield Area, current financial information received from borrowers, and an internal review of criteria for classifying impaired loans based on current regulatory guidelines. Total impaired loans include $11.9 million, or 73%, of loans which are current with all payment terms. The Company has established specific reserves aggregating $1.4 million for impaired loans. Such reserves relate to fourteen impaired loans with a carrying value of $10.1 million, and are based on management's analysis of estimated underlying collateral values or the expected cash flows.

While the Company believes that it has established adequate specifically allocated and general allowances for losses on loans, adjustments to the allowance may be necessary if future conditions differ substantially from the information used in making the evaluations. In addition, as an integral part of their examination process, the Company's regulators periodically review the allowance for loan losses.

The following table sets forth activity in the Company's allowance for loan losses for the periods indicated:

	At or For the Years Ended June 30,				
	2010	2009	2008	2007	2006
	(Dollars In Thousands)				
Balance at beginning of year	$ 3,742	$ 3,453	$ 2,810	$ 3,695	$ 3,644
Charge-offs:					
Mortgage loans on real estate	(39)	(585)	(28)	-	-
Other loans:					
Commercial business	(1,695)	(739)	-	(991)	(92)
Consumer and other	(38)	(58)	(11)	(35)	(26)
Total other loans	(1,733)	(797)	(11)	(1,026)	(118)
Total charge-offs	(1,772)	(1,382)	(39)	(1,026)	(118)
Recoveries:					
Mortgage loans on real estate	2	-	26	-	-
Other loans:					
Commercial business	3	256	-	7	-
Consumer and other	2	3	5	12	19
Total other loans	5	259	5	19	19
Total recoveries	7	259	31	19	19
Net charge-offs	(1,765)	(1,123)	(8)	(1,007)	(99)
Provision for loan losses	4,337	1,412	651	122	150
Balance at end of year	$ 6,314	$ 3,742	$ 3,453	$ 2,810	$ 3,695
Ratios:					
Net charge-offs to average loans outstanding	(0.43%)	(0.29%)	(0.00%)	(0.32%)	(0.03%)
Allowance for loan losses to non-performing loans at end of year	110.93%	95.61%	71.56%	78.91%	71.24%
Allowance for loan losses to total loans at end of year	1.52%	0.97%	0.96%	0.85%	1.15%

As shown in the table above, the provision for loan losses has increased substantially over the past year. This is due to increases in loan delinquencies, and non-accrual loans, general economic conditions, and growth in the loan portfolio. The Company completes its allowance for loan losses review using a calculation that includes specific reserves on impaired credits and general reserves on all non-impaired credits. There was an increase in specific reserves on impaired loans from $10,000 at June 30, 2009 to $1.4 million at June 30, 2010. This increase in specific reserves contributed to the significant increase in the ratio of allowance for loan losses to total loans at the end of the year from 0.97% at June 30, 2009 to 1.52% at June 30, 2010. During this review process, the Company has implemented a qualitative review of the non-classified loans, using historical charge-offs as the starting point and then adding additional basis points for specific qualitative factors such as the levels and trends in delinquency and impairments, trends in volume and terms, risk rating migration, effects of changes in risk selection and underwriting standards, experience of lending management and staff, and national and local economic trends and conditions. Adjustments to the provision are made when quarterly reviews indicate that revisions are necessary.

The following table sets forth the Company's allowance by loan category and the percent of the loans to total loans in each of the categories listed at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories:

	At June 30,								
	2010			2009			2008		
	Allowance for Loan Losses	Loan Balance by Category	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Loan Balance by Category	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Loan Balance by Category	Percent of Loans in Each Category to Total Loans
	(Dollars In Thousands)								
Mortage loans on real estate:									
Residential	$ 1,391	$ 130,977	31.49%	$ 887	$ 123,151	31.76%	$ 464	$ 121,864	33.75%
Construction	224	13,460	3.24	235	17,243	4.45	91	11,308	3.13
Commercial	1,766	138,746	33.35	1,308	127,604	32.91	850	117,636	32.59
Home equity	526	65,006	15.63	458	58,747	15.15	304	57,790	16.01
Total mortgage loans on real estate	3,907	348,189	83.70	2,888	326,745	84.27	1,709	308,598	85.48
Other loans:									
Commercial	2,348	42,539	10.23	781	38,918	10.04	1,681	32,509	8.99
Consumer and other	59	25,257	6.07	73	22,079	5.69	63	19,967	5.53
Total other loans	2,407	67,796	16.30	854	60,997	15.73	1,744	52,476	14.52
Total loans	$ 6,314	$ 415,985	100.00%	$ 3,742	$ 387,742	100.00%	$ 3,453	$ 361,074	100.00%

	At June 30,					
	2007			2006		
	Allowance for Loan Losses	Loan Balance by Category	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Loan Balance by Category	Percent of Loans in Each Category to Total Loans
	(Dollars In Thousands)					
Mortage loans on real estate:						
Residential	$ 287	$ 116,178	35.21%	$ 287	$ 111,849	34.88%
Construction	141	21,251	6.44	141	22,314	6.95
Commercial	539	90,538	27.45	744	91,226	28.45
Home equity	217	59,899	18.15	217	64,132	20.00
Total mortgage loans on real estate	1,184	287,866	87.25	1,389	289,521	90.28
Other loans:						
Commercial	1,469	25,472	7.71	2,123	22,609	7.05
Consumer and other	157	16,644	5.04	183	8,574	2.67
Total other loans	1,626	42,116	12.75	2,306	31,183	9.72
Total loans	$ 2,810	$ 329,982	100.00%	$ 3,695	$ 320,704	100.00%

Investment Activities

General. The Company's investment policy is approved and adopted by the Board of Directors. The Chief Executive Officer and the Chief Financial Officer, as authorized by the Board of Directors, implement this policy based on the established guidelines within the written policy.

The basic objectives of the investment function are (1) to enhance the profitability of the Company by keeping its investable funds fully employed at the maximum after-tax return, (2) to provide adequate regulatory and operational liquidity, (3) to minimize and/or adjust the interest rate risk position of the Company, (4) to assist in reducing the Company's corporate tax liability, (5) to minimize the Company's exposure to credit risk, (6) to provide collateral for pledging requirements, (7) to serve as a countercyclical balance to earnings by absorbing funds when the Company's loan demand is low and infusing funds when loan demand is high and (8) to provide a diversity of earning assets to mortgage/loan investments.

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities purchased and held principally for the purpose of trading in the near term are classified as "trading securities". Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income/loss. Gains and losses on disposition of securities are recorded on the trade date and determined using the specific identification method. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Declines in fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, impairment is required to be recognized (1) if we intend to sell the security, (2) if it is "more likely than not" that we will be required to sell the security before recovery of its amortized cost basis, or (3) the present value of expected cash flows is not sufficient to recover the entire amortized cost basis. For all impaired available-for-sale debt securities that we intend to sell, or likely will be required to sell, the full amount of the other-than-temporary impairment is recognized through earnings. For all other impaired available-for-sale debt securities, credit-related impairment is recognized through earnings, while non-credit related impairment is recognized in other comprehensive income/loss, net of applicable taxes.

Government-Sponsored Enterprises. At June 30, 2010, the Company's government-sponsored enterprises portfolio totaled $10.0 million, or 9.0% of the total portfolio on that date.

Residential Mortgage-Backed Securities. At June 30, 2010, the Company's portfolio of residential mortgage-backed securities totaled $101.0 million, or 90.7% of the portfolio on that date, and included pass-through securities totaling $72.6 million and collateralized mortgage obligations totaling $19.3 million directly insured or guaranteed by Freddie Mac, Fannie Mae or the Government National Mortgage Association ("Ginnie Mae"). The Company also invests in securities issued by non-agency or private mortgage originators, provided those securities are rated AAA by nationally recognized rating agencies at the time of purchase. At June 30, 2010, we held 23 securities issued by private mortgage originators that had an amortized cost of $9.0 million and a fair value of $9.1 million. All of these investments are "Senior" Class tranches and have underlying credit enhancement. These securities were originated in the period 2002-2005 and are performing in accordance with contractual terms. Management estimates the loss projections for each security by evaluating the industry rating, amount of delinquencies, amount of foreclosure, amount of other real estate owned, average credit scores, average amortized loan to value and credit enhancement. Based on this review, management determines whether other-than-temporary impairment existed. Management has determined that no other-than-temporary impairment existed as of June 30, 2010. We will continue to evaluate these securities for other-than-temporary impairment, which could result in a future non-cash charge to earnings.

Marketable Equity Securities. At June 30, 2010, the Company's portfolio of marketable equity securities totaled $379,000, or 0.3% of the portfolio at that date, and consisted of common stock of various corporations. The Company's investment policy requires no more than 5% of Tier I capital be invested in the equity of any one issuer and no more than 20% of Tier I capital in any one industry. The total of all investments in common and preferred stocks may not exceed 100% of Tier I capital. Issuers must be listed on the NYSE, or AMEX or traded on NASDAQ. During the year ended June 30, 2010 the Company did not incur a write-down for other-than-temporary impairment of investment securities.

Restricted Equity Securities. At June 30, 2010, the Company held $5.2 million of FHLB stock. This stock is restricted and must be held as a condition of membership in the FHLB and as a condition for Hampden Bank to borrow from the FHLB. On February 26, 2009 the FHLB's board of directors (i) announced that they were suspending dividends and (ii) issued a moratorium on the redemption of FHLB stock.

The following table sets forth certain information regarding the amortized cost and market values of the Company's investment securities at the dates indicated:

	At June 30,					
	2010		2009		2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)					
Securities available for sale:						
Government-sponsored enterprises	$ 9,992	$ 10,027	$ 9,982	$ 10,105	$ 36,962	$ 37,196
Corporate bonds and other obligations	-	-	-	-	-	-
Residential mortgage-backed securities:						
Agency	88,842	91,876	92,340	94,108	70,388	70,530
Non-agency	9,024	9,097	11,973	11,180	15,504	14,903
Total debt securities	107,858	111,000	114,295	115,393	122,854	122,629
Marketable equity securities:						
Common stock	561	379	1,018	707	1,661	1,263
Total marketable equity securities	561	379	1,018	707	1,661	1,263
Total securities available for sale	108,419	111,379	115,313	116,100	124,515	123,892
Restricted equity securites:						
Federal Home Loan Bank of Boston stock	5,233	5,233	5,233	5,233	5,233	5,233
Total securities	$ 113,652	$ 116,612	$ 120,546	$ 121,333	$ 129,748	$ 129,125

The table below sets forth certain information regarding the amortized cost, and weighted average yields by contractual maturity of the Company's debt securities portfolio at June 30, 2010. In the case of mortgage-backed securities, this table does not reflect scheduled principal payments, unscheduled prepayments, or the ability of certain of these securities to reprice prior to their contractual maturity:

	One Year or Less		More Than One Year Through Five Years		More Than Five Years Through Ten Years		More Than Ten Years		Total Securities	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars In Thousands)									
Securities available for sale:										
Government-sponsored enterprises	$ -	0.00%	$ 9,992	1.76%	$ -	- %	$ -	- %	$ 9,992	1.76%
Mortgage-backed securities:										
Agency	307	7.77	8,161	2.67	22,144	3.63	58,230	3.60	88,842	3.54
Non-agency	-	0.00	-	0.00	5,217	4.71	3,807	3.08	9,024	4.02
Total debt securities	$ 307	7.77%	$ 18,153	2.17%	$ 27,361	3.84%	$ 62,037	3.57%	$107,858	3.41%

Sources of Funds

General. Deposits are the primary source of the Company's funds for lending and other investment purposes. In addition to deposits, the Company obtains funds from the amortization and prepayment of loans and mortgage-backed securities, the sale or maturity of investment securities, advances from the FHLB, and cash flows generated by operations.

Deposits. Consumer and commercial deposits are gathered primarily from the Company's primary market area through the offering of a broad selection of deposit products including checking, regular savings, money market deposits and time deposits, including certificate of deposit accounts and individual retirement accounts. The FDIC insures deposits up to certain limits and the Depositors Insurance Fund ("DIF") fully insures amounts in excess of such limits.

Competition and general market conditions affect the Company's ability to attract and retain deposits. We offer Remote Deposit Capture to our business customers, which allows us to expand our deposit gathering outside of our normal deposit area. The Company offers rates on various deposit products based on local competitive pricing and the Company's need for new funds. Occasionally, the Company does offer "special" rate pricing in an effort to attract new customers. The Company does not have any brokered deposits.

The following table sets forth certain information relative to the composition of the Company's average deposit accounts and the weighted average interest rate on each category of deposits:

	Years Ended June 30,								
	2010			2009			2008		
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(Dollars In Thousands)								
Deposit type:									
Demand	$ 47,182	11.78%	- %	$ 36,728	10.38%	- %	$ 34,335	11.09%	- %
Savings	76,700	19.16	0.61	68,385	19.33	1.14	68,065	21.97	1.79
Money market	44,309	11.07	0.67	33,124	9.36	1.17	19,958	6.44	1.70
NOW accounts	23,707	5.92	0.60	19,132	5.41	0.90	16,571	5.35	0.94
Total transaction accounts	191,898	47.93	0.49	157,369	44.48	0.87	138,929	44.85	1.23
Certificates of deposit	208,468	52.07	2.59	196,457	55.52	3.22	170,849	55.15	3.99
Total deposits	$400,366	100.00%	1.52%	$ 353,826	100.00%	2.12%	$309,778	100.00%	2.75%

The following table sets forth the time deposits of the Company classified by interest rate as of the dates indicated:

Interest Rate	At June 30, 2010	2009	2008
	(In Thousands)		
Less than 2%	$ 81,604	$ 27,961	$ 6,326
2.00% - 2.99%	48,204	58,339	26,722
3.00% - 3.99%	55,632	80,658	57,520
4.00% - 4.99%	9,364	12,003	58,970
5% or Greater	18,134	23,555	39,857
Total	$ 212,938	$ 202,516	$ 189,395

The following table sets forth the amount and maturities of time deposits at June 30, 2010:

	Year Ending June 30,					
Interest Rate	2011	2012	2013	2014	After June 30, 2014	Total
	(In Thousands)					
Less than 2%	$ 74,641	$ 6,943	$ 20	$ -	$ -	$ 81,604
2.00% - 2.99%	21,575	15,184	8,570	1,808	1,067	48,204
3.00% - 3.99%	21,492	10,357	4,070	8,898	10,815	55,632
4.00% - 4.99%	2,202	429	2,180	4,494	59	9,364
5% or Greater	7,548	9,670	916	-	-	18,134
Total	$ 127,458	$ 42,583	$ 15,756	$ 15,200	$ 11,941	$ 212,938

As of June 30, 2010, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $123.3 million. The following table sets forth the maturity of those certificates as of June 30, 2010:

	At June 30, 2010
	(In Thousands)
Three months or less	$ 26,651
Over three months through six months	28,808
Over six months through one year	18,991
Over one year through three years	37,328
Over three years	11,549
Total	$ 123,327

Borrowings. The Company utilizes advances from the FHLB primarily in connection with funding growth in the balance sheet and to assist in the management of its interest rate risk by match funding longer term fixed rate loans. FHLB advances are secured primarily by certain of the Company's mortgage loans, investment securities and by its holding of FHLB stock. As of June 30, 2010, the Company had outstanding $58.2 million in FHLB advances, and had the ability to borrow an additional $75.7 million based on available collateral.

The following table sets forth certain information concerning balances and interest rates on the Company's FHLB advances at the dates and for the years indicated:

	At or For the Years Ended June 30,		
	2010	2009	2008
	(Dollars In Thousands)		
Balance at end of year	$ 58,196	$ 72,415	$ 95,477
Average balance during year	63,116	84,809	92,770
Maximum outstanding at any month end	72,415	94,126	98,394
Weighted average interest rate at end of year	3.96%	4.05%	4.16%
Weighted average interest rate during year	4.03%	4.16%	4.36%

Of the $58.2 million in advances outstanding at June 30, 2010, $35.0 million bearing a weighted average interest rate of 4.13% are callable by the FHLB at its option and in its sole discretion only if the level of a specific index were to exceed a pre-determined maximum rate. In the event the FHLB calls these advances, the Company will evaluate its liquidity and interest rate sensitivity position at that time and determine whether to replace the called advances with new borrowings.

The Company recognizes the need to assist the communities it serves with economic development initiatives. These initiatives focus on creating or retaining jobs for lower income workers, benefits for lower income families, supporting small business and funding affordable housing programs. To assist in funding these initiatives, the Company has participated in FHLB's Community Development Advance program. The Company continues to originate loans that qualify under this program.

In addition to FHLB borrowings as of June 30, 2010 and 2009, the Company had $6.8 million of overnight repurchase agreements with business customers with a weighted average rate of 0.25% and $10.9 million with a weighted average rate of 0.75%, respectively. These repurchase agreements are collateralized by government-sponsored enterprise investments.

Personnel

As of June 30, 2010, the Company had 97 full-time and 16 part-time employees, none of whom is represented by a collective bargaining unit. The Company considers its relationship with its employees to be good.

Subsidiary Activities and Portfolio Management Services

Hampden Bancorp, Inc. conducts its principal business activities through its wholly-owned subsidiary, Hampden Bank. Hampden Bank has two operating subsidiaries, Hampden Investment Corporation and Hampden Insurance Agency.

Hampden Investment Corporation. Hampden Investment Corporation ("HIC") is a Massachusetts securities corporation and a wholly owned subsidiary of Hampden Bank. HIC is an investment company that engages in buying, selling and holding securities on its own behalf. At June 30, 2010, HIC had total assets of $65.9 million consisting primarily of government-sponsored enterprise bonds and mortgage backed securities. HIC's net income for the years ending June 30, 2010 and June 30, 2009 was $1.5 million and $1.9 million respectively. As a Massachusetts securities corporation, HIC has a lower state income tax rate compared to other corporations.

Hampden Insurance Agency. Hampden Insurance Agency ("HIA") is an inactive insurance agency. As of June 30, 2010 HIA had no assets.

Hampden Bancorp, Inc.'s subsidiary, in addition to Hampden Bank, is described below.

Hampden LS, Inc. Hampden Bancorp, Inc. contributed funds to a subsidiary, Hampden LS, Inc. to enable it to make a 15-year loan to the employee stock ownership plan to allow it to purchase shares of the Company common stock as part of the completion of the initial public offering. On January 16, 2007, at the completion of the initial public offering the ESOP purchased 635,990 shares, or 8% of the 7,949,879 shares outstanding from the initial public offering.

REGULATION AND SUPERVISION

General

Hampden Bancorp, Inc. is a Delaware corporation and registered bank holding company. Hampden Bancorp, Inc. is regulated as a bank holding company by the Federal Reserve Board. Hampden Bank is a Massachusetts-charted stock savings bank. Hampden Bank is the wholly-owned subsidiary of Hampden Bancorp, Inc. Hampden Bank's deposits are insured up to applicable limits by the FDIC and by DIF of Massachusetts for amounts in excess of the FDIC insurance limits. Hampden Bank is subject to extensive regulation by the Massachusetts Commissioner of Banks, as its chartering agency, and by the FDIC, as its deposit insurer. Hampden Bank is required to file reports with, and is periodically examined by, the FDIC and the Massachusetts Commissioner of Banks concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of depositors and, for purposes of the FDIC, the protection of the insurance fund. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the Massachusetts legislature, the FDIC or Congress, could have a material adverse impact on Hampden Bancorp, Hampden Bank and their operations. Hampden Bank is a member of the FHLB. Hampden Bancorp is regulated as a bank holding company by the Federal Reserve Board.

Certain regulatory requirements applicable to Hampden Bank and to Hampden Bancorp, Inc. are referred to below. The description of statutory provisions and regulations applicable to savings institutions and their holding companies set forth below does not purport to be a complete description of such statutes and regulations and their effects on Hampden Bank and Hampden Bancorp, Inc. and is qualified in its entirety by reference to the actual laws and regulations.

Massachusetts Bank Regulation

General. As a Massachusetts-chartered stock savings bank, Hampden Bank is subject to supervision, regulation and examination by the Massachusetts Commissioner of Banks and to various Massachusetts statutes and regulations which govern, among other things, investment powers, lending and deposit-taking activities, borrowings, maintenance of retained earnings and reserve accounts, distribution of earnings and payment of dividends. In addition, Hampden Bank is subject to Massachusetts consumer protection and civil rights laws and regulations. The approval of the Massachusetts Commissioner of Banks or the Board of Bank Incorporation is required for a Massachusetts-chartered bank to establish or close branches, merge with other financial institutions, organize a holding company, issue stock and undertake certain other activities.

In response to Massachusetts laws enacted in the last few years, the Massachusetts Commissioner of Banks adopted rules that generally allow Massachusetts banks to engage in activities permissible for federally chartered banks or banks chartered by another state. The Commissioner also has adopted procedures reducing regulatory burdens and expense and expediting branching by well-capitalized and well-managed banks.

Investment Activities. In general, Massachusetts-chartered savings banks may invest in preferred and common stock of any corporation organized under the laws of the United States or any state provided such investments do not involve control of any corporation and do not, in the aggregate, exceed 4.0% of the bank's deposits. Massachusetts-chartered savings banks may in addition invest an amount equal to 1.0% of their deposits in stocks of Massachusetts corporations or companies with substantial employment in Massachusetts which have pledged to the Massachusetts Commissioner of Banks that such monies will be used for further development within the Commonwealth of Massachusetts. However, these powers are constrained by federal law. See "*—Federal Bank Regulation—Investment Activities*" for federal restrictions on equity investments.

Loans-to-One-Borrower Limitations. Massachusetts banking law grants broad lending authority. However, with certain limited exceptions, total obligations of one borrower to a bank may not exceed 20.0% of the total of the bank's capital.

Loans to a Bank's Insiders. The Massachusetts banking laws prohibit any executive officer, director or trustee from borrowing, otherwise becoming indebted, or becoming liable for a loan or other extension of credit by such bank to any other person, except for any of the following loans or extensions of credit: (i) loans or extension of credit, secured or unsecured, to an officer of the bank in an amount not exceeding $100,000; (ii) loans or extensions of credit intended or secured for educational purposes to an officer of the bank in an amount not exceeding $200,000; (iii) loans or extensions of credit secured by a mortgage on residential real estate to be occupied in whole or in part by the officer to whom the loan or extension of credit is made, in an amount not exceeding $750,000; and (iv) loans or extensions of credit to a director or trustee of the bank who is not also an officer of the bank in an amount permissible under the bank's loan to one borrower limit.

The loans listed above require approval of the majority of the members of the Company's Board of Directors, excluding any member involved in the loan or extension of credit. No such loan or extension of credit may be granted with an interest rate or other terms that are preferential in comparison to loans granted to persons not affiliated with the savings bank.

Dividends. A Massachusetts stock bank may declare from net profits cash dividends not more frequently than quarterly and non-cash dividends at any time. No dividends may be declared, credited or paid if the bank's capital stock is impaired. The approval of the Massachusetts Commissioner of Banks is required if the total of all dividends declared in any calendar year exceeds the total of its net profits for that year combined with its retained net profits of the preceding two years. Net profits for this purpose means the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets after deducting from the total thereof all current operating expenses, actual losses, accrued dividends on preferred stock, if any, and all federal and state taxes.

Regulatory Enforcement Authority. Any Massachusetts bank that does not operate in accordance with the regulations, policies and directives of the Massachusetts Commissioner of Banks may be subject to sanctions for non-compliance, including seizure of the property and business of the bank and suspension or revocation of its charter. The Massachusetts Commissioner of Banks may under certain circumstances suspend or remove officers or directors who have violated the law, conducted the bank's business in a manner which is unsafe, unsound or contrary to the depositors interests or been negligent in the performance of their duties. In addition, upon finding that a bank has engaged in an unfair or deceptive act or practice, the Massachusetts Commissioner of Banks may issue an order to cease and desist and impose a fine on the bank concerned. Finally, Massachusetts consumer protection and civil rights statutes applicable to Hampden Bank permit private individual and class action law suits and provide for the rescission of consumer transactions, including loans, and the recovery of statutory and punitive damage and attorney's fees in the case of certain violations of those statutes.

Depositors Insurance Fund of Massachusetts. All Massachusetts-chartered savings banks are required to be members of the DIF, a corporation that insures savings bank deposits in excess of federal deposit insurance coverage. The DIF is authorized to charge savings banks an annual assessment of up to $^{1}/50^{th}$ of 1.0% of a savings bank's deposit balances in excess of amounts insured by the FDIC.

Protection of Personnel Information: Massachusetts has adopted regulatory requirements intended to protect personal information. The requirements, which became effective March 1, 2010, are similar to existing federal laws such as the Gramm-Leach Bliley Act, discussed below under "— Federal Regulations — Privacy Requirements", that require organizations to establish written information security programs to prevent identity theft. However, unlike federal regulations, the Massachusetts regulation also contains technology system requirements, especially for the encryption of personal information sent over wireless or public networks or stored on portable devices.

Federal Bank Regulation

Capital Requirements. Under FDIC regulations, federally insured state-chartered banks that are not members of the Federal Reserve System ("state non-member banks"), such as Hampden Bank, are required to comply with minimum leverage capital requirements. For an institution determined by the FDIC to not be anticipating or experiencing significant growth and to be, in general, a strong banking organization rated composite 1 under Uniform Financial Institutions Ranking System established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier 1 capital to total assets of 3.0%. For all other institutions, the minimum leverage capital ratio is not less than 4.0%. Tier 1 capital is the sum of common stockholder's equity, noncumulative perpetual preferred stock (including any related retained earnings) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and certain other specified items.

The FDIC regulations require state non-member banks to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of regulatory capital to regulatory risk-weighted assets is referred to as a bank's "risk-based capital ratio." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items (including recourse obligations, direct credit substitutes and residual interests) to four risk-weighted categories ranging from 0.0% to 100.0%, with higher levels of capital being required for the categories perceived as representing greater risk. For example, under the Federal Deposit Insurance Corporation's risk-weighting system, cash and securities backed by the full faith and credit of the U.S. government are given a 0.0% risk weight, loans secured by one- to four-family residential properties generally have a 50.0% risk weight, and commercial loans have a risk weighting of 100.0%.

State non-member banks must maintain a minimum ratio of total capital to risk-weighted assets of at least 8.0%, of which at least one-half must be Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and certain other capital instruments, and a portion of the net unrealized gain on equity securities. The includable amount of Tier 2 capital cannot exceed the amount of the institution's Tier 1 capital. Banks that engage in specified levels of trading activities are subject to adjustments in their risk based capital calculation to ensure the maintenance of sufficient capital to support market risk.

The FDIC Improvement Act required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. The FDIC, along with the other federal banking agencies, has adopted a regulation providing that the agencies will take into account the exposure of a bank's capital and economic value to changes in interest rate risk in assessing a bank's capital adequacy. The FDIC also has authority to establish individual minimum capital requirements in appropriate cases upon determination that an institution's capital level is, or is likely to become, inadequate in light of the particular circumstances.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Financial Reform Act") was enacted. The Financial Reform Act requires federal bank regulators including the FDIC to establish minimum leverage and risk based capital requirements to apply to insured depository institutions such as Hampden Bank. Such regulations must be implemented by January 21, 2012.

U.S. Treasury's TARP Capital Purchase Program. The Emergency Economic Stabilization Act of 2008 provides the United States Secretary of the Treasury with the broad authority to implement certain actions to help restore stability and liquidity to U.S. markets. One of the provisions resulting from the Act is the Treasury Capital Purchase Program ("CPP"), which provides direct equity investment in perpetual preferred stock by the Treasury in qualified financial institutions. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends. Hampden Bank has elected not to participate in the CPP.

Standards for Safety and Soundness. As required by statute, the federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit system, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. Most recently, the agencies have established standards for safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Investment Activities. Since the enactment of the FDIC Improvement Act, all state-chartered Federal Deposit Insurance Corporation-insured banks, including savings banks, have generally been limited in their investment activities to principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law. FDIC Improvement Act and the FDIC regulations permit exceptions to these limitations. For example, state chartered banks may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the NASDAQ Global Market and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. The maximum permissible investment is 100.0% of Tier 1 Capital, as specified by the Federal Deposit Insurance Corporation's regulations, or the maximum amount permitted by Massachusetts law, whichever is less. Hampden Bank received approval from the FDIC to retain and acquire such equity instruments equal to the lesser of 100% of Hampden Banks' Tier 1 capital or the maximum permissible amount specified by Massachusetts law. Any such grandfathered authority may be terminated upon the Federal Deposit Insurance Corporation's determination that such investments pose a safety and soundness risk or upon the occurrence of certain events such as the savings bank's conversion to a different charter. In addition, the FDIC is authorized to permit such institutions to engage in state authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if they meet all applicable capital requirements and it is determined that such activities or investments do not pose a significant risk to Hampden Bank Insurance Fund. The FDIC has adopted regulations governing the procedures for institutions seeking approval to engage in such activities or investments. The Gramm-Leach-Bliley Act of 1999 specifies that a non-member bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a "financial subsidiary" if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Interstate Banking and Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Interstate Banking Act, permits adequately capitalized bank holding companies to acquire banks in any state subject to specified concentration limits and other conditions. The Interstate Banking Act also authorizes the interstate merger of banks. In addition, among other things, the Interstate Banking Act permits banks to establish new branches on an interstate basis provided that such action is specifically authorized by the law of the host state.

Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. As of June 30, 2010, the most recent notification from the FDIC categorized Hampden Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed Hampden Bank's category.

The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 4.0% or greater, and generally a leverage ratio of 4.0% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or generally a leverage ratio of less than 4.0%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

"Undercapitalized" banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank's compliance with such a plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

Transaction with Affiliates and Regulation W of the Federal Reserve Regulations. Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank holding company and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Sections 23A and 23B of the Federal Reserve Act and Regulation W (i) limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10.0% of such institution's capital stock and retained earnings, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20.0% of such institution's capital stock and retained earnings and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar transactions. In addition, loans or other extensions of credit by the financial institution to the affiliate are required to be collateralized in accordance with the requirements set forth in Section 23A of the Federal Reserve Act.

The Gramm-Leach-Bliley Act amended several provisions of Sections 23A and 23B of the Federal Reserve Act. The amendments provide that so-called "financial subsidiaries" of banks are treated as affiliates for purposes of Sections 23A and 23B of the Federal Reserve Act, but the amendment provides that (i) the 10.0% capital limit on transactions between the bank and such financial subsidiary as an affiliate is not applicable, and (ii) the investment by the bank in the financial subsidiary does not include retained earnings in the financial subsidiary. Certain anti-evasion provisions have been included that relate to the relationship between any financial subsidiary of a bank and sister companies of the bank: (1) any purchase of, or investment in, the securities of a financial subsidiary by any affiliate of the parent bank is considered a purchase or investment by the bank; or (2) if the Federal Reserve Board determines that such treatment is necessary, any loan made by an affiliate of the parent bank to the financial subsidiary is to be considered a loan made by the parent bank.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by a company to its executive officers and directors. However, the law contains a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws. Under such laws, Hampden Bank's authority to extend credit to executive officers, directors and 10% shareholders ("Insiders") of Hampden Bancorp, Inc. and Hampden Bank, as well as entities such persons control, is limited. The law limits both the individual and aggregate amount of loans Hampden Bank may make to Insiders based, in part, on Hampden Bank's capital position and requires certain board approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to Insiders over other employees. Loans to executive officers are further limited by specific categories.

The Financial Reform Act requires that the scope of "covered transactions" will be expanded to include derivative transactions to the extent they result in credit exposure to an affiliate and securities borrowing and lending transactions to the extent they result in credit exposure to any affiliate. Such changes are to be effective July 21, 2012.

Enforcement. The FDIC has extensive enforcement authority over insured state savings banks, including Hampden Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices. The FDIC has authority under federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." The FDIC may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution's financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Deposit Insurance. Hampden Bank is a member of the Deposit Insurance Fund, which is administered by the Federal Deposit Insurance Corporation ("FDIC"). Deposit accounts in Hampden Bank are insured by the FDIC. In October 2008, the FDIC increased deposit insurance to a maximum of $250,000 per depositor. The Financial Reform Act has made this maximum of $250,000 in deposit insurance, which was to end on January 1, 2014, permanent. In addition, as a Massachusetts-chartered savings bank, Hampden Bank is required to be member of the Massachusetts Depositors Insurance Fund, a corporation that insures savings bank deposits in excess of federal deposit insurance coverage.

Federal law requires that the designated reserve ratio for the deposit insurance fund to be established by the FDIC at 1.15% to 1.50% of estimated insured deposits. The Financial Reform Act increased the minimum reserve ratio to 1.35% from 1.15%, and the FDIC has been instructed to offset the effect of this increase on institutions with less than $10 billion in assets. If this reserve ratio drops below 1.35%, the FDIC must, within 90 days, establish and implement a plan to restore the designated reserve ratio to 1.35% of estimated insured deposits within five years. As of June 30, 2008, the designated reserve ratio was 1.01% of estimated insured deposits at March 31, 2008. As part of a plan to restore the reserve ratio to 1.15%, the Federal Deposit Insurance Corporation imposed a special assessment equal to five basis points of assets less Tier 1 capital as of June 30, 2009, which was payable on September 30, 2009. In addition, the Federal Deposit Insurance Corporation has increased its quarterly assessment rates and amended the method by which rates are calculated. Beginning in the second quarter of 2009, institutions are assigned an initial base assessment rate ranging from 12 to 45 basis points of deposits depending on risk category. The initial base assessment is then adjusted based upon the level of unsecured debt, secured liabilities, and brokered deposits to establish a total base assessment rate ranging from seven to 77.5 basis points. The Financial Reform Act has directed the FDIC to amend its regulations regarding assessments by basing the changes on assets and equity, instead of U.S. account deposits.

On November 12, 2009, the Federal Deposit Insurance Corporation approved a final rule requiring insured depository institutions to prepay on December 30, 2009, their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012. Estimated assessments for the fourth quarter of 2009 and for all of 2010 are based upon the assessment rate in effect on September 30, 2009, with three basis points added for the 2011 and 2012 assessment rates. In addition, a 5% annual growth in the assessment base is assumed. Prepaid assessments are to be applied against the actual quarterly assessments until exhausted, and may not be applied to any special assessments that may occur in the future. Any unused prepayments will be returned to the institution on June 30, 2013. On December 30, 2009, the Bank prepaid $2.0 million in estimated assessment fees for years 2010 through 2012. Because the prepaid assessments represent the prepayment of future expense, they do not affect our regulatory capital (the prepaid asset will have a risk-weighting of 0%) or tax obligations.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed bys the FDIC. We do not know of any practice, condition or violation that might lead to termination of Hampden Bank's deposit insurance.

In addition to the FDIC assessments, the Financing Corporation ("FICO") is authorized to impose and collect, with the approval of the FDIC, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. For the quarter ended June 30, 2010, the annualized FICO assessment was equal to 1.04 basis points for each $100 in domestic deposits maintained at an institution.

FDIC Temporary Liquidity Guarantee Program. On October 14, 2008, the FDIC announced a new program - the Temporary Liquidity Guarantee Program ("TLGP"). This program has two components. One guarantees senior unsecured debt of the participating organizations, up to certain limits established for each institution, issued between October 14, 2008 and June 30, 2009. On February 10, 2009, the FDIC stated that the June 30, 2009 deadline for issuing guaranteed debt would be extended to October 31, 2009, for an additional premium. The FDIC will pay the unpaid principal and interest on an FDIC-guaranteed debt instrument upon the uncured failure of the participating entity to make a timely payment or principal or interest in accordance with the terms of the instrument. The guarantee will remain in effect until June 30, 2012. In return for the FDIC's guarantee, participating institutions will pay the FDIC a fee based on the amount and maturity of the debt. Hampden Bank has opted not to participate in this component of the TLPG. The Financial Reform Act has authorized the FDIC to create a widely available program to guarantee obligations of solvent financial institutions, provided certain requirements are met.

The other component of the program provides full FDIC insurance coverage for non-interest bearing transaction deposit accounts, regardless of dollar amount, until December 31, 2009, which has been extended to December 31, 2010 with the possibility of an additional 12 month extension. For periods prior to January 1, 2010 an annualized 10 basis point assessment on balances in noninterest-bearing transaction accounts that exceed the existing deposit insurance limit of $250,000 were assessed on a quarterly basis to insured depository institutions that have not opted out of this component of the TLGP. Thereafter the rate of assessment was set between 15 and 25 basis points according to the risk category assigned to each institution. Because Hampden Bank's deposits in excess of FDIC limits are already insured under the Massachusetts Depositors Insurance Fund, Hampden Bank has opted not to participate in this component of the TLPG. The Financial Reform Act has provided that a similar program effective until January 1, 2013 will replace this program.

Privacy Regulations. Pursuant to the Gramm-Leach-Bliley Act, the FDIC has published final regulations implementing the privacy protection provisions of the Gramm-Leach-Bliley Act. The regulations generally require that Hampden Bank disclose its privacy policy, including identifying with whom it shares a customer's "non-public personal information," to customers at the time of establishing the customer relationship and annually thereafter. In addition, Hampden Bank is required to provide its customers with the ability to "opt-out" of having their personal information shared with unaffiliated third parties and not to disclose account numbers or access codes to non-affiliated third parties for marketing purposes. Hampden Bank currently has a privacy protection policy in place and believes that such policy is in compliance with the regulations.

Customer Information Security. The FDIC and other bank regulatory agencies have adopted guidelines for establishing standards for safeguarding nonpublic personal information about customers that implement provisions of the Gramm-Leach Bliley Act ("Information Security Guidelines"). Among other things, the Information Security Guidelines require each financial institution, under the supervision and ongoing oversight of its Board of Directors or an appropriate committee thereof, to develop, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against any anticipated threats or hazards to the security or integrity of such information and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. In April 2005, the FDIC and other bank regulatory agencies issued further guidance for the establishment of these Information Security Guidelines, requiring financial institutions to develop and implement response programs designed to address incidents of unauthorized access to sensitive customer information maintained by the financial institution or its service provider, including customer notification procedures. Hampden Bank currently has Information Security Guidelines in place and believes that such guidelines are in compliance with the regulations.

Community Reinvestment Act. Under the Community Reinvestment Act (the "CRA") as amended and as implemented by FDIC regulations, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA does require the FDIC, in connection with its examination of a bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to acquire branches and other financial institutions. The CRA requires the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. Hampden Bank's latest FDIC CRA rating was "Outstanding."

Massachusetts has its own statutory counterpart to the CRA which is also applicable to Hampden Bank. The Massachusetts version is generally similar to the CRA but utilizes a five-tiered descriptive rating system. Massachusetts law requires the Massachusetts Commissioner of Banks to consider, but not be limited to, a bank's record of performance under Massachusetts law in considering any application by the bank to establish a branch or other deposit- taking facility, to relocate an office or to merge or consolidate with or acquire the assets and assume the liabilities of any other banking institution. Hampden Bank's most recent rating under Massachusetts law was "Outstanding."

Consumer Protection and Fair Lending Regulations. Massachusetts savings banks are subject to a variety of federal and Massachusetts statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the Attorney General for prosecution of a civil action for actual and punitive damages and injunctive relief. Certain of these statutes authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys' fees for certain types of violations.

Anti-Money Laundering

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (referred to as the "USA PATRIOT Act") significantly expands the responsibilities of financial institutions, including banks, in preventing the use of the U.S. financial system to fund terrorist activities. Title III of the USA PATRIOT Act provides for a significant overhaul of the U.S. anti-money laundering regime. Among other provisions, Title III of the USA PATRIOT Act requires financial institutions operating in the United States to develop new anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations.

Other Regulations

Interest and other charges collected or contracted for by Hampden Bank are subject to state usury laws and federal laws concerning interest rates. Hampden Bank's loan operations are also subject to state and federal laws applicable to credit transactions, such as the:

- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

- Massachusetts Debt Collection Regulations, establishing standards, by defining unfair or deceptive acts or practices, for the collection of debts from persons within the Commonwealth of Massachusetts;

- General Laws of Massachusetts, Chapter 167E, which governs Hampden Bank's lending powers; and

- Rules and regulations of the various federal and state agencies charged with the responsibility of implementing such federal and state laws.

The deposit operations of Hampden Bank also are subject to, among others, the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, as well as Chapter 167B of the General Laws of Massachusetts, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check; and

- General Laws of Massachusetts, Chapter 167D, which governs the Hampden Bank's deposit powers.

In many cases, Massachusetts has similar statutes to those under federal law that are applicable to Hampden Bank.

Federal Reserve System

The Federal Reserve Board regulations require depository institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for that portion of transaction accounts aggregating $55.2 million or less (which may be adjusted by the Federal Reserve Board) the reserve requirement is 3.0%; and for amounts greater than $55.2 million, the reserve requirement is 10.0% (which may be adjusted by the Federal Reserve Board between 8.0% and 14.0%), of the amount in excess of $55.2 million. The first $10.7 million of otherwise reservable balances (which may be adjusted by the Federal Reserve Board) are exempted from the reserve requirements. Hampden Bank is in compliance with these requirements.

Federal Home Loan Bank System

Hampden Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Members of the Federal Home Loan Bank are required to acquire and hold shares of capital stock in the Federal Home Loan Bank. Hampden Bank was in compliance with this requirement with an investment in stock of the FHLB at June 30, 2010 of $5.2 million.

The Federal Home Loan Banks are required to provide funds for certain purposes including the resolution of insolvent thrifts in the late 1980s and to contributing funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, a member bank affected by such reduction or increase would likely experience a reduction in its net interest income. Recent legislation has changed the structure of the Federal Home Loan Banks' funding obligations for insolvent thrifts, revised the capital structure of the Federal Home Loan Banks and implemented entirely voluntary membership for Federal Home Loan Banks. On February 26, 2009 the Federal Home Loan Bank's board of directors (i) announced that they were suspending future dividends and (ii) issued a moratorium on the redemption of FHLB stock. Further, there can be no assurance that the impact of recent or future legislation on the Federal Home Loan Banks also will not cause a decrease in the value of the FHLB stock held by Hampden Bank.

Holding Company Regulation

Hampden Bancorp, Inc. is subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956, as amended, as administered by the Federal Reserve Board. Hampden Bancorp, Inc. is required to obtain prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or holding company. Prior Federal Reserve Board approval would be required for Hampden Bancorp, Inc. to acquire direct or indirect ownership or control of any voting securities of any bank or holding company if, after such acquisition, it would, directly or indirectly, own or control more than 5% of any class of voting shares of the bank or bank holding company. In addition to the approval of the Federal Reserve Board, before any bank acquisition can be completed, prior approval must also be required to be obtained from other agencies having supervisory jurisdiction over the bank to be acquired.

A bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking.

Hampden Bancorp, Inc. is subject to the Federal Reserve Board's capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the FDIC for Hampden Bank. The Financial Reform Act requires federal bank regulators to establish minimum leverage and risk based capital requirements for insured depository institutions by January 21, 2012. It also provides that minimum capital levels applicable to insured institutions will be applied to bank holding companies. As a result, trust preferred stock will no longer be deemed Tier 1 capital for bank holding companies with over $500 million in assets.

A bank holding company is generally required to give the Federal Reserve Board prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. The Federal Reserve Board has adopted an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve Board's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. Under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of Hampden Bancorp, Inc. to pay dividends or otherwise engage in capital distributions.

Under the Federal Deposit Insurance Act, depository institutions are liable to the FDIC for losses suffered or anticipated by the FDIC in connection with the default of a commonly controlled depository institution or any assistance provided by the FDIC to such an institution in danger of default. This law would have potential applicability if Hampden Bancorp, Inc. ever held as a separate subsidiary a depository institution in addition to Hampden Bank.

Hampden Bancorp, Inc. and Hampden Bank will be affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve System. In view of changing conditions in the national economy and in the money markets, it is impossible for management to accurately predict future changes in monetary policy or the effect of such changes on the business or financial condition of Hampden Bancorp, Inc. or Hampden Bank.

The status of Hampden Bancorp, Inc. as a registered bank holding company under the Bank Holding Company Act will not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

Massachusetts Holding Company Regulation. Under the Massachusetts banking laws, a company owning or controlling two or more banking institutions, including a savings bank, is regulated as a bank holding company. The term "company" is defined by the Massachusetts banking laws similarly to the definition of "company" under the Bank Holding Company Act. Each Massachusetts bank holding company: (i) must obtain the approval of the Massachusetts Board of Bank Incorporation before engaging in certain transactions, such as the acquisition of more than 5% of the voting stock of another banking institution; (ii) must register, and file reports, with the Division; and (iii) is subject to examination by the Division. Hampden Bancorp, Inc. would become a Massachusetts bank holding company if it acquires a second banking institution and holds and operates it separately from Hampden Bank.

Federal Securities Laws. Our common stock is registered with the SEC under Section 12(b) of the Exchange Act. We are subject to information, proxy solicitation, insider trading restrictions, and other requirements under the Exchange Act.

The Sarbanes-Oxley Act. The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act of 2002, Hampden Bancorp, Inc.'s principal executive officer and principal financial officer each are required to certify that Hampden Bancorp, Inc.'s quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the SEC under the Sarbanes-Oxley Act of 2002 have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal controls; they have made certain disclosures to our auditors and the Audit Committee about our internal controls; and they have included information in our quarterly and annual reports about their evaluation and whether there have been significant changes in our internal controls or in other factors that could significantly affect internal controls.

FEDERAL AND STATE TAXATION

Federal Income Taxation

General. The Company reports its income using the accrual method of accounting. The federal income tax laws apply to the Company in the same manner as to other corporations with some exceptions, including the reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Company. Hampden Bank currently files a consolidated federal income tax return with Hampden Bancorp, Inc. Hampden Bank's federal income tax returns have been either audited or closed under the statute of limitations through October 31, 2006. For its 2009 tax year, Hampden Bank's maximum federal income tax rate was 34%.

Bad Debt Reserves. For taxable years beginning before January 1, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and required savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. However, those bad debt reserves accumulated prior to 1988 ("Base Year Reserves") were not required to be recaptured unless the savings institution failed certain tests. Approximately $1.5 million of Hampden Bank's accumulated bad debt reserves would not be recaptured into taxable income unless Hampden Bank makes a "non-dividend distribution" to Hampden Bancorp, Inc. as described below.

Distributions. If Hampden Bank makes "non-dividend distributions" to Hampden Bancorp, Inc., the distributions will be considered to have been made from Hampden Bank's unrecaptured tax bad debt reserves, including the balance of its Base Year Reserves as of October 31, 1987, to the extent of the "non-dividend distributions," and then from Hampden Bank's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Hampden Bank's taxable income. Non-dividend distributions include distributions in excess of Hampden Bank's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock and distributions in partial or complete liquidation. Dividends paid out of Hampden Bank's current or accumulated earnings and profits will not be so included in Hampden Bancorp, Inc.'s taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Hampden Bank makes a non-dividend distribution to Hampden Bancorp, Inc. approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Hampden Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

Prior to tax years beginning on or after January 1, 2009, financial institutions in Massachusetts were not allowed to file consolidated income tax returns. Instead, each entity in the consolidated group filed a separate annual income tax return. The Massachusetts excise tax rate for savings banks is currently 10.5% of federal taxable income, adjusted for certain items. Taxable income includes gross income as defined under the Internal Revenue Code, plus interest from bonds, notes and evidences of indebtedness of any state, including Massachusetts, less deductions, but not the credits, allowable under the provisions of the Internal Revenue Code, except for those deductions relating to dividends received and income or franchise taxes imposed by a state or political subdivision. Carryforwards and carrybacks of net operating losses and capital losses are not allowed.

On July 3, 2008, the Commonwealth of Massachusetts enacted a law that included reducing the tax rate on net income applicable to financial institutions. As a result, the rate will drop from the current rate of 10.5% to 10.0% for tax years beginning on or after January 1, 2010, 9.5% for tax years beginning on or after January 1, 2011, and to 9.0% for tax years beginning on or after January 1, 2012 and thereafter. Also, for the years beginning on or after January 1, 2009, the new law requires all unitary members of a consolidated group, except those with Massachusetts Security Corporation status, to file a combined corporation excise tax return. The Company continues to analyze the impact of this law change, however, it is not expected to have a material effect on the financial statements.

Hampden Bank's state tax returns, as well as those of its subsidiaries, are not currently under audit.

A financial institution or business corporation is generally entitled to special tax treatment as a "security corporation" under Massachusetts law provided that: (a) its activities are limited to buying, selling, dealing in or holding securities on its own behalf and not as a broker; and (b) it has applied for, and received, classification as a "security corporation" by the Commissioner of the Massachusetts Department of Revenue. A security corporation that is also a bank holding company under the Internal Revenue Code must pay a tax equal to 0.33% of its gross income. A security corporation that is not a bank holding company under the Internal Revenue Code must pay a tax equal to 1.32% of its gross income. Hampden Bancorp, Inc. requested to be classified as a security corporation and was approved for the taxable year ended October 31, 2007. The classification is in effect until revoked by the Commissioner of the Massachusetts Department of Revenue in writing or revoked by conducting any activities deemed impermissible under the governing statutes and the various regulations, directives, letter rulings and administrative pronouncements issued by the Massachusetts Department of Revenue. In order to qualify as a security corporation, the Company established a subsidiary for the purpose of making the loan to the employee stock ownership plan, because making such a loan directly would disqualify it from classification as a security corporation.

Delaware Taxation. As a Delaware holding company not earning income in Delaware, the Company is exempt from Delaware corporate income tax but is required to file an annual report with and pay an annual franchise tax to the State of Delaware.

Item 1A. *Risk Factors*

The following risk factors are relevant to our future results and financial success, and should be read with care.

Our continued emphasis on commercial lending may expose us to increased lending risks.

At June 30, 2010, our loan portfolio consisted of $138.7 million, or 33.4%, of commercial real estate loans, $42.5 million, or 10.2%, of commercial business loans and $13.5 million, or 3.2%, of construction loans. We have grown these loan portfolios in recent years and intend to continue to grow commercial real estate and commercial loans. Commercial real estate loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property. Commercial business loans expose us to additional risks because they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business and are secured by non-real estate collateral that may depreciate over time. In addition, because commercial business loans generally entail greater risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

The Company's investment portfolio may suffer reduced returns, material losses or other-than-temporary impairment losses.

During an economic downturn, the Company's investment portfolio could be subject to higher risk. The value of the Company's investment portfolio is subject to the risk that certain investments may default or become impaired due to a deterioration in the financial condition of one or more issuers of the securities held in the Company's portfolio, or due to a deterioration in the financial condition of an issuer that guarantees an issuer's payments of such investments. Such defaults and impairments could reduce the Company's net investment income and result in realized investment losses.

The Company's investment portfolio is also subject to increased risk as the valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e. the carrying amount) of the portion of the investment portfolio that is carried at fair value as reflected in the Company's financial statements is not reflective of prices at which actual transactions would occur.

Because of the risks set forth above, the value of the Company's investment portfolio could decrease, the Company could experience reduced net investment income, and the Company could incur realized investment losses, which could materially and adversely affect the Company's results of operations, financial position and liquidity.

Additionally, the Company reviews its securities portfolio at each quarter-end reporting period to determine whether the fair value is below the current carrying value. When the fair value of any of the Company's securities has declined below its carrying value, the Company is required to assess whether the decline is other-than-temporary. The Company is required to write-down the value of that security through a charge to earnings if it concludes that the decline is other-than-temporary. As of June 30, 2010, the amortized cost and the fair value of the Company's securities portfolio totaled $108.4 million and $111.4 million, respectively. Changes in the expected cash flows of these securities and/or prolonged price declines may result in the

Company concluding in future periods that the impairment of these securities is other-than-temporary, which would require a charge to earnings to write-down equity securities to their fair value or debt securities to the extent of estimated credit loss. Any charges for other-than-temporary impairment would not impact cash flow, tangible capital or liquidity.

The building of market share through our branching strategy could cause our expenses to increase faster than revenues.

We intend to continue to build market share in Hampden County, Massachusetts and surrounding areas through our branching strategy. Our business plan currently contemplates that we will establish additional branches, if market conditions are favorable. There are considerable expenses involved in opening branches and new branches generally require a period of time to generate the necessary revenues to offset their expenses, especially in areas in which we do not have an established presence. Accordingly, any new branch can be expected to negatively impact our earnings for some period of time until the branch reaches certain economies of scale. Our expenses could be further increased if we encounter delays in the opening of any of our new branches. Finally, we have no assurance our new branches will be successful even after they have been established.

Our expenses have increased as a result of increases in Federal Deposit Insurance Corporation insurance premiums. Any future special assessments, increases in premiums or required prepayments will adversely affect our earnings.

On May 22, 2009, the FDIC adopted a final rule levying a five basis point special assessment on each insured depository institution's assets minus Tier 1 capital as of September 30, 2009. The special assessment was paid on September 30, 2009. We recorded an expense of $235,000 during the quarter ended June 30, 2009, to reflect the special assessment. The FDIC has also increased its maximum quarterly assessment rates and amended the method by which rates are calculated. Quarterly assessments paid by us for fiscal 2010 equaled $596,000 compared to $381,000 for fiscal 2009. The final rule permitted the FDIC's Board of Directors to levy up to two additional special assessments of up to five basis points each during 2009 if the FDIC estimated that the Deposit Insurance Fund reserve ratio will fall to a level that the FDIC's Board of Directors believes would adversely affect public confidence or to a level that will be close to or below zero. Although there were no further special assessments in 2009, any such action by the FDIC in the future will be recorded as an expense during the appropriate period.

The Federal Deposit Insurance Corporation also adopted a rule pursuant to which all insured depository institutions prepaid on December 30, 2009 their estimated assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012. The assessment rate for the fourth quarter of 2009 and for 2010 was based on each institution's total base assessment rate for the third quarter of 2009, modified to assume that the assessment rate in effect on September 30, 2009 had been in effect for the entire third quarter, and the assessment rate for 2011 and 2012 was equal to the modified third quarter assessment rate plus an additional three basis points. In addition, each institution's base assessment rate for each period was calculated using its third quarter assessment base, adjusted quarterly for an estimated 5% annual growth rate in the assessment base through the end of 2012. We recorded the pre-payment as a prepaid expense, which will be amortized to expense over three years. Based on our deposits and assessment rate as of September 30, 2009, our prepayment amount was $2.0 million. The Financial Reform Act increases the required minimum reserve ratio for the DIF from 1.15% to 1.35% of insured deposits and directs the FDIC to offset the increased assessments on depository institutions with less than $10 billion in assets and to amend its regulations regarding deposit insurance assessments by basing the charges on assets and equity instead of deposit accounts.

Certain interest rate movements may hurt our earnings and asset value.

Our profitability, like that of most financial institutions, depends on primarily upon our net interest income, which is the difference between our gross interest income and interest-earning assets, such as loans and securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowed funds. Accordingly, our results of operations and financial condition depend largely on movements in market interest rates and our ability to manage our interest-rate-sensitive assets and liabilities in response to these movements, including our adjustable-rate mortgage loans, which represent a large portion of our residential loan portfolio. Changes in interest rates could have a material adverse effect on our business, financial condition, results of operations and cash flows. For further discussion of how changes in interest rates could impact us, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Management*."

We are also subject to reinvestment risk relating to interest rate movements. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce their borrowing costs. Under these circumstances, we are subject to reinvestment risk to the extent that we are not able to reinvest funds from such prepayments at rates that are comparable to the rates on the prepaid loans or securities. On the other hand, increases in interest rates on adjustable-rate mortgage loans result in larger mortgage payments due from borrowers, which could potentially increase our level of loan delinquencies and defaults.

The Federal Home Loan Bank of Boston Has Suspended Dividends. This Continues to Negatively Affect our Earnings.

The Federal Home Loan Bank of Boston has not paid dividends on its stock since suspending them during the fourth quarter of 2008 and it is uncertain when these payments will recommence. We received $279,000 in dividends from the Federal Home Loan Bank of Boston during the year ended June 30, 2008, and the failure of the Federal Home Loan Bank of Boston to pay dividends for any quarter will reduce our earnings during that quarter.

The United States economy remains weak and unemployment levels are high. The prolonged economic downturn will adversely affect our business and financial results.

The United States experienced a severe economic recession in 2008 and 2009. While economic growth has resumed recently, the rate of growth has been slow and unemployment remains at very high levels and is not expected to improve in the near future. Loan portfolio quality has deteriorated at many financial institutions reflecting, in part, the weak U.S. economy and high unemployment. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. The continuing real estate downturn also has resulted in reduced demand for the construction of new housing and increased delinquencies in construction, residential and commercial mortgage loans. Bank and bank holding company stock prices have declined substantially, and it is significantly more difficult for banks and bank holding companies to raise capital or borrow in the debt markets.

Continued negative developments in the financial services industry and the domestic and international credit markets may significantly affect the markets in which we do business, the market for and value of our loans and investments, and our ongoing operations, costs and profitability. Moreover, continued declines in the stock market in general, or stock values of financial institutions and their holding companies specifically, could adversely affect our stock performance.

Lack of consumer confidence in financial institutions may decrease our level of deposits.

Our level of deposits may be affected by lack of consumer confidence in financial institutions, which may cause depositors to withdraw deposits and invest the funds in investments perceived as being more secure. These consumer preferences may force us to pay higher interest rates to retain deposits and may constrain liquidity as we seek to meet funding needs caused by reduced deposit levels.

Future legislative or regulatory actions responding to perceived financial and market problems could impair our rights against borrowers.

There have been proposals made by members of Congress and others that would reduce the amount distressed borrowers are otherwise contractually obligated to pay under their mortgage loans and limit an institution's ability to foreclose on mortgage collateral. Were proposals such as these, or other proposals limiting our rights as a creditor, to be implemented, we could experience increased credit losses or increased expense in pursing our remedies as a creditor.

If our investment in the Federal Home Loan Bank of Boston is impaired, our earnings and stockholders' equity could decrease.

We own common stock of the FHLB. We hold the FHLB common stock to qualify for membership in the Federal Home Loan Bank System and to be eligible to borrow funds under the FHLB's advance program. The aggregate cost and fair value of our FHLB common stock as of June 30, 2010 was $5.2 million based on its par value. There is no market for our FHLB common stock.

Recent published reports indicate that certain member banks of the Federal Home Loan Bank System may be subject to accounting rules and asset quality risks that could result in materially lower regulatory capital levels. In an extreme situation, it is possible that the capitalization of a Federal Home Loan Bank, including the FHLB could be substantially diminished or reduced to zero. Consequently, we believe that there is a risk that our investment in FHLB common stock could be deemed other-than-temporarily impaired at some time in the future, and if this occurs, it would cause our earnings and stockholders' equity to decrease by the after-tax amount of the impairment charge.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition both in making loans and attracting and retaining deposits. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. There are 15 credit unions in Hampden County, which, as tax-exempt organizations, are able to offer higher rates on retail deposits than banks. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Due to the interventions of the federal government, some of the institutions that we compete with are receiving substantial federal financial support which may not be available to us. Many institutions have been allowed to convert to banking charters and to offer insured deposits for the first time. The federal government has guaranteed money market funds which traditionally compete with bank deposits. The federal government has offered significant guarantees of new debt issuance to some of our competitors to help them fund their operations. The federal government now controls Fannie Mae and Freddie Mac and may operate directly as a competitor in some lending markets in the future. Emergency measures designed to support some of our competitors may provide no advantage to us or place us at a disadvantage. Emergency changes in deposit insurance, financial market regulation, bank regulation, and policy of the Federal Home Loan Bank system may all affect the competitive environment for us and other market participants. Our profitability depends upon our continued ability to compete successfully in our market area. For more information about our market area and the competition we face, see *"Business—Market Area"* and *" Business—Competition."*

A continued downturn in the local economy or a decline in real estate values could hurt our profits.

Nearly all of our real estate loans are secured by real estate in Hampden and Hampshire Counties. As a result of this concentration, a downturn in the local economy could cause significant increases in non-performing loans, which would hurt our profits. Additionally, a decrease in asset quality could require additions to our allowance for loan losses through increased provisions for loan losses, which would hurt our profits. A decline in real estate values could cause some of our mortgage loans to become inadequately collateralized, which would expose us to a greater risk of loss. In addition, because we have a significant amount of commercial real estate loans, decreases in tenant occupancy may also have a negative effect on the ability of many of our borrowers to make timely repayments on their loans, which would have an adverse impact on our earnings. For a discussion of our market area, see "*Business—Market Area.*"

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

In the event that our loan customers do not repay their loans according to the terms of the loans, and the collateral securing the repayment of these loans is insufficient to cover any remaining loan balance, we could experience significant loan losses, which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets, if any, serving as collateral for the repayment of our loans. As of June 30, 2010, our allowance for loan losses was $6.3 million, representing 1.52% of total loans and 110.93% of nonperforming loans as of that date. In determining the amount of our allowance for loan losses, we rely on our loan quality reviews, our experience and our evaluation of economic conditions, among other factors. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover potential losses inherent in our loan portfolio, which may require additions to our allowance. Our allowance may need to be increased further in the future due to our emphasis on loan growth and on increasing our portfolio of commercial business and commercial real estate loans. Any material additions to our allowance for loan losses would materially decrease our net income. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge offs. Any such action might have a material adverse effect on our financial condition and results of operations.

We operate in a highly regulated environment and may be adversely affected by changes in law and regulations.

We are subject to extensive regulation, supervision and examination. See "*Business — Regulation and Supervision*". Any change in the laws or regulations applicable to us, or in banking regulators' supervisory policies or examination procedures, whether by the Massachusetts Commissioner of Banks, the FDIC, the Federal Reserve Board, other state or federal regulators, the United States Congress or the Massachusetts legislature could have a material adverse effect on our business, financial condition, results of operations and cash flows. The FDIC may impose additional assessment fees which could negatively impact our earnings.

We are subject to regulations promulgated by the Massachusetts Division of Banks, as our chartering authority, and by the FDIC as the insurer of our deposits up to certain limits. We also belong to the Federal Home Loan Bank System and, as a member of such system, we are subject to certain limited regulations promulgated by the FHLB. In addition, currently the Federal Reserve Board regulates and oversees Hampden Bancorp, Inc., as a bank holding company.

This regulation and supervision limits the activities in which we may engage. The purpose of regulation and supervision is primarily to protect our depositors and borrowers and, in the case of FDIC regulation, the FDIC's insurance fund. Regulatory authorities have extensive discretion in the exercise of their supervisory and enforcement powers. They may, among other things, impose restrictions on the operation of a banking institution, the classification of assets by such institution and such institution's allowance for loan losses. Regulatory and law enforcement authorities also have wide discretion and extensive enforcement powers under various consumer protection and civil rights laws, including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Real Estate Settlement Procedures Act and Massachusetts's deceptive acts and practices law. These laws also permit private individual and class action law suits and provide for the recovery of attorneys fees in certain instances. No assurance can be given that the foregoing regulations and supervision will not change so as to affect us adversely. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, may have a material impact on our operations.

The potential exists for additional federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Actions taken to date, as well as potential actions, may not have the beneficial effects that are intended, particularly with respect to the extreme levels of volatility and limited credit availability currently being experienced. In addition, new law, regulations, and other regulatory changes will increase our Federal Deposit Insurance Corporation insurance premiums and may also increase our costs of regulatory compliance and of doing business, and otherwise affect our operations. New laws, regulations, and other regulatory changes, along with negative developments in the financial industry and the domestic and international credit markets, may significantly affect the markets in which we do business, the markets for and value of our loans and investments, and our ongoing operations, costs and profitability. Further, continue declines in the stock market in general, or for stock of financial institutions and their holding companies, could affect our stock performance.

Financial reform legislation recently enacted will, among other things, create a new Consumer Financial Protection Bureau, tighten capital standards and result in new laws and regulations that are expected to increase our costs of operations.

Financial reform legislation recently enacted will, among other things, create a new Consumer Financial Protection Bureau, tighten capital standards and result in new laws and regulations that are expected to increase our costs of operations.

On July 21, 2010 the President signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Financial Reform Act"). This new law will significantly change the current bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Financial Reform Act requires various federal agencies to adopt a broad range of new implementing rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impacts of the Financial Reform Act may not be known for many months or years.

The Financial Reform Act creates a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks with more than $10 billion in assets. Banks with $10 billion or less in assets will continue to be examined for compliance with the consumer laws by their primary bank regulators. The Financial Reform Act also weakens the federal preemption rules that have been applicable for national banks and federal savings associations, and gives state attorneys general the ability to enforce federal consumer protection laws.

The Financial Reform Act requires minimum leverage (Tier 1) and risk based capital requirements for bank and savings and loan holding companies that are no less than those applicable to banks, which will exclude certain instruments that previously have been eligible for inclusion by bank holding companies as Tier 1 capital, such as trust preferred securities.

The new law provides that the Office of Thrift Supervision will cease to exist one year from the date of the new law's enactment. The Office of the Comptroller of the Currency, which is currently the primary federal regulator for national banks, will become the primary federal regulator for federal thrifts. The Board of Governors of the Federal Reserve System will supervise and regulate all savings and loan holding companies that were formerly regulated by the Office of Thrift Supervision.

Effective one year after the date of enactment is a provision of the Financial Reform Act that eliminates the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.

The Financial Reform Act also broadens the base for FDIC deposit insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution, rather than deposits. The Financial Reform Act also permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009, and non-interest bearing transaction accounts have unlimited deposit insurance through December 31, 2012. The legislation also increases the required minimum reserve ratio for the Deposit Insurance Fund, from 1.15% to 1.35% of insured deposits, and directs the FDIC to offset the effects of increased assessments on depository institutions with less than $10 billion in assets.

It is difficult to predict at this time what specific impact the Financial Reform Act and the yet to be written implementing rules and regulations will have on community banks. However, it is expected that at a minimum they will increase our operating and compliance costs and could increase our interest expense.

Our low return on equity may negatively affect our stock price

Net income divided by average equity, known as "return on equity," is a ratio many investors use to compare the performance of a financial institution to its peers. Our return on equity is reduced due to the large amount of capital that we raised in our 2007 stock offering and to expenses we will incur in pursuing our growth strategies, the costs associated with being a public company and added expenses in connection with the administration of our employee stock ownership plan and our 2008 Equity Incentive Plan (the "2008 Plan"). Until we can increase our net interest income and non-interest income, we expect our return on equity to be below that of our peers, which may negatively affect the value of our common stock. For the twelve months ended June 30, 2010, our return on equity was (0.37)%.

Expenses from operating as a public company and from our stock-based benefit plans will continue to adversely affect our profitability.

Our non-interest expenses are impacted as a result of the financial, accounting, legal and other additional expenses usually associated with operating as a public company. We will also recognize additional annual employee compensation and benefit expenses stemming from the shares that are purchased or granted to employees and executives under our new benefit plans. These additional expenses adversely affect our profitability. We recognize expenses for our employee stock ownership plan when shares are committed to be released to participants' accounts and recognize expenses for restricted stock awards and stock options over the vesting period of awards made to recipients pursuant to our 2008 Plan.

Our contribution to Hampden Bank Charitable Foundation may not be fully tax deductible, which could hurt our profits.

We made a contribution to the Hampden Bank Charitable Foundation, valued at $3.8 million, pre-tax, at the time of our initial public offering. The Internal Revenue Service has granted tax-exempt status to the foundation. The amount of the tax deduction related to the foundation is limited to 10% of taxable income each year but can only be carried forward until 2011. We may not have sufficient profits to be able to use the deduction fully. As a result of our evaluation of whether it is "more likely than not" that we will be unable to use the entire deduction, we have established a valuation allowance of $810,000 related to the deferred tax asset that has been recorded for this contribution.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. *Properties*

The Company conducts its business through its main office located in Springfield, Massachusetts and eight other offices located in Hampden County, Massachusetts. The following table sets forth ownership and lease information for the Company's offices as of June 30, 2010:

		Location	Year Opened	Lease Expires
Owned				
	Main Office:			
		19 Harrison Avenue Springfield, MA 01103	1950	
	Branch Offices:			
		220 Westfield Street West Springfield, MA 01085	1991	
		475 Longmeadow Street Longmeadow, MA 01106	1976	
		1363 Allen Street Springfield, MA 01118	1979	
Leased				
		820 Suffield Street Agawam, MA 01001	2001	2010 (1)
		2005 Boston Road Wilbraham, MA 01095	2003	2022 (2)
		1500 Main Street Tower Square Springfield, MA 01115	2005	2010 (3)
		187 Main Street Indian Orchard Springfield, MA 01151	2007	2013 (4)
		916 Shaker Road Longmeadow, MA 01106	2009	2014 (5)

(1) Hampden Bank has an option to renew for ten years.
(2) Hampden Bank has an option to renew for two additional ten year terms.
(3) Hampden Bank has an option to renew for five years.
(4) Hampden Bank has an option to renew for two additional five year terms.
(5) Hampden Bank has an option to renew for three additional five year terms.

Item 3. *Legal Proceedings*

The Company is not involved in any legal proceedings other than routine legal proceedings occurring in the ordinary course of business. The Company's management believes that those routine legal proceedings involve, individually and in the aggregate, amounts that are immaterial to our financial condition and results of operations.

Item 4. *(Removed and Reserved)*

Item 5. ***Market For Registrant's Common Equity, Related Stockholder Matters And Issuer Purchases Of Equity Securities***

Market Information

The Company's common stock is listed on The NASDAQ Global Market under the trading symbol "HBNK". The Company's initial public offering closed on January 16, 2007 and the common stock began trading on January 17, 2007. The initial offering price was $10.00 per share. The following table sets forth, for the quarters in the Company's two most recent fiscal years, the daily high and low sales price for the common stock and the dividends declared. The closing price of the Company's common stock on September 3, 2010 was $10.10. The Company is subject to the requirements of Delaware law, which generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital or, if there is no excess, to its net profits for the current and/or immediately preceding two fiscal years. The Company currently anticipates that comparable cash dividends will continue to be paid in the future.

	Common Stock (per share)		
	Market Price		
	High	Low	Dividends Declared
Fiscal Year 2010:			
First Quarter	$ 11.00	$ 9.90	$ 0.03
Second Quarter	11.00	10.62	0.03
Third Quarter	10.99	9.80	0.03
Fourth Quarter	10.05	9.21	0.03

	Common Stock (per share)		
	Market Price		
	High	Low	Dividends Declared
Fiscal Year 2009:			
First Quarter	$ 10.45	$ 9.65	$ 0.03
Second Quarter	10.22	8.85	0.03
Third Quarter	9.48	7.87	0.03
Fourth Quarter	11.20	8.90	0.03

Shareholders and Issuer Purchases of Equity Securities

As of August 20, 2010, there were 7,041,474 shares of common stock outstanding, and the Company had approximately 2,000 holders of record.

Pursuant to the Company's third Stock Repurchase Program, which was announced on June 2, 2010, the Company's Board of Directors authorized the repurchase of up to 357,573, or 5%, of the then common stock outstanding, in open market purchases. Purchases will be made from time to time at the discretion of the Company. During the fourth quarter, the Company repurchased 34,200 shares of Company stock, at an average price of $9.75 per share.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2010 - April 30, 2010	-	$ -	-	-
May 1, 2010 - May 31, 2010	-	$ -	-	-
June 1, 2010 - June 30, 2010	34,200	$ 9.75	34,200	323,373
	34,200	$ 9.75	34,200	323,373

Stock Performance Graph

The following graph shows a comparison of cumulative total shareholder return (including reinvested dividends) on the Company's common stock, with the cumulative total returns of both a broad-market index and a peer group index for the period January 17, 2007 (the date of the Company's initial public offering) through June 30, 2010. The broad-market index chosen was the NASDAQ Composite Index, and the peer group index chosen was the NASDAQ Bank Index. The shareholder returns are measured based on an assumed investment of $100 on January 17, 2007. The stock price performance on the graph below does not necessarily indicate future price performance.

Hampden Bancorp, Inc.



Total Return Performance
Index Value
120
100
80
60
40
20
Hampden Bancorp, Inc.
NASDAQ Bank Index
NASDAQ Composite
1/17/2007
6/30/2007
12/31/2007
6/30/2008
12/31/2008
6/30/2009
12/31/2009
6/30/2010

Index	Period Ending 01/17/07	06/30/07	12/31/07	06/30/08	12/31/08	06/30/09	12/31/09	06/30/10
Hampden Bancorp, Inc.	100.00	87.98	78.58	79.25	72.73	79.27	85.76	76.96
NASDAQ Bank Index	100.00	94.15	79.58	61.29	60.54	46.18	49.34	50.23
NASDAQ Composite	100.00	104.99	106.97	92.48	63.60	74.01	91.52	85.07

The information in this section shall not be deemed “soliciting material” or to be “filed” with the SEC, and is not to be incorporated by reference in any filing of Hampden Bancorp, Inc. under the Securities Act of 1933, as amended, or Exchange Act, whether made before or after the date of this Annual Report on Form 10-K and irrespective of any general incorporation language in those filings.

Recent Sales of Unregistered Securities

Not applicable.

Item 6. *Selected Financial Data*

The following summary data is based in part on the consolidated financial statements and accompanying notes, and other schedules appearing elsewhere in this Annual Form 10-K. The information below should be read in conjunction with the consolidated financial statements and notes therein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in item 7.

	At June 30,				
	2010	**2009**	**2008**	**2007**	**2006**
	(In Thousands)				
Selected Financial Condition Data:					
Total assets	$ 584,039	$ 567,656	$ 543,832	$ 523,937	$ 468,786
Loans, net (1)	413,547	387,553	360,773	329,538	318,202
Securities	111,379	116,100	123,892	153,754	116,034
Deposits	420,060	381,477	331,441	327,341	322,714
Short-term borrowings, including repurchase agreements	6,806	12,372	13,223	13,937	30,235
Long-term debt	58,196	70,915	95,477	75,334	80,824
Stockholders' equity	94,773	96,658	100,448	102,018	31,274

(1) Includes loans held for sale.

	For The Years Ended June 30,				
	2010	**2009**	**2008**	**2007**	**2006**
	(In Thousands, except per share data)				
Selected Operating Results:					
Interest and dividend income, including fees	$ 27,557	$ 28,273	$ 28,824	$ 27,534	$ 23,428
Interest expense	9,740	12,345	14,340	15,481	12,340
Net interest income	17,817	15,928	14,484	12,053	11,088
Provision for loan losses	4,337	1,412	651	122	150
Net interest income after provision for loan losses	13,480	14,516	13,833	11,931	10,938
Non-interest income	2,735	2,300	2,434	1,963	1,426
Non-interest expense (1)	17,101	16,286	14,082	15,616	11,067
Income (loss) before income tax expense	(886)	530	2,185	(1,722)	1,297
Income tax expense (benefit) (2)	(533)	244	1,015	(267)	277
Net income (loss)	$ (353)	$ 286	$ 1,170	$ (1,455)	$ 1,020
Basic earnings per share	$ (0.05)	$ 0.04	$ 0.16	$ (0.20)	N/A (3)
Basic weighted average shares outstanding	6,528,355	6,826,777	7,273,069	7,333,354	N/A (3)
Diluted earnings per share	$ (0.05)	$ 0.04	$ 0.16	$ (0.20)	N/A (3)
Diluted weighted average shares outstanding	6,528,355	6,868,495	7,283,701	7,333,354	N/A (3)
Dividends per share	$ 0.12	$ 0.12	$ 0.12	N/A	N/A

(1) Includes the contribution to the Hampden Bank Charitable Foundation in the amount of $3.8 million for the year ended June 30, 2007.

(2) Includes a tax benefit of approximately $827,000 due to the donation to the Hampden Bank Charitable Foundation for the year ended June 30, 2007. Includes a $350,000 increase to the Company's valuation reserve against the deferred tax asset set up for the utilization of the charitable contribution deduction carry-forward for the year ended June 30, 2008.

(3) Earnings per common share are not presented as Hampden Bancorp Inc.'s initial public offering was completed on January 16, 2007; therefore per share results would not be meaningful.

	At or For The Years Ended June 30,				
	2010	2009	2008	2007	2006
Selected Ratios and Other Data:					
Performance Ratios:					
Return (loss) on average assets (ratio of net income to average total assets)	(0.06)%	0.05%	0.22%	(0.29)%	0.23%
Return (loss) on equity (ratio of net income to average equity)	(0.37)%	0.29%	1.13%	(3.04)%	3.06%
Average interest rate spread (1)	3.08%	2.69%	2.41%	2.24%	2.57%
Net interest margin (2)	3.32%	3.06%	2.95%	2.58%	2.66%
Efficiency ratio (3)	83.21%	89.35%	83.95%	113.09%	88.60%
Non-interest expense to average total assets	2.98%	2.94%	2.70%	3.13%	2.50%
Dividend pay-out ratio (4)	n/a	333.56%	81.54%	n/a	n/a
Average interest-earning assets to average interest bearing liabilities	113.65%	115.73%	118.48%	110.38%	102.91%
Asset Quality Ratios:					
Non-performing assets to total assets	1.13%	0.93%	0.89%	0.68%	1.11%
Non-performing loans to total loans	1.37%	1.01%	1.34%	1.08%	1.62%
Allowance for loan losses to non-performing loans	110.93%	95.61%	71.56%	78.91%	71.24%
Allowance for loan losses to total loans	1.52%	0.97%	0.96%	0.85%	1.15%
Net charge-offs to average loans outstanding	0.43%	0.29%	0.00%	0.32%	0.03%
Capital Ratios:					
Equity to total assets at end of year	16.23%	17.03%	18.47%	19.47%	6.67%
Average equity to average assets	16.69%	17.69%	19.79%	9.61%	7.52%
Risk based tier 1 capital ratio (bank only) at end of year	16.90%	17.40%	18.50%	19.30%	11.30%
Other Data:					
Number of full service offices	9	9	8	7	7

(1) The average interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities for the year.

(2) The net interest margin represents net interest income as a percent of average interest-earning assets for the year.

(3) The efficiency ratio represents non-interest expense for the period divided by the sum of net interest income (before the loan loss provision) plus non-interest income.

(4) Dividends declared per share divided by basic net income per common share. Comparable figures for 2006 are not available since no dividends were paid during these periods.

Item 7. *Management's Discussion And Analysis Of Financial Condition And Results Of Operation*

This section is intended to help investors understand the financial performance of Hampden Bancorp, Inc. and its subsidiaries through a discussion of the factors affecting the Company's financial condition at June 30, 2010 and June 30, 2009 and the Company's consolidated results of operations for the years ended June 30, 2010, 2009 and 2008. This section should be read in conjunction with the consolidated financial statements and related notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Forward-Looking Statements

Certain statements herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and expectations of management, as well as the assumptions made using information currently available to management. Because these statements reflect the views of management concerning future events, these statements involve risks, uncertainties and assumptions. As a result, actual results may differ from those contemplated by these statements. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe", "expect", "anticipate", "estimate", and "intend" or future or conditional verbs such as "will", "would", "should", "could", or "may." Certain factors that could have a material adverse affect on the operations of Hampden Bank include, but are not limited to, increased competitive pressure among financial service companies, national and regional economic conditions, changes in interest rates, changes in consumer spending, borrowing and savings habits, legislative and regulatory changes, adverse changes in the securities markets, inability of key third-party providers to perform their obligations to Hampden Bank, changes in relevant accounting principles and guidelines and our ability to successfully implement our branch expansion strategy. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. The Company disclaims any obligation to update any forward-looking statements, whether in response to new information, future events or otherwise.

Overview

Income. The Company's results of operations are primarily dependent on net interest income, which is the difference between the income earned on its loan and investment portfolios and interest expense incurred on its deposits and borrowed funds. Results of operations are also affected by fee income from banking and non-banking operations, provisions for loan losses, gains (losses) on sales of loans and securities available for sale, loan servicing income and other miscellaneous income.

Expenses. The Company's expenses consist primarily of compensation and employee benefits, office occupancy, technology, marketing, general administrative expenses and income tax expense.

Results of operations are also significantly affected by general economic and competitive conditions, particularly with respect to changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact the Company's financial condition and results of operations. See "*Risk Factors.*"

Dividend. On August 3, 2010 the Company announced that its Board of Directors had declared a cash dividend of $0.03 per common share. The dividend will be paid on August 30, 2010 to shareholders of record as of August 16, 2010.

Stock-based Compensation. In accordance with the Company's 2008 Plan, which was approved by shareholders on January 29, 2008, the Company's Board of Directors awarded 317,996 shares of restricted stock with a grant date fair value of $10.18 per share to directors and certain employees on January 29, 2008 and 595,000 stock options with an exercise price of $10.90 per share on April 29, 2008. In August 2010, the Board of Directors awarded 12,000 shares of restricted stock with a grant date fair value of $10 per share to the Company's Chief Executive Officer. The shares of common stock underlying any awards that are forfeited, cancelled, reacquired by Hampden Bancorp or otherwise terminated (other than by exercise), shares that are tendered or withheld in payment of the exercise price of any award, and shares that are tendered or withheld for tax withholding obligations will be added back to the available shares of common stock with respect to which new awards may be granted under the plan. The 2008 Plan provides for total awards of 794,987 stock options and 317,996 shares of restricted stock. During the year ended June 30, 2009, 11,741 shares of restricted stock and 30,000 shares of stock options were forfeited. During the year ended June 30, 2010, 4,402 shares of restricted stock and 12,000 shares of stock options were forfeited, leaving 16,143 shares of restricted stock and 241,987 stock options available for future awards as of June 30, 2010.

All stock options awarded as of June 30, 2010 are for a term of ten years and vest over a period of five years from the date of issue, except that the stock options awarded to its chief executive officer vest over a period of four years from the date of issue at 25% per year. Upon a change in control (as defined in the plan) or the death or disability of the individual to whom options or shares were awarded, all options and restricted shares awarded immediately vest. Of the options awarded, 400,000 were incentive stock options and 195,000 were non-qualified options. Of the 595,000 options granted to date, 42,000 options have been forfeited, 230,500 options have vested, and 553,000 remain outstanding at June 30, 2010. The following table presents the fair value and related assumptions using the Black-Scholes Option Pricing Model for stock options granted:

	Options Granted in April 2008
Fair Value	$ 2.86
Risk-free interest rate	4.25%
Expected dividend yield	1.16%
Expected volatility	19.40%
Expected term (years)	6.50

All of the restricted stock awards granted vest over a five year period, except the Company's awards to its chief executive officer, a portion of which vest over a four year period at 25% per year, and a portion of which vest over a year and a half period at 33.3% per six months. Of the 317,996 shares awarded to date, 23,104 shares have been reacquired by the Company as a result of tax withholding obligations of certain plan participants, 105,613 shares have vested, 16,143 have been forfeited, and 173,136 remain outstanding at June 30, 2010.

For the year ended June 30, 2010, the Company recognized compensation expense on stock options of $324,000. For restricted stock awards, the compensation expense recognized during the year ended June 30, 2010 amounted to $634,000.

Critical Accounting Policies

We consider accounting policies that require management to exercise significant judgment or discretion, or make significant assumptions that have or could have a material impact on the carrying value of certain assets, liabilities, revenue, expenses, or related disclosures, to be critical accounting policies.

Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board.

Other-Than-Temporary Impairment of Investment Securities.

Critical Estimates. One of the significant estimates related to available for sale securities is the evaluation of investments for other-than-temporary impairment. Declines in fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Following such write-down in value, the fair value of the other-than-temporarily impaired investment becomes its new cost basis.

In estimating other-than-temporary impairment losses for equity securities, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. For those securities for which (1) the fair value of the security is less than its amortized cost, (2) the Company does not intend to sell such security and (3) it is likely that it will not be required to sell such security prior to the recovery of its amortized cost basis less any credit losses, U.S. generally accepted accounting principles ("GAAP") require that the credit component of the other-than-temporary impairment losses be recognized in earnings while the noncredit component is recognized in other comprehensive loss, net of related taxes. For all impaired debt securities that the Company intends to sell, or more likely than not will be required to sell, the full amount of the depreciation in value is recognized in earnings.

Judgment and Uncertainties. The evaluation of securities for impairment is a quantitative and qualitative process, which is subject to risks and uncertainties and is intended to determine whether declines in the fair value of investments should be recognized in current period earnings. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or future prospects, the effects of changes in interest rates or credit spreads and the expected recovery period. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market conditions warrant such evaluation.

Effect if Actual Results Differ from Assumptions. If actual results are not consistent with management's estimates or assumptions, we may be exposed to a other-than-temporary impairment loss that could be material and could have a negative impact on the company's earnings.

Allowance for loan losses

Critical Estimates. The allowance for loan losses is the estimated amount considered necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses that is charged against income. In determining the allowance for loan losses, we make significant estimates and therefore, have identified the allowance as a critical accounting policy. The methodology for determining the allowance for loan losses is considered a critical accounting policy by management because of the high degree of judgment involved, the subjectivity of the assumptions used, and the potential for changes in the economic environment that could result in changes to the amount of the recorded allowance for loan losses.

The allowance for loan losses has been determined in accordance with GAAP, under which we are required to maintain an allowance for probable losses at the balance sheet date. We are responsible for the timely and periodic determination of the amount of the allowance required. We believe that our allowance for loan losses is adequate to cover specifically identifiable losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.

Management performs a quarterly evaluation of the adequacy of the allowance for loan losses. The analysis of the allowance for loan losses has two components: specific and general allocations. Specific allocations are made for loans determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans, by type of loan and payment history. We also analyze historical loss experience, delinquency trends, changes in our underwriting standards as well as in lending policies, procedures and practices, experience and depth of management and lending staff, and general economic conditions. This analysis establishes factors that are applied to the loan groups to determine the amount of the general allocations. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revisions based upon changes in economic and real estate market conditions. Actual loan losses may be significantly more than the allowance for loan losses we have established which could have a material negative effect on our financial results.

On a quarterly basis, management's Loan Review Committee reviews the current status of various loan assets in order to evaluate the adequacy of the allowance for loan losses. In this evaluation process, specific loans are analyzed to determine their potential risk of loss. This process concentrates on non-accrual and classified loans. Any loan determined to be impaired is evaluated for potential loss exposure. Any shortfall results in a recommendation of a specific allowance if the likelihood of loss is evaluated as probable. To determine the adequacy of collateral on a particular loan, an estimate of the fair market value of the collateral is based on the most current appraised value, discounted cash flow valuation or other available information.

The results of this quarterly process are summarized by, and appropriate recommendations and loan loss allowances are approved by, the Loan Review Committee. All supporting documentation with regard to the evaluation process, loan loss experience, allowance levels and the schedules of classified loans is maintained by the Company. The Committee is chaired by the Company's Chief Financial Officer. The allowance for loan loss calculation is presented to the Board of Directors on a quarterly basis with recommendations on its adequacy.

Judgment and Uncertainties. Management determines the adequacy of the allowance for loan losses by analyzing and estimating losses inherent in the portfolio. The allowance for loan losses contains uncertainties because the calculation requires management to use historical information as well as current economic data to make judgments on the adequacy of the allowance. This evaluation requires estimates that are susceptible to significant revision as more information becomes available.

Our primary lending emphasis has been the origination and purchase of residential mortgage loans, commercial real estate mortgages and commercial and industrial credits. We also originate home equity loans and home equity lines of credit. As a local community bank within a small footprint, these activities result in a loan concentration in mortgages secured by real property located in Western Massachusetts. Based on the composition of our loan portfolio, we believe the primary risks to loan losses are increases in interest rates, a decline in the general economy, and a decline in real estate market values and values of local businesses in Western Massachusetts. Any one or combination of these events may adversely affect our loan portfolio resulting in increased delinquencies, loan losses and future levels of loan loss provisions. As a substantial amount of our loan portfolio is collateralized by real estate, appraisals of the underlying value of property securing loans are critical in determining the amount of the allowance required for specific loans. Assumptions for appraisal valuations are instrumental in determining the value of properties. Overly optimistic assumptions or negative changes to assumptions could significantly impact the valuation of a property securing a loan and the related allowance determined. The assumptions supporting such appraisals are carefully reviewed by the Company to determine that the resulting values reasonably reflect amounts realizable on the related loans.

Effect if Actual Results Differ from Assumptions. Although we believe we have established and maintained the allowance for loan losses at adequate levels, additions may be necessary if the current operating environment continues or deteriorates. Management uses the best information available; however, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change. In addition, the FDIC and the Massachusetts Department of Banking, as an integral part of their examination process, will periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

Income taxes

Critical Estimates. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. Quarterly, management reviews the deferred tax asset to identify any uncertainties to the collectability of the components of the deferred tax asset.

Judgment and Uncertainties. In determining the deferred tax asset valuation allowance, we use historical and forecasted operating results, based upon approved business plans, including a review of the eligible carryforward periods, tax planning opportunities and other relevant considerations. Management believes that the accounting estimate related to the valuation allowance is a critical accounting estimate because the underlying assumptions can change from period to period. For example, tax law changes or variances in future projected operating performance could result in a change in the valuation allowance.

Effect if Actual Results Differ from Assumptions. Should actual factors and conditions differ materially from those used by management, the actual realization of net deferred tax assets or deferred tax liabilities could differ materially from the amounts recorded in the financial statements. If we were not able to realize all or part of our net deferred tax assets in the future, and adjustment to our deferred tax assets valuation allowance would be charged to income tax expense in the period such determination was made and could have a negative impact on the company's earnings. In addition, if actual factors and conditions differ materially from those used by management, the Company could incur penalties and interest imposed by the Internal Revenue Service.

Other Real Estate Owned

Critical Estimates. Other Real Estate Owned ("OREO") consists of all real estate, other than Company premises, actually owned or controlled by the Company and its consolidated subsidiaries, including real estate acquired through foreclosure, even if the Company has not yet received title to the property. OREO also includes property originally acquired for future expansion but no longer intended to be used for that purpose, and foreclosed real estate sold under contract and accounted for under the deposit method of accounting under Financial Accounting Standards Board ("FASB") guidance.

The Company is permitted to acquire and hold real property used in the operation of the Company or as the Company may acquire (by foreclosure or other transfer in lieu of foreclosure) in satisfaction of all or a part of a loan or in satisfaction of a judgment or decree in its favor. If the Company acquires real property by foreclosure or other transfer in lieu of foreclosure, it carries such real property on its books as OREO. OREO acquired by the Company is subject to certain regulatory requirements that limit the time such property can be held by the Company, require that information regarding the property be reported to the Company's federal regulator, subject the acquisition of such property to federal appraisal requirements, restrict the use of such property, and govern the treatment of any disposal of the property. It is the policy of the Company to sell any real property acquired through the collection of debts due it within a reasonable period of time. During the time that the Company holds the real property, the Company shall charge-off the real property based upon the current appraised value of the property.

GAAP provides that foreclosed real estate received in full satisfaction of a loan, provided that the real estate will be sold, is to be reported at the time of foreclosure at its fair value less cost to sell. This amount becomes the "cost" of the foreclosed real estate. According to FASB guidance, costs to sell are the incremental direct costs to transact a sale, which include broker commissions, legal and title transfer fees, and closing costs that must be incurred before legal title can be transferred. When foreclosed real estate is received in full satisfaction of a loan, the amount, if any, by which the recorded amount of the loan exceeds the fair value less cost to sell the property, the difference is a loss which must be charged to the Bank's allowance for loan losses at the time of foreclosure. The recorded amount of the loan at the time of foreclosure is the unpaid balance of the defaulted loan adjusted for any unamortized premium or discount and unamortized loan fees or costs, less any amount previously charged off, plus recorded accrued interest. The amount of any senior debt (principal and accrued interest) to which foreclosed real estate is subject at the time of foreclosure must be reported as a liability in the Financial Statements as "other borrowed money." If the fair value (less cost to sell) of the property exceeds the recorded amount of the loan, the excess is to be reported as a recovery of a previous charge-off or in current earnings, as appropriate. Real estate received in partial satisfaction of a loan is to be similarly accounted for and the recorded amount of the loan is to be reduced by the fair value (less cost to sell) of the asset received at the time of foreclosure. Legal fees and other direct costs incurred by the Bank in a foreclosure are to be included in expenses when they are incurred.

FASB guidance, which applies to all transactions in which the seller provides financing to the buyer of real estate, establishes five methods to account for the disposition of OREO. If a profit is involved in the sale of real estate, each method sets forth the manner in which the profit is to be recognized based on the terms of the sale. However, regardless of which method is used, any loss on the disposition of OREO is to be recognized immediately.

Judgment and Uncertainties. The Company obtains a new or updated valuation of OREO at the time of acquisition, including periodic reappraisals (at least annually) or reevaluations thereafter to ensure any material change in market conditions or the physical aspects of the property are recognized. To ensure the general validity of such appraised values, it is the responsibility of loan officers to compare sale prices and appraised values of properties previously held for their respective portfolio. Each parcel of OREO is to be reviewed and valued by loan officers on its own merits. The sale of OREO is also supported by this appraisal. A careful evaluation of all the relevant factors should enable the loan officer to make an accurate and reliable judgment with regard to classification. Any portion of the carrying value in excess of appraised value should be classified as a loss.

Effect if Actual Results Differ from Assumptions. Should any subsequent appraisals of the property indicate that a decrease in value has occurred since the initial acquisition, one of the following actions should be taken:

1. A write down of the recorded investment (book value) to market value be taken; or

2. An addition to the valuation reserve in an amount equal to or greater than the excess of recorded investment over market value should be established.

Average Balance Sheet and Analysis of Net Interest and Dividend Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

The following tables set forth average balance sheets, average yields and costs, and certain other information for the periods indicated. All average balances are daily average balances. The yields set forth below include the effect of deferred fees, and discounts and premiums that are amortized or accreted to interest income or expense. The Company does not accrue interest on loans on non-accrual status, however, the balance of these loans is included in the total average balance, which has the effect of lowering average loan yields.

	Years Ended June 30,								
	2010			2009			2008		
	Average Outstanding Balance	Interest	Yield /Rate	Average Outstanding Balance	Interest	Yield /Rate	Average Outstanding Balance	Interest	Yield /Rate
	(Dollars in Thousands)								
Interest-earning assets:									
Loans, net (1)	$ 405,783	$ 23,475	5.79%	$ 381,941	$22,721	5.95%	$ 344,563	$22,072	6.41%
Investment securities	117,812	4,059	3.45%	123,419	5,427	4.40%	132,608	6,259	4.72%
Federal funds sold and other	12,812	23	0.18%	15,713	125	0.80%	14,136	493	3.49%
Total interest earning assets	536,407	27,557	5.14%	521,073	28,273	5.43%	491,307	28,824	5.87%
Non-interest earning assets	36,666			32,370			30,696		
Total assets	$ 573,073			$ 553,443			$ 522,003		
Interest-bearing liabilities:									
Savings deposits	$ 77,335	639	0.83%	$ 68,967	1,014	1.47%	$ 68,065	1,584	2.33%
Money market	44,309	402	0.91%	33,124	507	1.53%	19,958	433	2.17%
NOW and other checking accounts	69,143	231	0.33%	54,149	173	0.32%	50,906	149	0.29%
Certificates of deposit	208,468	5,830	2.80%	196,567	6,972	3.55%	170,849	7,743	4.53%
Total deposits	399,255	7,102	1.78%	352,807	8,666	2.46%	309,778	9,909	3.20%
Borrowed funds	72,730	2,638	3.63%	97,431	3,679	3.78%	104,901	4,431	4.22%
Total interest-bearing liabilities	471,985	9,740	2.06%	450,238	12,345	2.74%	414,679	14,340	3.46%
Non-interest bearing liabilities	5,463			5,297			3,996		
Total liabilities	477,448			455,535			418,675		
Equity	95,625			97,908			103,328		
Total Liabilities and equity	$ 573,073			$ 553,443			$ 522,003		
Net interest income		$ 17,817			$15,928			$14,484	
Net interest rate spread (2)			3.08%			2.69%			2.41%
Net interest-earning assets (3)	$ 64,422			$ 70,835			$ 76,628		
Net interest margin (4)			3.32%			3.06%			2.95%
Average interest-earning assets to interest-bearing liabilities			113.65%			115.73%			118.48%

(1) The average balances of loans includes nonaccural loans, loans held for sale, and deferred fees and costs.

(2) Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-earning liabilities for the period indicated.

(3) Net interest-earning assets represents total interest-earning assets less total interest-earning liabilities.

(4) Net interest margin represents net interest income divided by average total interest-earning assets.

The following table presents the dollar amount of changes in interest income and interest expense for the major categories of the Company's interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to (i) changes attributable to changes in volume (i.e., changes in average balances multiplied by the prior-period average rate) and (ii) changes attributable to rate (i.e., changes in average rate multiplied by prior-period average balances). Changes attributable to changes in both rate and volume have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

	Years Ended June 30 2010 vs. 2009			Years Ended June 30 2009 vs. 2008		
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate	
	(In Thousands)					
Interest income:						
Loans, net (1)	$ 1,391	$ (637)	$ 754	$ 2,291	$ (1,642)	$ 649
Investment securities	(237)	(1,131)	(1,368)	(419)	(413)	(832)
Federal funds sold and other	(20)	(82)	(102)	50	(418)	(368)
Total interest income	1,134	(1,850)	(716)	1,922	(2,473)	(551)
Interest expense:						
Savings deposits	111	(486)	(375)	21	(591)	(570)
Money market	140	(245)	(105)	227	(153)	74
NOW and other checking accounts	50	8	58	10	14	24
Certificates of deposits	402	(1,544)	(1,142)	1,062	(1,833)	(771)
Total deposits	703	(2,267)	(1,564)	1,320	(2,563)	(1,243)
Borrowed funds	(901)	(140)	(1,041)	(302)	(450)	(752)
Total interest expense	(198)	(2,407)	(2,605)	1,018	(3,013)	(1,995)
Change in net interest income	$ 1,332	$ 557	$ 1,889	$ 904	$ 540	$ 1,444

(1) Includes loans held for sale.

Comparison of Operating Results For the Years Ended June 30, 2010 and June 30, 2009

Net Income. The Company had a net loss of $353,000, or $(0.05) per fully diluted share, for the year ended June 30, 2010 as compared to net income of $286,000, or $0.04 per fully diluted share, for the year ended June 30, 2009. The primary reasons for the decrease in net income of $639,000 included an increase in provision for loan losses of $2.9 million and an increase in non-interest expense of $815,000. These increases were partially offset by a decrease in interest expense of $2.6 million and an increase in non-interest income of $435,000.

Net Interest Income. The tables on pages 48 and 49 set forth the components of the Company's net interest income, yields on interest-earning assets and interest-bearing liabilities, and the effect on net interest income arising from changes in volume and rate. There was an increase in net interest income for the year ended June 30, 2010 of $1.9 million, or 11.9%, to $17.8 million from $15.9 million for the same period in 2009. The increase in volume of interest-earning assets increased interest income by $1.1 million, while the increase in the volume of deposits increased interest expense by $703,000 and the decrease in the volume of borrowed funds decreased interest expense by $901,000. The changes in volume had the effect of increasing net interest income by $1.3 million. The increase in net interest income associated with changes in rate had the effect of increasing net interest income by $557,000. The decrease in net interest income attributable to lower yields on interest bearing assets totaled $1.9 million compared to a $2.4 million increase in net interest income attributable to lower rates on interest bearing liabilities. Net interest margin increased to 3.32% for the year ended June 30, 2010 compared to 3.06% for the year ended June 30, 2009.

Interest Income. Interest income decreased from $28.3 million for the year ended June 30, 2009 to $27.6 million for the year ended June 30, 2010. This decrease of $716,000, or 2.5%, was mainly due to a decrease in short-term investment rates which contributed to decreased interest received on debt securities of $1.3 million or 23.8% and interest received on short-term investments of $102,000 or 81.6%. There were also a significant amount of calls and principal paydowns that were executed on the higher rate bonds, and these funds were then invested at lower rates. These decreases were partially offset by an increase in loan interest of $754,000 or 3.3% due to higher average loan balances.

Interest Expense. Interest expense decreased by $2.6 million, or 21.1%, from the year ended June 30, 2009 to the year ended June 30, 2010. Decreased interest costs on borrowings and deposits were the reason for this decrease. There was a decrease in deposit interest expense of $1.6 million and a decrease in borrowing interest expense of $1.0 million from the year ended June 30, 2009 to the year ended June 30, 2010. Average deposit balances increased by $46.6 million, or 13.2%, while average rates decreased from 2.46% to 1.78%. Average borrowing balances decreased from $97.4 million to $72.7 million, and the average rate on borrowings decreased from 3.78% to 3.63%. The decrease in the cost of funds is due to the result of the current low interest rate environment as well as an increase in transaction and money market deposit accounts.

Provision for Loan Losses. For the year ended June 30, 2010 the provision for loan losses increased $2.9 million compared to the year ending June 30, 2009 due to growth in loan delinquencies, and general economic conditions. Net loan charge-offs for 2010 and 2009 were $1.7 million and $1.1 million, respectively. The allowance for loan losses of $6.3 million at June 30, 2010 represented 1.5% of total loans, as compared to an allowance of $3.7 million, representing 1.0% of total loans at June 30, 2009.

Non-interest Income. Total non-interest income increased by $435,000, or 18.9%, for the year ended June 30, 2010 compared to the year ended June 30, 2009. The primary reason for this increase was a gain on the sales of securities of $15,000 for the year ended 2010 compared to a loss on the sales/impairment of investment securities of $326,000 for the year ended June 30, 2009. This was due to an impairment loss on securities for the year ended June 30, 2009 of $388,000 compared to no impairment losses for the year ended June 30, 2010. There was also an increase in customer service fees of $281,000, or 17.2%, for the year ended June 30, 2010 compared to the year ended June 30, 2009. This increase in customer service fees was mainly due to the increase in overdraft fees. These increases were partially offset by a decrease in the gain on sales of loans of $121,000, or 42.2%, for the year ended June 30, 2010 compared to the year ended June 30, 2009. There were also decreases in other non-interest income of $47,000 and in the cash surrender value of life insurance of $19,000 for the year ended June 30, 2010 compared to the year ended June 30, 2009.

Non-interest Expense. For the year ended June 30, 2010, non-interest expense increased $815,000 compared to the year ended June 30, 2009. This increase was largely due to a writedown of other real estate owned of $286,000 in the year ended June 30, 2010 and an increase in salary and employee benefit expenses of $266,000 for the year ended June 30, 2010 compared to the year ended June 30, 2009. In addition, increases in general and administrative expenses of $172,000 and occupancy and equipment of $100,000 contributed to the increase in non-interest expense.

Income Taxes. Income tax expense decreased from $244,000 for the year ended June 30, 2009 to an income tax benefit of $533,000 for the year ended June 30, 2010. This decrease of $777,000 was due to the decrease in income before taxes. The Company's effective tax rate increased from 46.0% for the year ended June 30, 2009 to 60.2% for the year ended June 30, 2010, due to the decrease in income before taxes while maintaining the level of income from tax advantaged investments. The Company prepares its federal and state tax returns on a fiscal year ended October 31. Tax expense, current taxes payable and deferred taxes as of the Company's June 30 financial reporting year end incorporate estimates for the tax year ending the subsequent October 31 and are therefore subject to change once the actual amounts become known.

Comparison of Operating Results For the Years Ended June 30, 2009 and June 30, 2008

Net Income. Net income was $286,000, or $0.04 per fully diluted share, for the year ended June 30, 2009 as compared to $1.2 million, or $0.16 per fully diluted share, for the year ended June 30, 2008. The primary reasons for the decrease in net income of $884,000 included an increase in provision for loan losses of $761,000, an increase in FDIC expenses of $580,000, an increase in salary and employee benefit expenses related to the 2008 Plan of $572,000, an increase in other salary and employee benefit expenses of $393,000 and a write-down for other-than-temporary impairment of investment securities of $388,000.

Net Interest Income. The tables on pages 48 and 49 set forth the components of the Company's net interest income, yields on interest-earning assets and interest-bearing liabilities, and the effect on net interest income arising from changes in volume and rate. There was an increase in net interest income for the year ended June 30, 2009 of $1.5 million, or 10.0%, to $15.9 million from $14.5 million for the same period in 2008. The increase in volume of interest-earning assets increased interest income by $1.9 million, while the increase in the volume of interest-bearing liabilities increased interest expense by $1.0 million. The changes in volume had the effect of increasing net interest income by $904,000. The increase in net interest income associated with changes in rate had the effect of increasing net interest income by $540,000. The decrease in net interest income attributable to lower yields on interest bearing assets totaled $2.5 million compared to a $3.0 million increase in net interest income attributable to lower rates on interest bearing liabilities. Net interest margin increased to 3.06% for the year ended June 30, 2009 compared to 2.95% for the year ended June 30, 2008.

Interest Income. Interest income decreased from $28.8 million for the year ended June 30, 2008 to $28.3 million for the year ended June 30, 2009. This decrease of $551,000, or 1.9%, was due to decreases in dividends received from the Federal Home Loan Bank of Boston which amounted to $206,000 and a decrease in short-term investment rates which decreased interest received on debt securities by 373,000 or 6.6% and interest received on short-term investments of $369,000 or 74.7%. These decreases were partially offset by an increase in loan interest of $649,000 or 2.9% due to higher average loan balances.

Interest Expense. Interest expense decreased by $2.0 million, or 13.9%, from the year ended June 30, 2008 to the year ended June 30, 2009. Decreased interest costs on borrowings and deposits were the reason for this decrease. Average deposit balances increased by $43.0 million, or 13.9%, while average rates decreased from 3.20% to 2.46%. Average borrowings balances decreased from $104.9 million to $97.4 million, and the average rate on borrowings decreased from 4.22% to 3.77%.

Provision for Loan Losses. For the year ended June 30, 2009 the provision for loan losses increased $761,000 compared to the year ending June 30, 2008 due to increases in loan delinquencies, growth in the loan portfolio and general economic conditions. Net loan charge-offs for 2009 and 2008 were $1.1 million and $8,000, respectively. The allowance for loan losses of $3.7 million at June 30, 2009 represented 1.0% of total loans, as compared to an allowance of $3.5 million, representing 1.0% of total loans at June 30, 2008.

Non-interest Income. Total non-interest income decreased by $134,000, or 5.5%, for the year ended June 30, 2009 compared to the year ended June 30, 2008. The primary reason for this decrease was a write-down on other-than-temporary impairment losses of investment securities of $388,000. In addition, in fiscal 2008 the Company recorded a one time gain of $108,000 as a result of the termination of the Company's defined benefit plan. The decrease resulting from the write down of securities was offset by an increase in gain on sale of loans of $201,000, an increase in customer service fees of $64,000, an increase of $58,000 in the cash surrender value of life insurance and an increase of $34,000 in other non-interest income.

Non-interest Expense. For the year ended June 30, 2009, non-interest expense increased $2.2 million compared to the year ended June 30, 2008. This increase was largely due to an increase in salary and employee benefit expenses related to the 2008 Plan of $572,000 and other salary and employee benefits expenses of $393,000. In addition, increases in FDIC expenses of $580,000 and general and administrative expenses of $379,000 contributed to the increase in non-interest expense. The increase in general and administrative expenses was primarily related to costs associated with the operations of two new branches and the costs associated with maintaining and processing new deposit and loan customer accounts.

Income Taxes. Income tax expense decreased from $1.0 million for the year ended June 30, 2008 to $244,000 for the year ended June 30, 2009. This decrease of $771,000 was due to the decrease in income before taxes and an adjustment in fiscal 2008 to the company's valuation reserve against the deferred tax asset established in connection with the charitable contribution carryforward. The Company's effective tax rate decreased from 46.4% for the twelve months ended June 30, 2008 to 46.0% for the twelve months ended June 30, 2009.

Comparison of Financial Condition at June 30, 2010 and June 30, 2009

Total Assets. Total assets increased by $16.4 million, or 2.9%, from $567.7 million at June 30, 2009 to $584.0 million at June 30, 2010. This increase was primarily attributable to the increase in net loans of $26.0 million, or 6.7%, to $412.6 million at June 30, 2010, an increase in cash and due from banks of $6.8 million or 49.2%, to $20.8 million at June 30, 2010 and an increase in other assets of $1.5 million. These increases were partially offset by a decrease in federal funds sold and other short-term investments of $13.1 million, or 58.5%, to $9.3 million and a decrease in securities available for sale of $4.7 million, or 4.1%, to $111.4 million at June 30, 2010.

Cash and Short-term Investments. Cash and correspondent bank balances, and short-term investments primarily consisting of money market mutual funds decreased by $6.2 million, or 17.2%, from $36.2 million at June 30, 2009 to $30.0 million at June 30, 2010. The most advantageous short term interest rate during the year was available at the Federal Reserve, therefore, cash and due from banks is $6.8 million higher at June 30, 2010 than it was at June 30, 2009, and federal funds sold and other short-term investments is $13.1 million lower at June 30, 2010 than it was at June 30, 2009.

Securities. The investment portfolio aggregated $111.4 million at June 30, 2010, a decrease of $4.7 million, or 4.1%, from $116.1 million at June 30, 2009. Within the securities portfolio, government-sponsored enterprises decreased by $78,000, or 0.8%, from $10.1 million at June 30, 2009 to $10.0 million at June 30, 2010. There was also a decrease in mortgage-backed securities of $4.4 million, or 3.8%, from $115.4 million at June 30, 2009 to $111.0 million at June 30, 2010. The Company took a $388,000 loss on other-than-temporarily impaired securities in fiscal year ended June 30, 2009.

Net Loans. Net loans increased $26.0 million, or 6.7%, from $386.6 million at June 30, 2009 to $412.6 million at June 30, 2010. This increase was due to the continuing favorable interest rates available to our customers in this economy. Commercial real estate loans increased $11.1 million, or 8.7%, Residential mortgage loans increased $7.8 million, or 6.4%, Home equity loans increased $6.3 million, or 10.7%, Commercial loans increased $3.6 million, or 9.3%, and Consumer loans increased $3.2 million, or 14.4%. A partial offset to these increases was a decrease in Construction loans of $3.8 million, or 21.9%.

Deposits and Borrowed Funds. Deposits increased from $381.5 million at June 30, 2009 to $420.1 million at June 30, 2010. This increase was due to customers looking for the safety and soundness of an FDIC insured institution. Certificates of deposits increased $10.4 million, or 5.2%, Demand accounts increased $10.1 million, or 24.0%, NOW accounts increased $7.8 million, or 36.0%, regular and other savings accounts increased $7.3 million, or 9.8%, and money market accounts increased $2.9 million, or 7.3%.

Total borrowings, including borrowings from the FHLB as well as securities sold under agreements to repurchase, decreased from $83.3 million as of June 30, 2009 to $65.0 million as of June 30, 2010. As of June 30, 2010, total borrowings included $6.8 million of securities sold under agreement to repurchase and $58.2 million of FHLB borrowings.

Total Stockholders' Equity. The Company repurchased 198,300 shares of Company stock, at an average price of $10.79 per share, in the first and second quarters of fiscal 2010 pursuant to the Company's second Stock Repurchase Program announced in January 2009. The Company repurchased 11,363 shares of Company stock, at an average price of $10.70 per share, in the third quarter of fiscal 2010 in connection with the vesting of the restricted stock grants as part of our 2008 Equity Incentive Plan. The Company purchased these shares from the employee plan participants for settlement of tax withholding obligations. The Company also repurchased 85,615 shares of Company stock, at an average price of $10.55 per share, in the third quarter of fiscal 2010 pursuant to the Company's second Stock Repurchase Program announced in January 2009. The Company repurchased 34,200 shares of Company stock, at an average price of $9.76 in the fourth quarter of fiscal 2010 pursuant to the Company's third Stock Repurchase Program announced in June 2010. These repurchases contributed to an overall decrease in stockholders' equity of $1.9 million, to $94.8 million at June 30, 2010, compared to $96.7 million at June 30, 2009. Our ratio of capital to total assets decreased to 16.2% as of June 30, 2010 from 17.0% at June 30, 2009.

Risk Management

Management recognizes that taking and managing risk is fundamental to the business of banking. Through the development, implementation and monitoring of its policies with respect to risk management, the Company strives to measure, evaluate and mitigate the risks it faces. Management understands that an effective risk management system is critical to the safety and soundness of the Company. Chief among the risks faced by the Company are credit risk, market risk including interest rate risk, liquidity risk, operational (transaction) risk and compliance risk.

Within management, the responsibility for risk management rests with the General Counsel and the senior officers responsible for finance, lending, retail banking, marketing and human resources. The General Counsel and senior officers continually review the status of our risk management efforts, including reviews of internal and external audit findings, loan review findings, and the activities of the Asset/Liability Committee with respect to monitoring interest rate and liquidity risk. The General Counsel tracks any open items requiring corrective action with the goal of ensuring that each is addressed on a timely basis. The General Counsel reports all findings directly to the Audit Committee.

Management of Credit Risk. The Company considers credit risk to be the most significant risk it faces, in that it has the greatest potential to affect the financial condition and operating results of the Company. Credit risk is managed through a combination of policies established by the Board of Directors of the Company, the monitoring of compliance with these policies, and the periodic evaluation of loans in the portfolio, including those with problem characteristics. In general, the Company's policies establish maximums on the amount of credit that may be granted to a single borrower (including affiliates), the aggregate amount of loans outstanding by type in relation to total assets and capital, and loan concentrations. Collateral and debt service coverage ratios, approval limits and other underwriting criteria are also specified. Policies also exist with respect to performing periodic credit reviews, the rating of loans, when loans should be placed on non-performing status and factors that should be considered in establishing the Company's allowance for loan losses. For additional information, see "*Business—Lending Activities.*"

Management of Market Risk. Market risk is the risk of loss due to adverse changes in market prices and rates, and typically encompasses exposures such as sensitivity to changes in market interest rates, foreign currency exchange rates, and commodity prices. The Company has no exposure to foreign currency exchange or commodity price movements. Because net interest income is the Company's primary source of revenue, the Company's exposure to interest rate risk is significant.

Interest rate risk is the exposure of the Company's net interest income to adverse movements in interest rates. Net interest income is affected by changes in interest rates as well as by fluctuations in the level and duration of the Company's assets and liabilities. Over and above the influence that interest rates have on net interest income, changes in rates may also affect the volume of lending activity, the ability of borrowers to repay variable rate loans, the volume of loan prepayments and refinancing, the flow and mix of deposits, and the market value of the Company's assets and liabilities.

Exposure to interest rate risk is managed by the Company through periodic evaluations of the current interest rate risk inherent in its rate-sensitive assets and liabilities, coupled with determinations of the level of risk considered appropriate given the Company's capital and liquidity requirements, business strategy and performance objectives. Through such management, the Company seeks to manage the vulnerability of its net interest income to changes in interest rates.

Strategies used by the Company to manage the potential volatility of its earnings may include:

• Emphasizing the origination and retention of adjustable-rate mortgage loans, variable rate commercial loans and variable rate home equity lines of credit;

• Investing in securities with relatively short maturities and/or expected average lives;

• Classifying all of the investment portfolio as "available for sale" in order to provide for flexibility in liquidity management; and

• Lengthening or shortening liabilities such as certificates of deposits and FHLB borrowings when appropriate.

The Company's Asset/Liability Committee, comprised of senior management and two members of the Board of Directors, is responsible for managing interest rate risk. On a quarterly basis, the Committee reviews with the Board of Directors its analysis of the Company's exposure to interest rate risk, the effect that subsequent changes in interest rates could have on the Company's future net interest income, its strategies and other activities, and the effect of those strategies on the Company's operating results.

The Committee's primary method for measuring and evaluating interest rate risk is income simulation analysis. This analysis considers the maturity and repricing characteristics of assets and liabilities, as well as the relative sensitivities of these balance sheet components over a range of interest rate scenarios. Interest rate scenarios tested generally include instantaneous and sustained parallel and flattening/steepening rate ramps over a one year period, and static (or flat) rates. The simulation analysis is used to measure the exposure of net interest income to changes in interest rates over a specified time horizon, usually a two-year period.

The following table sets forth, as of June 30, 2010, the estimated changes in the Company's net interest income that would result from the designated instantaneous and sustained changes in the U.S. Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

	Percentage Change in Estimated Net Interest Income over 12 months as Compared to Flat Rates
400 basis point increase in rates	-22.08%
300 basis point increase in rates	-14.05%
200 basis point increase in rates	-8.75%
100 basis point increase in rates	-2.74%
Flat interest rates	0.00%
100 basis point decrease in rates	-0.69%
200 basis point decrease in rates	-8.30%

As indicated in the table above the result of a 100 basis point increase in interest rates is estimated to decrease net interest income by 2.74%, and 8.75% for a 200 basis point increase over a 12-month horizon, when compared to the flat rate scenario. The estimated change in net interest income from the flat rate scenario for a 200 basis point decline in the level of interest rates is a decrease of 8.30%, and a decrease of 0.69% for a 100 basis point decline. Inherent in these estimates is the assumption that interest rates on interest bearing liabilities would change in direct proportion to changes in the U.S. Treasury yield curve. In all simulations, the lowest possible interest rate would be zero.

There are inherent shortcomings in income simulation, given the number and variety of assumptions that must be made in performing the analysis. The assumptions relied upon in making these calculations of interest rate sensitivity include the level of market interest rates, the shape of the yield curve, the degree to which certain assets and liabilities with similar maturities or periods to repricing react to changes in market interest rates, the degree to which non-maturity deposits react to changes in market rates, the expected prepayment rates on loans and mortgage-backed securities, and the degree to which early withdrawals occur on certificates of deposit and the volume of other deposit flows. As such, although the analysis shown above provides an indication of the Company's sensitivity to interest rate changes at a point in time, these estimates are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income and will differ from actual results.

In its management of interest rate risk, the Company also relies on the analysis of its interest rate "gap," which is the measure of the mismatch between the amount of the Company's interest-earning assets and interest-bearing liabilities that mature or reprice within specified timeframes. An asset-sensitive position (positive gap) exists when there are more rate-sensitive assets than rate-sensitive liabilities maturing or repricing within a particular time horizon, and generally signifies a favorable effect on net interest income during periods of rising interest rates and a negative effect during periods of falling interest rates. Conversely, a liability-sensitive position (negative gap) would generally indicate a negative effect on net interest income during periods of rising rates and a positive effect during periods of falling rates. Certain factors may serve to limit the usefulness of the measurement of the interest rate gap. For example, interest rates on certain assets and liabilities are discretionary and may change in advance of, or may lag behind, changes in market rates. The gap analysis does not give effect to changes the Company may undertake to mitigate interest rate risk. Certain assets, such as adjustable-rate loans, have features that may restrict the magnitude of changes in interest rates both on a short-term basis and over the life of the assets. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the gap analysis. Lastly, should interest rates increase, the ability of borrowers to service their debt may decrease.

Liquidity Risk Management. Liquidity risk, or the risk to earnings and capital arising from an organization's inability to meet its obligations without incurring unacceptable losses, is managed by the Company's Chief Financial Officer, who monitors on a daily basis the adequacy of the Company's liquidity position. Oversight is provided by the Asset/Liability Committee, which reviews the Company's liquidity on a monthly basis, and by the Board of Directors of the Company, which reviews the adequacy of our liquidity resources on a quarterly basis.

The Company's primary sources of funds are from deposits, repurchase agreements, amortization of loans, loan prepayments and the maturity of loans, mortgage-backed securities and other investments, and other funds provided by operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing loans and investment securities are relatively predictable sources of funds, deposit flows and loan prepayments can be greatly influenced by general interest rates, economic conditions and competition. We maintain excess funds in cash and short-term interest-bearing assets that provide additional liquidity. At June 30, 2010, cash and due from banks, federal funds sold and short-term investments totaled $30.0 million, or 5.1%, of total assets, which is a decrease of $6.2 million, or 17.2%, from June 30, 2009.

The Company also relies on outside borrowings from the FHLB as an additional funding source. Since June 30, 2009, the Company has decreased FHLB borrowings by $14.2 million to a total of $58.2 million outstanding as of June 30, 2010. On that date, the Company had the ability to borrow an additional $75.7 million from the FHLB.

The Company uses its liquidity to fund existing and future loan commitments, to fund maturing certificates of deposit and borrowings, to fund other deposit withdrawals, to invest in other interest-earning assets and to meet operating expenses. The Company anticipates that it will continue to have sufficient funds and alternative funding sources to meet its commitments.

Contractual Obligations. The following table presents information indicating various contractual obligations and commitments of the Company as of June 30, 2010 and the respective maturity dates:

	June 30, 2010				
	Total	One Year or Less	More Than One Year Through Three Years	More Than Three Years Through Five Years	Over Five Years
			(In Thousands)		
Federal Home Loan Bank of Boston advances	$ 58,196	$ 11,500	$ 31,145	$ 9,551	$ 6,000
Lease commitments	2,217	238	409	348	1,222
Data processing	3,000	600	1,200	1,200	-
Total contractual obligations	$ 63,413	$ 12,338	$ 32,754	$ 11,099	$ 7,222

Off-Balance Sheet Arrangements. None.

Loan commitments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and generally have fixed expiration dates or other termination clauses. The following table presents certain information about the Company's loan commitments outstanding as of June 30, 2010:

	June 30, 2010
	(In Thousands)
Commitments to grant loans (1)	$ 9,719
Commercial lines of credit	23,262
Unused portions of home equity lines of credit (2)	30,074
Unused portion of construction loans (3)	7,333
Unused portion of mortgage loans	210
Unused portion of personal lines-of-credit (4)	1,983
Standby letters of credit (5)	2,200
Total loan commitments	$ 74,781

(1) Commitments for loans are generally extended to customers for up to 60 days after which they expire.
(2) Unused portions of home equity lines of credit are available to the borrower for up to 10 years.
(3) Unused portions of construction loans are available to the borrower for up to twelve to eighteen months for development loans and up to one year for other construction loans.
(4) Unused portions of personal lines-of-credit are available to customers in "good standing" indefinitely.
(5) Standby letters of credit are generally available for one year or less.

Management of Other Risks. Two additional risk areas that receive significant attention by management and the Board are operational risk and compliance risk. Operational risk is the risk to earnings and capital arising from control deficiencies, problems with information systems, fraud, error or unforeseen catastrophes. Compliance risk is the risk arising from violations of, or nonconformance with, laws, rules, regulations, prescribed practices, internal policies and procedures or ethical standards. Compliance risk can expose us to fines, civil money penalties, payment of damages and the voiding of contracts. Both operational and compliance risks also can have serious reputation risk issues for the Company as well.

The Company addresses such risks through the establishment of comprehensive policies and procedures with respect to internal control, the management and operation of its information and communication systems, disaster recovery, and compliance with laws, regulations and banking "best practice." Monitoring of the efficacy of such policies and procedures is performed through a combination of the Company's internal audit program, through periodic internal and third-party compliance reviews, and through the ongoing attention of its managers charged with supervising compliance and operational control. Oversight of these activities is provided by the Company's General Counsel and the Board of Directors.

Impact of Inflation and Changing Prices

The financial statements, accompanying notes, and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Most of our assets and liabilities are monetary in nature, and, therefore, the impact of interest rates has a greater impact on its performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of Recent Accounting Pronouncements

Please refer to the note on Recent Accounting Pronouncements in Note 1 to the consolidated financial statements in Item 8 for a detailed discussion of new accounting pronouncements.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The information required by this item is incorporated by reference to Part II, Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Risk Management.*"

Item 8: ***Financial Statements And Supplementary Data***

The information required by this Item 8 is included at the end of this Annual Report on Form 10-K beginning on page F-1.

Item 9. ***Changes In And Disagreements With Accountants On Accounting And Financial Disclosure***

Not applicable.

Item 9A(T). ***Controls And Procedures***

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Exchange Act. Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this Annual Report on Form 10-K, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the SEC (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company's internal control over financial reporting that occurred during the fourth quarter of our last fiscal year that have materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The internal control process has been designed under management's supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2010, utilizing the framework established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of June 30, 2010 is effective based on those criteria.

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Directors

For information relating to the directors of the Company, the information contained under the sections captioned "Proposal 1 — Election of Directors" in the Hampden Bancorp, Inc. Proxy Statement for the 2010 Annual Meeting of Shareholders (the "Proxy Statement") is incorporated herein by reference.

Executive Officers

For information relating to the executive officers of the Company, the information contained under the section captioned "Executive Officer and Director Compensation — Executive Officers of Hampden Bancorp, Inc." in the Proxy Statement is incorporated by reference.

Compliance With Section 16(a) of the Exchange Act

For information regarding compliance with Section 16(a) of the Exchange Act, the section captioned "Section 16(a) Beneficial Ownership Compliance" in the Proxy Statement is incorporated herein by reference.

Disclosure of Code of Ethics

For information concerning the Company's code of conduct and ethics, the information contained under the section captioned "Code of Conduct and Ethics" in the Proxy Statement is incorporated herein by reference.

Corporate Governance

There have been no material changes to the procedures by which security holders may recommend nominees to the Company's Board of Directors.

For information regarding the Audit Committee and its composition and the audit committee financial expert, the section captioned "Corporate Governance — Audit Committee" in the Proxy Statement is incorporated herein by reference.

Item 11. *Executive Compensation*

For information relating to executive compensation, the information contained under the sections captioned "Executive Officer and Director Compensation" and "Directors' Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. *Security Ownership Of Certain Beneficial Owners And Management And Related Stockholder Matters*

(a) Security Ownership of Certain Beneficial Owners

The information required by this item is incorporated herein by reference to the section captioned "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

(b) Security Ownership of Management

The information required by this item is incorporated herein by reference to the section captioned "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

(c) Equity Incentive Plan Information

The following table sets forth information, as of June 30, 2010, the Company common stock that may be issued upon exercise of options under stock-based benefit plans maintained by the Company.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	553,000	$10.90	241,987
Equity compensation plans not approved by security holders	-	-	-
Total	553,000	$10.90	241,987

Item 13. ***Certain Relationships And Related Transactions, and Director Independence***

The information required by this item is incorporated herein by reference to the sections captioned "Certain Relationships and Related Transactions" and "Corporate Governance — Independent Directors" in the Proxy Statement.

Item 14. ***Principal Accounting Fees And Services***

The information required by this item is incorporated herein by reference to the section captioned "Proposal 2 — Ratification of Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

1. **Financial Statements**
   The consolidated financial statements, including notes thereto, and financial schedules required in response to this item are set forth in Part II, Item 8 of this Annual Report on Form 10-K.

2. **Financial Statement Schedules**
   Schedules to the consolidated financial statements required by Article 9 of Regulation S-X and all other schedules to the consolidated financial statements have been omitted because they are either not required, are not applicable or are included in the consolidated financial statements or notes thereto, which can be found in Part II, Item 8 of this Annual Report on Form 10-K.

3. **Exhibits:**

3.1	Certificate of Incorporation of Hampden Bancorp, Inc.(1)
3.2	Bylaws of Hampden Bancorp, Inc.(2)
3.3	Amendment to Amended and Restated Bylaws of Hampden Bancorp, Inc. (3)
4.1	Stock Certificate of Hampden Bancorp, Inc.(1)
10.1	Hampden Bank Employee Stock Ownership Plan and Trust Agreement(4)
10.2.1	Hampden Bank Employee Stock Ownership Plan Loan Agreement(5)

10.2.2	Pledge Agreement(5)
10.2.3	Promissory Note(5)
10.3	Hampden Bank 401(k) Profit Sharing Plan and Trust(1)
10.4	Hampden Bank SBERA Pension Plan(1)
10.5.1	Employment Agreement between Hampden Bank and Thomas R. Burton(5)
10.5.2	Employment Agreement between Hampden Bank and Glenn S. Welch(5)
10.6	Form of Hampden Bank Change in Control Agreement(6)
10.7	Executive Salary Continuation Agreement between Hampden Bank and Thomas R. Burton(1)
10.8	Form of Executive Salary Continuation Agreement between Hampden Bank and certain specific officers(1)
10.9	Form of Director Supplemental Retirement Agreements between Hampden Bank and certain directors(1)
10.10.1	Executive Split Dollar Life Insurance Agreement between Hampden Bank and Thomas R. Burton(1)
10.10.2	Executive Split Dollar Life Insurance Agreement between Hampden Bank and Robert S. Michel(1)
10.11	Amendment to Supplemental Retirement Agreement between Hampden Bank and Thomas R. Burton (7)
10.12	2008 Equity Incentive Plan (8)
10.13	Form of Restricted Stock Agreement (9)
10.14	Form of Stock Option Grant Notice and Stock Option Agreement (9)
21.0	List of Subsidiaries
23.0	Consent of Wolf & Company, P.C.
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a) of Thomas R. Burton
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a) of Robert A. Massey
32.0	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-137359), as amended, initially filed with the SEC on September 15, 2006.

(2) Incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-33144) as filed with the SEC on August 3, 2007.

(3) Incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-33144) as filed with the SEC on September 14, 2009.

(4) Incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 001-33144) for the quarter ended September 30, 2006.

(5) Incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-33144) as filed with the SEC on January 19, 2007.

(6) Incorporated by reference to the Company's Current Report on Form 8-K (File No. 001-33144) as filed with the SEC on November 9, 2009.

(7) Incorporated by reference to the Company's Annual Report on Form 10-K (File No. 001-33144) for the year ended June 30, 2007.

(8) Incorporated by reference to the Company's Proxy Statement on Form DEF 14A, as filed with the SEC on December 27, 2007.

(9) Incorporated by reference to the Company's Quarterly Report on Form 10-Q (File No. 001-33144) for quarter ended March 31, 2008.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Springfield, Commonwealth of Massachusetts on September 7, 2010.

HAMPDEN BANCORP, INC.

By: /s/ THOMAS R. BURTON

Thomas R. Burton
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ THOMAS R. BURTON Thomas R. Burton	President, Chief Executive Officer (principal executive officer)	September 7, 2010
/s/ ROBERT A. MASSEY Robert A. Massey	Chief Financial Officer, Senior Vice President and Treasurer (principal accounting and financial officer)	September 7, 2010
/s/ STUART F. YOUNG JR. Stuart F. Young, Jr.	Chairman of the Board of Directors Director	September 7, 2010
/s/ THOMAS V. FOLEY Thomas V. Foley	Director	September 7, 2010
/s/ JUDITH E. KENNEDY Judith E. Kennedy	Director	September 7, 2010
/s/ RICHARD J. KOS Richard J. Kos	Director	September 7, 2010
/s/ STANLEY KOWALSKI, JR. Stanley Kowalski, Jr.	Director	September 7, 2010
/s/ KATHLEEN O'BRIEN MOORE Kathleen O'Brien Moore	Director	September 7, 2010
/s/ MARY ELLEN SCOTT Mary Ellen Scott	Director	September 7, 2010
/s/ ARLENE PUTNAM Arlene Putnam	Director	September 7, 2010
/s/ RICHARD D SUSKI Richard D. Suski	Director	September 7, 2010

HAMPDEN BANCORP, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Hampden Bancorp, Inc.

We have audited the consolidated balance sheets of Hampden Bancorp, Inc. and subsidiaries (the "Company") as of June 30, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hampden Bancorp, Inc. and subsidiaries as of June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Wolf & Company, P.C.

Boston, Massachusetts
September 7, 2010

HAMPDEN BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	June 30,	
	2010	2009
	(In Thousands)	
Cash and due from banks	$ 20,770	$ 13,925
Federal funds sold and other short-term investments	9,263	22,323
Cash and cash equivalents	30,033	36,248
Securities available for sale, at fair value	111,379	116,100
Federal Home Loan Bank of Boston stock, at cost	5,233	5,233
Loans held for sale	933	915
Loans, net of allowance for loan losses of $6,314 at June 30, 2010 and $3,742 at June 30, 2009	412,614	386,638
Other real estate owned	911	1,362
Premises and equipment, net	5,097	4,379
Accrued interest receivable	1,751	1,805
Deferred tax asset	3,420	2,974
Bank-owned life insurance	10,325	9,909
Other assets	2,343	2,093
	$ 584,039	$ 567,656

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
Deposits	$ 420,060	$ 381,477
Securities sold under agreements to repurchase	6,806	10,872
Short-term borrowings	-	1,500
Long-term debt	58,196	70,915
Mortgagors' escrow accounts	849	799
Accrued expenses and other liabilities	3,355	5,435
Total liabilities	489,266	470,998
Commitments and contigencies (Notes 12 and 14)		
Preferred stock ($.01 par value, 5,000,000 shares authorized; none issued or outstanding)	-	-
Common stock ($.01 par value, 25,000,000 shares authorized; 7,949,879 issued; 7,117,274 outstanding at June 30, 2010 and 7,446,752 outstanding at June 30, 2009)	79	79
Additional paid-in-capital	77,959	77,603
Unearned compensation - ESOP (487,594 shares unallocated at June 30, 2010 and 529,992 shares unallocated at June 30, 2009)	(4,876)	(5,300)
Unearned compensation - equity incentive plan	(1,450)	(2,127)
Retained earnings	29,781	30,986
Accumulated other comprehensive income	1,869	507
Treasury stock, at cost (832,605 shares at June 30, 2010 and 503,127 shares at June 30, 2009)	(8,589)	(5,090)
Total stockholders' equity	94,773	96,658
	$ 584,039	$ 567,656

See accompanying notes to consolidated financial statements.

HAMPDEN BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended June 30,		
	2010	2009	2008
	(In Thousands)		
Interest and dividend income:			
Loans, including fees	$ 23,475	$ 22,721	$ 22,072
Debt securities	4,049	5,310	5,683
Dividends	10	117	576
Federal funds sold and other short-term investments	23	125	493
Total interest and dividend income	27,557	28,273	28,824
Interest expense:			
Deposits	7,102	8,666	9,909
Borrowings	2,638	3,679	4,431
Total interest expense	9,740	12,345	14,340
Net interest income	17,817	15,928	14,484
Provision for loan losses	4,337	1,412	651
Net interest income, after provision for loan losses	13,480	14,516	13,833
Non-interest income:			
Customer service fees	1,914	1,633	1,569
Gain (loss) on sales/impairment of securities, net	15	(326)	57
Gain on sales of loans, net	166	287	86
Curtailment and settlement of defined benefit plan	-	-	108
Increase in cash surrender value of life insurance	416	435	377
Other	224	271	237
Total non-interest income	2,735	2,300	2,434
Non-interest expense:			
Salaries and employee benefits	9,441	9,175	8,209
Occupancy and equipment	1,740	1,640	1,481
Data processing services	885	853	760
Advertising	915	936	909
Write-down of other real estate owned	286	-	-
FDIC insurance and assessment expenses	596	616	36
Other general and administrative	3,238	3,066	2,687
Total non-interest expense	17,101	16,286	14,082
Income (loss) before income taxes	(886)	530	2,185
Income tax expense (benefit)	(533)	244	1,015
Net income (loss)	$ (353)	$ 286	$ 1,170
Earnings per share			
Basic	$ (0.05)	$ 0.04	$ 0.16
Diluted	$ (0.05)	$ 0.04	$ 0.16
Weighted average shares outstanding			
Basic	6,528,355	6,826,777	7,273,069
Diluted	6,528,355	6,868,495	7,283,701

See accompanying notes to consolidated financial statements.

HAMPDEN BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED JUNE 30, 2010, 2009 and 2008

	Common Stock		Additional Paid-in Capital	Unearned Compensation-ESOP	Unearned Compensation-Equity Incentive Plan	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	Shares	Amount							
					(In Thousands)				
Balance at June 30, 2007	7,949,879	$ 79	$ 77,156	$ (6,148)	$ -	$ 31,933	$ (1,002)	$ -	$ 102,018
Comprehensive income:									
Net income	-	-	-	-	-	1,170	-	-	1,170
Net unrealized gain on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	-	-	625	-	625
Total comprehensive income									1,795
Culmulative effect of change to accounting for excess servicing, net of tax effect	-	-	-	-	-	133	-	-	133
Cash dividends paid ($0.12 per share)	-	-	-	-	-	(862)	-	-	(862)
Establishment of stock incentive plan - restricted stock	-	-	3,237	-	(3,237)	-	-	-	-
Common stock repurchased for stock incentive plan - restricted stock (317,996 shares)	-	-	(3,237)	-	-	(243)	-	-	(3,480)
Stock-based compensation	-	-	85	-	335	-	-	-	420
ESOP shares allocated or committed to be allocated (42,399 shares)	-	-	35	389	-	-	-	-	424
Balance at June 30, 2008	7,949,879	$ 79	$ 77,276	$ (5,759)	$ (2,902)	$ 32,131	$ (377)	$ -	$ 100,448
Comprehensive income:									
Net income	-	-	-	-	-	286	-	-	286
Net unrealized gain on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	-	-	884	-	884
Total comprehensive income									1,170
Culmulative effect of change to accounting for bank owned life insurance, net of tax effect	-	-	-	-	-	(457)	-	-	(457)
Cash dividends paid ($0.12 per share)	-	-	-	-	-	(854)	-	-	(854)
Common stock repurchased	(503,127)	-	-	-	-	-	-	(5,090)	(5,090)
Stock-based compensation	-	-	337	-	655	-	-	-	992
Forfeiture of restricted stock	-	-	-	-	120	(120)	-	-	-
ESOP shares allocated or committed to be allocated (42,399 shares)	-	-	(10)	459	-	-	-	-	449
Balance at June 30, 2009	7,446,752	$ 79	$ 77,603	$ (5,300)	$ (2,127)	$ 30,986	$ 507	$ (5,090)	$ 96,658
Comprehensive income:									
Net loss	-	-	-	-	-	(353)	-	-	(353)
Net unrealized gain on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	-	-	1,362	-	1,362
Total comprehensive income									1,009
Cash dividends paid ($0.12 per share)	-	-	-	-	-	(807)	-	-	(807)
Common stock repurchased	(329,478)	-	-	-	-	-	-	(3,499)	(3,499)
Stock-based compensation	-	-	326	-	632	-	-	-	958
Tax benefit from Equity Incentive Plan vesting	-	-	10	-	-	-	-	-	10
Forfeiture of restricted stock	-	-	-	-	45	(45)	-	-	-
ESOP shares allocated or committed to be allocated (42,399 shares)	-	-	20	424	-	-	-	-	444
Balance at June 30, 2010	7,117,274	$ 79	$ 77,959	$ (4,876)	$ (1,450)	$ 29,781	$ 1,869	$ (8,589)	$ 94,773

See accompanying notes to consolidated financial statements.

HAMPDEN BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended June 30,		
	2010	2009	2008
	(In Thousands)		
Cash flows from operating activities:			
Net income (loss)	$ (353)	$ 286	$ 1,170
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for loan losses	4,337	1,412	651
Net amortization (accretion) of securities	316	(107)	(63)
Depreciation and amortization	745	651	662
Impairment loss on securities	-	388	-
Gain on sales of securities, net	(15)	(62)	(57)
Loans originated for sale	(16,455)	(24,111)	(16,753)
Proceeds from loan sales	16,603	24,378	16,408
Gain on sales of loans, net	(166)	(287)	(86)
Write-down of other real estate owned	286	-	-
Increase in cash surrender value of life insurance	(416)	(434)	(377)
Deferred tax provision (benefit)	(1,257)	(646)	2
Employee Stock Ownership Plan expense	444	449	424
Stock-based compensation	958	992	420
Net change in:			
Accrued interest receivable	54	288	293
Other assets	(1,497)	(460)	(190)
Accrued expenses and other liabilities	(1,833)	1,103	(2,092)
Net cash provided by operating activities	1,751	3,840	412
Cash flows from investing activities:			
Activity in available-for-sale securities:			
Sales	484	355	21,226
Maturities and calls	11,981	40,965	43,001
Principal payments	33,135	17,765	17,718
Purchases	(38,007)	(48,730)	(55,574)
Purchase of Federal Home Loan Bank stock	-	-	(626)
Purchase of loans	(5,769)	(5,644)	(5,726)
Proceeds from sale of Other Real Estate Owned	254	-	-
Loan originations, net	(24,633)	(23,890)	(25,729)
Premiums paid on bank-owned life insurance	-	-	(287)
Purchase of premises and equipment	(1,463)	(700)	(605)
Net cash used by investing activities	(24,018)	(19,879)	(6,602)

(continued)

See accompanying notes to consolidated financial statements.

HAMPDEN BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Concluded)

	Years Ended June 30,		
	2010	2009	2008
	(In Thousands)		
Cash flows from financing activities:			
Net change in deposits	38,583	50,036	4,100
Net change in repurchase agreements	(4,066)	(2,351)	286
Net change in short-term borrowings	(1,500)	1,500	(1,000)
Proceeds from long-term debt	3,443	2,304	36,143
Repayment of long-term debt	(16,162)	(26,866)	(16,000)
Net change in mortgagors' escrow accounts	50	58	28
Tax benefit from Equity Incentive Plan vesting	10	-	-
Repurchase of common stock	(3,499)	(5,090)	(3,480)
Payment of dividends on common stock	(807)	(854)	(862)
Net cash provided by financing activities	16,052	18,737	19,215
Net change in cash and cash equivalents	(6,215)	2,698	13,025
Cash and cash equivalents at beginning of year	36,248	33,550	20,525
Cash and cash equivalents at end of year	$ 30,033	$ 36,248	$ 33,550
Supplemental cash flow information:			
Interest paid on deposits	$ 7,102	$ 8,666	$ 9,909
Interest paid on borrowings	2,685	3,609	4,027
Income taxes paid	1,142	900	683
Due to broker	1,000	1,373	-
Transfers from loans to OREO	89	1,362	-

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

Hampden Bancorp, Inc. (the "Company"), a Delaware corporation, was formed by Hampden Bank to become the stock holding company for Hampden Bank upon completion of Hampden Bancorp, MHC's conversion from a mutual bank holding company to a stock bank holding company (the "Conversion") in January 2007. Hampden Bancorp, Inc. and Hampden Bank completed the conversion of the holding company structure of Hampden Bank and the related stock offering on January 16, 2007 with the issuance of 7,949,879 shares (including 378,566 shares issued to the Hampden Bank Charitable Foundation) raising net proceeds of $73.4 million (the "Conversion"). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Hampden Bank (the "Bank") and Hampden LS, Inc. Hampden Bank is a Massachusetts chartered stock savings bank. The Company contributed funds to Hampden LS, Inc. to enable it to make a 15-year loan to the Employee Stock Ownership Plan ("ESOP") to allow it to purchase shares of the Company's common stock. The Bank has two wholly-owned subsidiaries, Hampden Investment Corporation, which engages in buying, selling, holding and otherwise dealing in securities, and Hampden Insurance Agency, which is inactive. All significant intercompany accounts and transactions have been eliminated in consolidation.

Management evaluated all events or transactions that occurred after June 30, 2010 up through the date the Company issued these financial statements. During this period, the Company did not have any material recognized or unrecognized subsequent events.

Use of estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The determination of the allowance for loan losses, other-than-temporary impairment losses and deferred taxes are material estimates that are particularly susceptible to significant change in the near term.

Business and Operating Segments

The Company provides a variety of financial services to individuals and small businesses through its Internet operations and nine offices in Hampden County, Massachusetts and surrounding communities. Its primary deposit products are checking, savings and term certificate accounts and its primary lending products are residential mortgage and commercial loans.

Financial information is reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. Management evaluates the Company's performance and allocates resources based on a single segment concept. Accordingly, there are no separately identified material operating segments for which discrete financial information is available. The Company does not derive revenues from, or have assets located in foreign countries, nor does it derive revenues from any single customer that represents 10% or more of the Company's total revenues.

Reclassification

Certain amounts in the 2009 and 2008 consolidated financial statements have been reclassified to conform to the 2010 presentation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents and Statements of Cash Flows

Cash and due from banks, federal funds sold and short-term investments with original maturities of less than 90 days are recognized as cash equivalents in the statements of cash flows. Federal funds sold generally mature in one day. For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from loans and deposits are reported on a net basis. The Company maintains amounts due from banks and federal funds sold that, at times, may exceed federally insured limits. The Company has not experienced any losses from such concentrations.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities purchased and held principally for the purpose of trading in the near term are classified as “trading securities”. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income/loss.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Realized gains and losses on disposition of securities are recorded on the trade date and determined using the specific identification method.

Other-Than-Temporary Impairment

Declines in fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, impairment is required to be recognized (1) if we intend to sell the security, (2) if it is “more likely than not” that we will be required to sell the security before recovery of its amortized cost basis, or (3) the present value of expected cash flows is not sufficient to recover the entire amortized cost basis. For all impaired available-for-sale debt securities that we intend to sell, or likely will be required to sell, the full amount of the other-than-temporary impairment is recognized through earnings. For all other impaired available-for-sale debt securities, credit-related impairment is recognized through earnings, while non-credit related impairment is recognized in other comprehensive income/loss, net of applicable taxes.

Fair Value Hierarchy

The Company groups its assets and liabilities generally measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value, as follows:

Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Home Loan Bank Stock

The Bank, as a member of the Federal Home Loan Bank of Boston ("FHLB"), is required to invest in shares of $100 par value stock of the FHLB in the amount of 1% of the Bank's outstanding residential loans or 5% of its outstanding advances from the FHLB, whichever is higher. Based on redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. At its discretion, the FHLB may declare dividends on its stock. Effective in 2009, the FHLB suspended dividend payments and issued a moratorium on the redemption of FHLB stock. The Company reviews its investment in FHLB stock for impairment based on the ultimate recoverability of the cost basis in the FHLB stock. As of June 30, 2010, no impairment has been recognized.

Loans

The Company grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio consists of mortgage loans in Hampden County, Massachusetts and surrounding communities. The ability of the Company's debtors to honor their contracts is dependent upon the local real estate market and economy.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued when reasonable doubt exists as to the full collection of interest and principal or at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Other personal loans are typically charged off no later than 180 days past due. Past due status is based on the contractual term of the loans. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Loans are reclassified to accrual status once the borrower has shown the ability and an acceptable history of repayment of three to six months.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of amortized cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold on the trade date. As of June 30, 2010, the Company had no material derivative loan commitments.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The allowance consists of specifically allocated and general components. The specifically allocated component relates to loans that are classified as impaired. For such loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers all non-impaired loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans are generally placed on non-accrual status either when there is reasonable doubt as to the full collection of payments or when the loans become 90 days past due unless well secured and in the process of collection. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The Company may periodically agree to modify the contractual terms of loans. When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring ("TDR"). All TDRs are initially classified as impaired.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment unless such loans are subject to a troubled debt restructuring agreement.

Loan Servicing

Servicing assets are recognized as separate assets at fair value when rights are acquired through purchase or through sale of financial assets. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income.

Transfers of financial assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bank-Owned Life Insurance

Bank-owned life insurance policies are reflected on the consolidated balance sheet at cash surrender value. Changes in cash surrender value are reflected in non-interest income on the consolidated statement of income.

Premises and equipment

Land is carried at cost. Buildings, leasehold improvements and equipment are stated at cost, less accumulated depreciation and amortization, computed on the straight-line method over the estimated useful lives of the assets or the expected term of the lease, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured. The cost of maintenance and repairs is expensed as incurred.

Other Real Estate Owned

The Company classifies property acquired through foreclosure or acceptance of a deed in lieu of foreclosure as other real estate owned ("OREO") in its consolidated financial statements. When property is placed into OREO, it is recorded at the fair value less estimated costs to sell at the date of foreclosure or acceptance of deed in lieu of foreclosure. At the time of transfer to OREO, any excess of carrying value over fair value less estimated cost to sell is charged to the allowance for loan losses. Management, or its designee, inspects all OREO property periodically. Holding costs and declines in fair value result in charges to expense after the property is acquired.

Advertising costs

All advertising costs are expensed as incurred.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. As changes in the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted accordingly through the provision for income taxes. The Company's base amount of its federal income tax reserve for loan losses is a permanent difference for which there is no recognition of a deferred tax liability. However, the loan loss allowance maintained for financial reporting purposes is a temporary difference with allowable recognition of a related deferred tax asset, if it is deemed realizable. The Company exercises significant judgment in evaluating the amount and timing of recognition of the resulting tax assets and liabilities. These judgments require projections of future taxable income. These judgments and estimates, which are inherently subjective, are reviewed periodically as regulatory and business factors change. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The Company has no material uncertain tax positions as of June 30, 2010. Income tax benefits related to stock compensation in excess of grant date fair value less any proceeds on exercise are recognized as an increase to additional paid-in capital upon vesting or exercising and delivery of the stock. Any income tax effects related to stock compensation that are less than grant date fair value less any proceeds on exercise would be recognized as a reduction of additional paid in capital to the extent of previously recognized income tax benefits and then through income tax expense for the remaining amount.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Treasury Stock

Common stock shares repurchased are recorded as treasury stock at cost.

Equity Incentive Plan

The Company measures and recognizes compensation cost relating to share-based payment transactions based on the grant date fair value of the equity instruments issued over the vesting period of such awards on a straight-line basis. The fair value of each restricted stock award, equal to the market price at the date of grant, is recorded as unearned restricted shares. Unearned restricted shares are amortized to salaries and employee benefits expense over the vesting period of the restricted stock awards. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model, which includes several assumptions such as expected volatility, dividends, term and risk-free rate for each stock option award. See Note 15 for additional discussion. Reductions in compensation expense associated with forfeited awards are estimated at the grant date, and this estimated forfeiture rate is adjusted based on actual forfeiture experience.

Employee Stock Ownership Plan

Compensation expense is recognized based on the fair value of shares at the time they are committed to be released to the Employee Stock Ownership Plan ("ESOP") participants. All shares held by the ESOP that are released and committed to be released are deemed outstanding for purposes of earnings per share calculations. The value of unearned shares to be allocated to ESOP participants for future services not yet performed is reflected as a reduction of stockholders' equity.

Comprehensive income/loss

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the retained earnings section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income/loss.

The components of other comprehensive income/loss and related tax effects are as follows:

	Years Ended June 30,		
	2010	2009	2008
	(In Thousands)		
Unrealized holding gains on available-for-sale securities	$ 2,188	$ 1,083	$ 1,053
Reclassification adjustment for gains realized in income	(15)	(62)	(57)
Reclassification adjustment for other-than-temporary impairment of securities	-	388	-
Net unrealized gains	2,173	1,409	996
Tax effect	811	525	371
Net-of-tax amount	$ 1,362	$ 884	$ 625

The components of accumulated other comprehensive income/loss and related tax effects are as follows:

	Years Ended June 30,	
	2010	2009
	(In Thousands)	
Net unrealized holding gains (losses) on available for sale securities	$ 2,959	$ 786
Tax effects	(1,090)	(279)
Net-of-tax amount	$ 1,869	$ 507

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share

Basic earnings per share ("EPS") excludes dilution and is calculated by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed in a manner similar to that of basic EPS except that the weighted average number of common shares outstanding is increased to include the number of incremental common shares (computed using the treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents (such as unvested restricted stock) were issued during the period. Unallocated common shares held by the ESOP are shown as a reduction in stockholders' equity, and are included in the weighted average number of common shares outstanding for both basic and diluted earnings per share calculations when committed to be released. Unvested restricted shares are not considered outstanding in the computation of basic earnings per share since the rights to the dividends are forfeitable.

Earnings per common share have been computed based upon the following:

	Year Ended June 30,		
	2010	2009	2008
Net income (loss) applicable to common stock (in thousands)	$ (353)	$ 286	$ 1,170
Average number of shares issued	7,949,879	7,949,879	7,949,879
Less: average unallocated ESOP shares	(510,457)	(553,287)	(595,252)
Less: average treasury stock	(698,674)	(279,613)	-
Less: average unvested restricted stock awards	(212,393)	(290,202)	(81,558)
Average number of basic shares outstanding	6,528,355	6,826,777	7,273,069
Plus: dilutive unvested restricted stock awards	-	41,718	10,632
Plus: dilutive stock option shares	-	-	-
Average number of diluted shares outstanding	6,528,355	6,868,495	7,283,701
Basic (loss) earnings per share	$ (0.05)	$ 0.04	$ 0.16
Diluted (loss) earnings per share	$ (0.05)	$ 0.04	$ 0.16

There were 553,000 stock options for the year ended June 30, 2010, 565,000 stock options for the year ended June 30, 2009 and 595,000 stock options for the year ended June 30, 2008 that were excluded from the diluted earnings per share calculation because their effect is anti-dilutive. For the year ended June 30, 2010, there were 173,136 shares of restricted stock that were excluded from the diluted earnings per share because their effect is anti-dilutive.

Recent Accounting Pronouncements

In June 2009, the FASB issued guidance designed to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. This Statement is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within the first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The recognition and measurement provisions of the statement are to be applied to transfers that occur on or after the effective date. This guidance will not have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB issued guidance establishing the FASB Accounting Standards Codification™ as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 did not have a material impact on the Company's consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In August 2009, the FASB issued guidance for measuring the fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. In such instances, a reporting entity is required to measure fair value utilizing a valuation technique that uses (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities or similar liabilities when traded as assets, or (iii) another valuation technique that is consistent with the existing principles for measuring fair value, such as an income approach or market approach. The new guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate unit or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The guidance was adopted on September 30, 2009 and did not have a significant impact on the Company's consolidated financial statements.

In June 2009, the FASB issued two related accounting pronouncements, which were subsequently codified as ASU 2009-16 and ASU 2009-17, changing the accounting principles and disclosures requirements related to securitizations and special-purpose entities. Specifically, these pronouncements eliminate the concept of a "qualifying special-purpose entity", change the requirements for derecognizing financial assets and change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. For situations in which only a portion of a financial asset is transferred, such as for a participation loan or the government guaranteed portion of a loan, if the transfer of the portion of the loan does not meet the criteria of a participating interest, then it must be accounted for as a secured borrowing rather than as a sale. In order to meet the criteria for a participating interest, all cash flows from the loan must be divided proportionately, the rights of each loan holder must have the same priority, the loan holders must have no recourse to the transferor other than standard representations and warranties and no loan holder has the right to pledge or exchange the entire loan. These pronouncements also expand existing disclosure requirements to include more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. These pronouncements will be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The recognition and measurement provisions regarding transfers of financial assets shall be applied to transfers that occur on or after the effective date. These Updates did not have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements.* This Update requires new disclosures and clarifies existing disclosures regarding recurring and nonrecurring fair value measurements to provide increased transparency to users of the financial statements. The new disclosures and clarification of existing disclosures are effective for interim and annual periods beginning after December 15, 2009, except for the disclosures pertaining to the roll forward of activity for Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. This update did not have a material impact on the Company's consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In February 2010, the FASB issued Accounting Standards Update 2010-09 (ASU 2010-09) which provides that the Company is not required to disclose the date through which subsequent events have been evaluated but is required to evaluate subsequent events through the date that the financial statements are issued. These amendments in this Update were effective upon issuance and did not have a material impact on the Company's consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20, *Receivables (Topic 310), Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.* This Update requires an entity to provide disclosures that facilitate financial statement users' evaluation of (1) the nature of credit risk inherent in the entity's loan portfolio, (2) how that risk is analyzed and assessed in arriving at the allowance for loan and lease losses, and (3) the changes and reasons for those changes in the allowance for loan and lease losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this Update will require significant additional disclosures commencing with the Company's December 31, 2010 interim financial statements and subsequent financial statements.

2. RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Company is required to maintain average balances on hand or with the Federal Reserve Bank. At June 30, 2010 and 2009, these reserve balances amounted to $800,000.

3. SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated fair value of securities available for sale, with gross unrealized gains and losses, are as follows:

	June 30, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Debt securities:				
Government-sponsored enterprises	$ 9,992	$ 35	$ -	$ 10,027
Residential mortgage-backed securities:				
Agency	88,842	3,050	(16)	91,876
Non-agency	9,024	184	(111)	9,097
Total debt securities	107,858	3,269	(127)	111,000
Marketable equity securities	561	-	(182)	379
Total securities available for sale	$ 108,419	$ 3,269	$ (309)	$ 111,379

SECURITIES AVAILABLE FOR SALE (Continued)

	June 30, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Debt securities:				
Government-sponsored enterprises	$ 9,982	$ 123	$ -	$ 10,105
Residential mortgage-backed securities:				
Agency	92,340	1,956	(186)	94,108
Non-agency	11,973	2	(797)	11,180
Total debt securities	114,295	2,081	(983)	115,393
Marketable equity securities	1,018	16	(327)	707
Total securities available for sale	$ 115,313	$ 2,097	$ (1,310)	$ 116,100

Residential mortgage-backed agency securities are mortgage-backed securities that have been issued by the federal government or its agencies. Residential mortgage-backed non-agency securities are mortgage-backed securities that have been issued by private mortgage originators. The amortized cost and estimated fair value of debt securities by contractual maturity at June 30, 2010 are set forth below. Expected maturities will differ from contractual maturities because the issuer may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2010	
	Amortized Cost	Fair Value
	(In Thousands)	
Within 1 year	$ -	$ -
Over 1 year through 5 years	9,992	10,027
Total bonds and obligations	9,992	10,027
Residential mortgage-backed securities:		
Agency	88,842	91,876
Non-agency	9,024	9,097
Total debt securities	$ 107,858	$ 111,000

At June 30, 2010 and 2009, the carrying value of securities pledged to secure repurchase agreements was $8,265,000 and $14,619,000, respectively (see Note 8).

For the years ended June 30, 2010, 2009 and 2008, proceeds from sales of securities available for sale amounted to $484,000, $355,000 and $21,226,000, respectively. For the same periods, gross realized gains amounted to $68,000, $62,000 and $137,000, respectively, and gross realized losses amounted to $53,000, $0 and $80,000, respectively. The tax provision applicable to the net realized gains and losses amounted to $5,000, $21,000 and $19,000, respectively.

SECURITIES AVAILABLE FOR SALE (Continued)

The industries represented by our marketable equity securities portfolio are as follows:

	June 30, 2010	
	Amortized Cost	Fair Value
	(In Thousands)	
Banks	$ 100	$ 63
Biotechnology	55	37
Electronics	52	44
Healthcare - products	77	47
Insurance	76	53
Media	50	36
Retail	151	99
Total equity securities	$ 561	$ 379

Information pertaining to securities with gross unrealized losses at June 30, 2010 and 2009, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are as follows:

	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In Thousands)			
June 30, 2010:				
Residential mortgage-backed securities:				
Agency	9	1,031	7	1,309
Non-agency	42	591	69	3,002
Marketable equity securities	-	-	182	379
	$ 51	$ 1,622	$ 258	$ 4,690
June 30, 2009:				
Residential mortgage-backed securities:				
Agency	156	19,193	30	4,120
Non-agency	2	82	795	11,006
Marketable equity securities	12	101	315	522
	$ 170	$ 19,376	$ 1,140	$ 15,648

SECURITIES AVAILABLE FOR SALE (Concluded)

At June 30, 2010, seventeen debt securities had unrealized losses with aggregate depreciation of 2.1% from the Company's amortized cost basis. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analyst's reports. Three of these securities have been issued by the federal government or its agencies and the Company's management has not decided to sell these securities, nor is it likely that the Company will be required to sell these securities, no declines are deemed to be other than temporary. Fourteen of these securities are securities issued by private mortgage originators. At June 30, 2010, the Company held 23 securities issued by private mortgage originators that had an amortized cost of $9.0 million and a fair value of $9.1 million. All of these investments are "Senior" Class tranches and have underlying credit enhancement. These securities were originated in the period 2002-2005 and are performing in accordance with contractual terms. The majority of the decrease in the fair value of these securities is attributed to changes in market interest rates. The Company's management estimates the loss projections for each security by evaluating the industry rating, amount of delinquencies, amount of foreclosure, amount of other real estate owned, average credit scores, average amortized loan to value and credit enhancement. Based on this review, the Company's management determines whether other-than-temporary impairment existed. The Company's management has determined that no other-than-temporary impairment existed as of June 30, 2010. The Company will continue to evaluate these securities for other-than-temporary impairment, which could result in a future non-cash charge to earnings.

At June 30, 2010, nine marketable equity securities had unrealized losses with aggregate depreciation of 32.4% from the Company's cost basis. The majority of these unrealized losses relate principally to the banking, retail, healthcare, and insurance industries. In analyzing the issuer's financial condition, management considers industry analysts' reports and financial performance. Because management has the intent and ability to hold equity securities for a reasonable period for recovery, no declines are deemed to be other than temporary.

The Company's management conducts, at least on a quarterly basis, a review of our investment securities to determine if the value of any security has declined below its cost or amortized cost and whether such decline represents other-than-temporary impairment ("OTTI"). The Company recorded a loss of $388,000 for seven marketable equity securities that the Company considered to be OTTI securities for the fiscal year ended June 30, 2009. There were no impairment charges related to OTTI securities for the years ended June 30, 2010 and June 30, 2008.

4. LOAN SERVICING

In the ordinary course of business, the Company sells real estate loans to the secondary market. The Company retains servicing on loans sold and earns servicing fees of .25% per annum based on the monthly outstanding balances of the loans serviced. The Company recognizes servicing assets each time it undertakes an obligation to service loans sold. Calculation of the fair value of mortgage servicing assets is based on Service Release Premium ("SRP") rates for conforming fixed rate mortgages obtained from correspondent lenders. SRP rates vary based on the outstanding balances of the mortgages and are periodically adjusted based on mortgage prepayments and market conditions.

The changes in servicing assets measured using fair value are as follows:

	Years Ended June 30,	
	2010	2009
	(In Thousands)	
Fair value at the beginning of year	$ 656	$ 444
Capitalized servicing assets	67	153
Changes in fair value	(222)	59
Fair value at end of year	$ 501	$ 656

The unpaid principal balance of mortgages serviced for others was $49.8 million and $46.8 million at June 30, 2010 and June 30, 2009, respectively. There are no recourse provisions for the loans that are serviced for others. The risks inherent in mortgage servicing assets relate primarily to changes in prepayments that result from shifts in mortgage interest rates. For the years ended June 30, 2010, 2009 and 2008, amounts recognized for loan servicing fees amounted to $222,000, $141,000, and $187,000, respectively, which are included in loan fees in the statement of operations.

5. LOANS

A summary of the balances of loans is as follows:

	June 30,	
	2010	2009
	(In Thousands)	
Mortgage loans on real estate:		
Residential	$ 130,977	$ 123,151
Commercial	138,746	127,604
Home equity	65,006	58,747
Construction	13,460	17,243
	348,189	326,745
Commercial loans	42,539	38,918
Consumer and other loans	25,257	22,079
	67,796	60,997
Total loans	415,985	387,742
Deferred origination costs, net	2,943	2,638
Allowance for loan losses	(6,314)	(3,742)
	$ 412,614	$ 386,638

An analysis of the allowance for loan losses is as follows:

	Years Ended June 30,		
	2010	2009	2008
	(In Thousands)		
Balance at beginning of year	$ 3,742	$ 3,453	$ 2,810
Provision for loan losses	4,337	1,412	651
Recoveries	7	259	31
Loans charged-off	(1,772)	(1,382)	(39)
Balance at end of year	$ 6,314	$ 3,742	$ 3,453

LOANS (Concluded)

The following is a summary of information pertaining to impaired and non-accrual loans:

	June 30, 2010	June 30, 2009
	(In Thousands)	
Impaired loans without a valuation allowance	$ 5,681	$ 856
Impaired loans with a valuation allowance	10,590	1,122
Total impaired loans	$ 16,271	$ 1,978
Valuation allowance related to impaired loans	$ 1,372	$ 10
Total non-accrual loans	$ 5,692	$ 3,914

As of June 30, 2010 and June 30, 2009, there were no loans past-due ninety days or more and still accruing.

	Years Ended June 30, 2010	2009	2008
	(In Thousands)		
Average investment in impaired loans	$ 11,808	$ 3,104	$ 4,242
Interest income recognized on a cash basis on impaired loans	$ 524	$ 88	$ 102

Interest income recognized on an accrual basis on impaired loans for the year ended June 30, 2010 was $70,000. There was no interest income recognized on an accrual basis on impaired loans for the years ended June 30, 2009 and 2008.

No additional funds are committed to be advanced in connection with impaired loans.

6. PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation and amortization is as follows:

	June 30, 2010	June 30, 2009	Estimated Useful Lives
	(In Thousands)		
Premises:			
Land	$ 763	$ 763	
Buildings and improvements	5,082	4,506	5 - 39 Years
Leasehold improvements	1,620	1,598	5 - 10 Years
Equipment	5,221	4,357	3 - 10 Years
	12,686	11,224	
Accumulated depreciation and amortization	(7,589)	(6,845)	
	$ 5,097	$ 4,379	

Depreciation and amortization expense for the years ended June 30, 2010, 2009 and 2008 amounted to $745,000, $651,000 and $662,000, respectively.

7. DEPOSITS

A summary of deposit balances by type is as follows:

	June 30,	
	2010	2009
	(In Thousands)	
Demand	$ 52,090	$ 42,021
NOW	29,578	21,748
Regular and other savings	82,040	74,721
Money market deposits	43,414	40,471
Total non-certificate accounts	207,122	178,961
Term certificates less than $100,000	89,611	93,212
Term certificates of $100,000 and greater	123,327	109,304
Total certificate accounts	212,938	202,516
Total deposits	$ 420,060	$ 381,477

At June 30, 2010, the scheduled maturities of time deposits (in thousands) are as follows:

Year Ending June 30,	
2011	$ 127,458
2012	42,583
2013	15,756
2014	15,200
2015	11,941
	$ 212,938

8. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase ("repurchase agreements") are funds borrowed from customers on an overnight basis that are secured by securities. At June 30, 2010 and 2009, repurchase agreements outstanding amounted to $6,806,000 and $10,872,000, respectively, with a weighted average interest rate of 0.25% and 0.75%, respectively. At June 30, 2010 and 2009, securities with an amortized cost of $7,833,000 and $14,073,000, respectively, and a fair value of $8,265,000 and $14,619,000, respectively, were pledged to secure repurchase agreements.

9. SHORT-TERM BORROWINGS

Short-term borrowings totaling $1.5 million at June 30, 2009 consisted of FHLB advances with an original maturity within one year at a weighted average rate of 2.01%. There were no short-term borrowings at June 30, 2010.

In addition, at June 30, 2010 and 2009, the Company had an Ideal Way Line of Credit available with the FHLB of $1,952,000, of which there were no amounts outstanding at June 30, 2010 and 2009.

10. LONG-TERM DEBT

A summary of outstanding advances from the FHLB at June 30, 2010 and 2009 follows:

	Amount		Weighted Average Rate	
	2010	**2009**	**2010**	**2009**
	(In Thousands)			
Advances maturing in the years ending June 30,				
2010	$ -	$ 12,000	- %	4.24%
2011	11,500	13,162	3.51	3.69
*2012	21,895	23,538	4.31	4.30
2013	9,250	9,250	4.13	4.13
*2014	4,916	3,965	4.22	4.23
2015	4,635	3,000	3.39	3.25
2017	2,000	2,000	4.19	4.19
2018	4,000	4,000	3.19	3.19
Total FHLB advances	$ 58,196	$ 70,915	3.96%	4.05%

* At June 30, 2010, includes amortizing advances aggregating $1,811,000 requiring combined monthly principal and interest payments of $65,000.

Certain FHLB advances are callable in the amount of $35,000,000 commencing in fiscal 2011. These advances have maturity dates in fiscal years 2011, 2012, 2014, 2015, and 2017.

All borrowings from the FHLB are secured by a blanket lien on qualified collateral, defined principally as 75% of the carrying value of first mortgage loans on owner-occupied residential property and 90% of the market value of obligations of Government-sponsored enterprises.

11. INCOME TAXES

Allocation of the federal and state income taxes between current and deferred portions is as follows:

	Years Ended June 30,		
	2010	2009	2008
	(In Thousands)		
Current tax provision:			
Federal	$ 502	$ 752	$ 905
State	222	138	108
	724	890	1,013
Deferred tax provision (benefit):			
Federal	(933)	(600)	(235)
State	(324)	(46)	(113)
	(1,257)	(646)	(348)
Change in valuation reserve	-	-	350
	(1,257)	(646)	2
Total tax provision (benefit)	$ (533)	$ 244	$ 1,015

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	Years Ended June 30,		
	2010	2009	2008
Statutory tax rate	(34.0)%	34.0 %	34.0 %
Increase (decrease) resulting from:			
State taxes, net of federal tax benefit	(7.6)	11.5	(0.2)
Dividends received deduction	(0.3)	(1.0)	(2.8)
Bank-owned life insurance	(16.0)	(26.4)	(5.2)
Change in valuation reserve	-	-	16.0
Stock options	9.1	17.8	-
Restricted stock	-	5.6	-
Change in estimated effective tax rate	(13.8)	-	-
Other, net	2.4	4.5	4.6
Effective income tax rate	(60.2)%	46.0 %	46.4 %

INCOME TAXES (Concluded)

The components of the net deferred tax asset are as follows:

	June 30, 2010	June 30, 2009
	(In Thousands)	
Deferred tax assets:		
Federal	$ 4,718	$ 3,819
State	1,043	729
	5,761	4,548
Valuation reserve	(810)	(810)
	4,951	3,738
Deferred tax liabilities:		
Federal	(1,294)	(612)
State	(237)	(152)
	(1,531)	(764)
Net deferred tax asset	$ 3,420	$ 2,974

The tax effects of each item that give rise to deferred taxes are as follows:

	June 30, 2010	June 30, 2009
	(In Thousands)	
Non-accrual interest income	$ 19	$ 37
Net unrealized gain on securities available for sale	(1,090)	(279)
Depreciation	251	145
Mortgage servicing rights	(200)	(262)
Allowance for loan losses	2,536	1,509
Employee benefit plans	1,827	1,449
Charitable contribution carryover	1,020	1,088
Other-than-temporary impairment of securities	45	155
Other, net	(178)	(58)
Valuation reserve for charitable contribution carryover	(810)	(810)
Net deferred tax asset	$ 3,420	$ 2,974

No adjustment to the valuation reserve was made in fiscal 2010 or 2009. In fiscal 2008, an adjustment of $350,000 was made to increase the Company's valuation reserve against the deferred tax asset set up for the utilization of the charitable contribution deduction carryforward. The valuation allowance was established to reflect the uncertainty of fully utilizing a five-year charitable contribution carryforward of approximately $3.5 million. The carryforward was created primarily by the contribution of 378,566 shares of the Company's common stock to the Hampden Bank Charitable Foundation as part of the mutual to stock conversion.

The federal income tax reserve for loan losses at the Company's base year amounted to $2,222,000. If any portion of the reserve is used for purposes other than to absorb loan losses, approximately 150% of the amount actually used, limited to the amount of the reserve, would be subject to taxation, in the fiscal year in which used. As the Company intends to use the reserves solely to absorb loan losses, a deferred income tax liability of $888,000 has not been provided.

12. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding commitments which are not reflected in the accompanying consolidated balance sheets.

Loan commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of financial instruments outstanding whose contract amounts represent credit risk is as follows:

	June 30,	
	2010	**2009**
	(In Thousands)	
Commitments to grant loans	$ 9,719	$ 23,572
Unadvanced funds on home equity lines-of-credit	30,074	28,109
Unadvanced funds on personal lines-of-credit	1,983	1,965
Unadvanced funds on commercial lines-of-credit	23,262	18,744
Unadvanced funds on construction loans	7,333	8,531
Unadvanced funds due mortgagors	210	307
Standby letters of credit	2,200	756

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments to grant loans are generally secured by real estate. Unadvanced lines-of-credit do not necessarily represent future cash requirements as these commitments may expire without being drawn upon. The Company evaluates each customer's creditworthiness on a case-by-case basis. Funds disbursed on construction loans and home equity lines-of-credit are collateralized by real estate. Overdraft lines-of-credit are unsecured.

Unadvanced funds on commercial lines of credit are generally secured by the business assets of the borrower. Unadvanced funds due mortgagers are funds committed for construction loans collateralized by residential real estate.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. Standby letters of credit are generally secured by cash, business assets, or real estate. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The amount of the liability related to guarantees at June 30, 2010 and 2009 was not material.

COMMITMENTS AND CONTINGENCIES (Concluded)

Operating Leases

Pursuant to the terms of noncancelable lease agreements in effect at June 30, 2010, pertaining to premises and equipment, future minimum rent commitments under various operating leases are as follows:

Years Ending June 30,	Amount (In Thousands)
2011	$ 238
2012	219
2013	190
2014	180
2015	168
Thereafter	1,222
	$ 2,217

The leases contain options to extend for periods of five and ten year terms. The cost of such rentals is not included above. Rent expense amounted to $289,000, $260,000 and $231,000 for the years ended June 30, 2010, 2009 and 2008, respectively.

Contingencies

Various legal claims arise from time to time in the ordinary course of business. In the opinion of management, these claims will have no material effect on the Company's consolidated financial position or results of operations.

Employment and change of control agreements

The Company has entered into employment agreements and change of control agreements with certain officers.

The employment agreements provide for an annual base salary, subject to increase, and certain other benefits. They also guarantee customary corporate indemnification and insurance coverage under a standard directors' and officers' insurance policy throughout the employment term. The initial terms of the agreements are three years. The term automatically extends at the conclusion of the initial term for a successive term of three years, unless notice not to renew is given by either party, or unless the agreement is earlier terminated by the parties. Following termination of the executive's employment, the executive must adhere to non-competition and non-disclosure restrictions for one year, or for a period of time equal to the officer's severance benefit, whichever is longer.

Depending on the officer, the change in control agreements provide for a severance payment equal to either one (1) or two (2) times the individual's average annual compensation for the five most recent taxable years. The initial terms of the agreements are two years. The terms of each change in control agreement may be extended by the Board of Directors of Hampden Bank for an additional year.

13. MINIMUM REGULATORY CAPITAL REQUIREMENTS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to the Company.

MINIMUM REGULATORY CAPITAL REQUIREMENTS (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of June 30, 2010 and 2009, that the Company and the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2010, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual and minimum required capital amounts and ratios are as follows:

	Actual		Minimum For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of June 30, 2010:						
Total capital (to risk weighted assets):						
Consolidated	$ 97,010	23.4%	$ 33,145	8.0%	N/A	N/A
Bank	74,139	18.1	32,643	8.0	$ 40,803	10.0%
Tier 1 capital (to risk weighted assets):						
Consolidated	91,815	22.1	16,573	4.0	N/A	N/A
Bank	69,022	16.9	16,321	4.0	24,482	6.0
Tier 1 capital (to average assets):						
Consolidated	91,815	15.8	23,152	4.0	N/A	N/A
Bank	69,022	12.4	22,305	4.0	27,882	5.0
As of June 30, 2009:						
Total capital (to risk weighted assets):						
Consolidated	$ 98,546	24.7%	$ 31,944	8.0%	N/A	N/A
Bank	71,634	18.3	31,268	8.0	$ 39,085	10.0%
Tier 1 capital (to risk weighted assets):						
Consolidated	94,804	23.7	15,972	4.0	N/A	N/A
Bank	67,892	17.4	15,634	4.0	23,451	6.0
Tier 1 capital (to average assets):						
Consolidated	94,804	16.6	22,801	4.0	N/A	N/A
Bank	67,892	12.4	21,983	4.0	27,479	5.0

MINIMUM REGULATORY CAPITAL REQUIREMENTS (Concluded)

A reconciliation of the Company's year-end total stockholders' equity to the Bank's regulatory capital is as follows:

	June 30, 2010	
	Consolidated	Bank
	(In Thousands)	
Total stockholders' equity per consolidated financial statements	$ 94,773	$ 94,773
Adjustments for Tier 1 capital:		
Holding company equity adjustment	-	(22,831)
Accumulated losses on securities available for sale, net of tax	(1,869)	(1,831)
Disallowed deferred tax assets	(857)	(857)
Net unrealized loss on equity securities available for sale	(182)	(182)
Mortgage servicing rights	(50)	(50)
Total Tier 1 capital	91,815	69,022
Adjustments for total capital:		
Allowance for loan losses	5,195	5,117
Total capital per regulatory reporting	$ 97,010	$ 74,139

	June 30, 2009	
	Consolidated	Bank
	(In Thousands)	
Total stockholders' equity per consolidated financial statements	$ 96,658	$ 96,658
Adjustments for Tier 1 capital:		
Holding company equity adjustment	-	(27,005)
Accumulated losses on securities available for sale, net of tax	(507)	(414)
Disallowed deferred tax assets	(969)	(969)
Net unrealized loss on equity securities available for sale	(312)	(312)
Mortgage servicing rights	(66)	(66)
Total Tier 1 capital	94,804	67,892
Adjustments for total capital:		
Allowance for loan losses	3,742	3,742
Total capital per regulatory reporting	$ 98,546	$ 71,634

14. EMPLOYEE BENEFIT PLANS

Pension Plan

The Company froze its defined benefit pension plan effective October 31, 2006 and recorded a gain of $184,000 in fiscal 2007 as a result of the curtailment. In the third quarter of fiscal 2007, the Company voted to terminate its defined benefit pension plan with final settlement, including the distribution of all plan assets, which was completed in the fourth quarter of fiscal 2008. The Company recorded a gain of $108,000 as a result of the settlement of the plan. Prior to termination, the Company provided pension benefits for eligible employees through the defined benefit pension plan. Substantially all employees participated in the retirement plan on a non-contributing basis, and were fully vested after three years of service.

EMPLOYEE BENEFIT PLANS (Continued)

401(k) plan

The Company provides a 401(k) retirement savings plan for eligible employees. Each employee reaching the age of 21 and having completed at least 1,000 hours of service in a twelve-month period automatically becomes a participant in the plan. For participating employees, the Company contributes an amount equal to 3% of each employee's compensation for the plan year to their participation account and makes matching contributions equal to 50% of the first 2% of each participant's deferred compensation for the plan year. Contributions for the years ended June 30, 2010, 2009 and 2008 amounted to $211,000, $194,000 and $184,000, respectively.

Supplemental retirement benefits

In 2004, the Company entered into supplemental retirement benefit agreements with certain officers and directors which provide for annual retirement benefits. The present value of future payments is being accrued monthly over the required service periods. Supplemental retirement benefit expense for the years ended June 30, 2010, 2009 and 2008 amounted to $467,000, $496,000 and $525,000, respectively. In connection with the supplemental retirement agreements, the Company maintains a liability account with balances of $2.4 million at June 30, 2010 and $2.0 million at June 30, 2009.

In addition, the Company has entered into endorsement split dollar life insurance agreements with certain officers in connection with supplemental retirement benefits whereby the Company has agreed to pay the insurance premiums currently and post-retirement on policies purchased for and owned by certain officers.

Employee Stock Ownership Plan

The Company contributed funds to a subsidiary, Hampden LS, Inc., to enable it to make a 15-year loan to the ESOP to allow it to purchase shares of the Company's common stock. On January 16, 2007, the ESOP purchased 635,990 shares, or 8% of the 7,949,879 shares issued in the Company's initial public offering. This plan is a tax-qualified retirement plan for the benefit of eligible Company employees. The plan is created for the purpose of providing retirement benefits to participants and their beneficiaries in a manner consistent with the requirements of the Internal Revenue Code and Title I of ERISA. Eligible employees who have attained age 21 and have been employed by the Company for three months as of January 16, 2007 were eligible to participate in the plan. Thereafter, employees who have attained the age of 21 and have completed 1,000 hours of service during a continuous 12-month period will be eligible to participate as of the first entry date following completion of the plan's eligibility requirements.

At June 30, 2010, the principal balance on the ESOP debt is payable as follows:

Year ending June 30,	Amount (In Thousands)
2011	$ 291
2012	315
2013	339
2014	369
2015	399
Thereafter	3,881
	$ 5,594

EMPLOYEE BENEFIT PLANS (Concluded)

The Company has committed to make contributions to the ESOP sufficient to support the debt service of the loan. The loan is secured by the shares purchased, which are held in a suspense account and allocated among the participants as the loan is repaid. Cash dividends paid on allocated shares are distributed to participants and cash dividends paid on unallocated shares are used to repay the outstanding debt of the ESOP.

Shares held by the ESOP include the following:

	June 30,		
	2010	2009	2008
Allocated	124,416	83,148	42,399
Committed to be allocated	21,200	21,200	21,200
Unallocated	487,594	529,992	572,391
	633,210	634,340	635,990

Total compensation expense for the years ended June 30, 2010, 2009 and 2008 was $444,000, $449,000 and $424,000, respectively. The total fair value of the unallocated shares as of June 30, 2010, 2009 and 2008 was $4.6 million, $5.3 million and $5.9 million, respectively.

15. EQUITY INCENTIVE PLAN

Stock Options

Under the Company's 2008 Equity Incentive Plan (the "Plan"), approved by the Company's shareholders at a special shareholder meeting on January 29, 2008, the Company may grant stock options to its directors, employees, and consultants for up to 794,987 shares of common stock. Both incentive stock options and non-qualified stock options may be granted under the Plan. On April 29, 2008, the Board of Directors of the Company granted stock options to purchase 595,000 shares of common stock to its directors and employees. The exercise price of each option equals the market price of the Company's stock on the date of grant and the maximum term of each option is 10 years. The vesting period is five years from date of grant, with vesting at 20% per year, except that the Company's options granted to its chief executive officer vest over four years from date of grant at 25% per year. There are 241,987 stock options that are available to be granted to directors and employees as of June 30, 2010. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For Options Granted During The Year Ended June 30, 2008
Fair Value	$ 2.86
Expected dividends	1.16%
Expected term (years)	6.50
Expected volatility	19.40%
Risk-free interest rate	4.25%

The expected volatility is based on historical volatility through the date of grant. The risk-free interest rate for periods within the contractual life of the awards is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life of 6.5 years is based on the simplified method calculation allowed for "plain vanilla" share options. The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

EQUITY INCENTIVE PLAN (Concluded)

A summary of options under the Plan as of June 30, 2010, and changes during the year then ended, is presented below:

	Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in Years)
Outstanding at July 1, 2009	565,000	$ 10.90	-
Granted	-	-	-
Exercised	-	-	-
Forfeited or expired	(12,000)	10.90	-
Outstanding at June 30, 2010	553,000	$ 10.90	7.8
Options exerciseable	230,500	$ 10.90	7.8

Share-based compensation expense applicable to stock options was $326,000, $337,000 and $85,000 for the years ended June 30, 2010, 2009 and 2008, respectively, and the recognized tax benefit related to this expense was $72,000, $23,400, and $6,000, respectively.. As of June 30, 2010, unrecognized stock-based compensation expense related to nonvested options amounted to $974,000. This amount is expected to be recognized over a weighted average period of 2.4 years. The intrinsic value of all stock options outstanding and exercisable at June 30, 2010 was zero.

Stock Awards

Under the Plan, the Company may grant stock awards to its directors, employees and consultants for up to 317,996 shares of common stock. The stock awards vest at 20% per year, except that the Company's awards to its chief executive officer vest at 25% per year. The fair market value of the stock awards, based on the market price at grant date, is recorded as unearned compensation. Unearned compensation is amortized over the applicable vesting period. The Company recognized compensation expense related to restricted stock awards of $632,000, $655,000 and $335,000 for the years ended June 30, 2010, 2009 and 2008, respectively, and the recognized tax benefit related to this expense was $246,500, $255,000, and $130,700, respectively. As of June 30, 2010, there was $1.5 million of total unrecognized compensation cost related to nonvested stock awards granted under the Plan, which is expected to be recognized over a period of 2.50 years.

A summary of the status of the Company's stock awards is presented below:

	Nonvested Shares
Balance at July 1, 2009	240,431
Granted	-
Vested	(62,893)
Cancelled	-
Forfeited	(4,402)
Balance at June 30, 2010	173,136

The aggregate fair value of the stock awards that vested in fiscal 2010 was $673,000.

16. RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis.

At June 30, 2010, the Bank's retained earnings available for the payment of dividends was $35.3 million. At June 30, 2010, $36.7 million of the Company's equity in the net assets of the Bank was restricted. Funds available for loans or advances by the Bank to the Company amounted to $7.2 million.

RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES (Concluded)

In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

As part of the Conversion, the Company established a liquidation account in an amount equal to the net worth of the Company as of the date of the last consolidated balance sheet appearing in the final prospectus distributed in connection with the Conversion. The amount of the liquidation account as of June 30, 2010 is $7.1 million, however, this amount will decline over time. The liquidation account is maintained for the benefit of eligible account holders and supplemental eligible account holders who maintain their accounts at the Company after the Conversion. The liquidation account will be reduced annually to the extent that such account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive balances for accounts then held.

17. FAIR VALUE OF ASSETS AND LIABILITIES

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based on quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates for future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Methods and assumptions for valuing the Company's financial instruments are set forth below. Estimated fair values are calculated based on the value without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications or estimated transaction cost.

Cash and cash equivalents: The carrying amounts of cash and short-term investments approximate fair values.

Securities available for sale: The securities measured at fair value utilizing Level 1 and Level 2 inputs are government-sponsored enterprises, mortgage-backed securities and common stocks. The fair values used by the Company are obtained from an independent pricing service, which represents either quoted market prices for identical securities, quoted market prices for comparable securities or fair values determined by pricing models that consider observable market data, such as interest rate volatilities, credit spreads and prices from market makers and live trading systems and other market indicators, industry and economic events.

Federal Home Loan Bank Stock: The carrying amount of FHLB stock approximates fair value based upon the redemption provisions of the Federal Home Loan Bank.

Loans held for sale: Fair value of loans held for sale are estimated based on commitments on hand from investors or prevailing market prices.

Loans: Fair values for loans are estimated using discounted cash flow analyses, using market interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. This analysis assumes no prepayment. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable. In the ordinary course of business, the Company sells real estate loans to the secondary market.

FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Mortgage servicing rights: Mortgage servicing rights ("MSR") are the rights of a mortgage servicer to collect mortgage payments and forward them, after deducting a fee, to the mortgage lender. The fair value of servicing rights is estimated using a present value cash flow model. The fair value of MSR is highly sensitive to changes in assumptions. Changes in prepayment speed assumptions generally have the most significant impact on the fair value of our MSR. Generally, as interest rates decline, mortgage loan prepayments accelerate due to increased refinance activity, which results in a decrease in the fair value of MSR. As interest rates rise, mortgage loan prepayments slow down, which results in an increase in the fair value of MSR. Thus, any measurement of the fair value of our MSR is limited by the conditions existing and the assumptions utilized as of a particular point in time, and those assumptions may not be appropriate if they are applied at a different point in time.

Deposits: The fair values for non-certificate accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificate accounts are estimated using a discounted cash flow calculation that applies market interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Securities sold under agreements to repurchase: The carrying amount of repurchase agreements approximates fair value.

Short-term borrowings: For short-term borrowings maturing within ninety days, carrying values approximate fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the current incremental borrowing rates in the market for similar types of borrowing arrangements.

Long-term debt: The fair values of the Company's advances are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Off-balance-sheet instruments: Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The estimated fair value of off-balance sheet financial instruments at June 30, 2010 and 2009 was not material.

The following table presents the balances of assets measured at fair value on a recurring basis as of June 30, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(Dollars in thousands)			
Debt securities:				
Government-sponsored enterprises	$ -	$ 10,027	$ -	$ 10,027
Residential mortgage-backed securities:				
Agency	-	91,876	-	91,876
Non-agency	-	9,097	-	9,097
Total debt securities	-	111,000	-	111,000
Marketable equity securities	379	-	-	379
Mortgage servicing rights	-	501	-	501
Total assets at fair value	$ 379	$ 111,501	$ -	$ 111,880

FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following table presents the balances of assets measured at fair value on a recurring basis as of June 30, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(Dollars in thousands)			
Debt securities:				
Government-sponsored enterprises	$ -	$ 10,105	$ -	$ 10,105
Residential mortgage-backed securities:				
Agency	-	94,108	-	94,108
Non-agency	-	11,180	-	11,180
Total debt securities	-	115,393	-	115,393
Marketable equity securities	707	-	-	707
Mortgage servicing rights	-	656	-	656
Total assets at fair value	$ 707	$ 116,049	$ -	$ 116,756

Also, the Company may be required, from time to time, to measure certain other financial assets on a non-recurring basis in accordance with Generally Accepted Accounting Principles. These adjustments to fair value usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets. The following table summarizes the fair value hierarchy used to determine each adjustment and the carrying value of the related individual assets as of June 30, 2010. The gain (loss) represents the amount of write-downs recorded during the year on the assets held at June 30, 2010 and 2009, respectively.

	Level 1	Level 2	Level 3	Gains (Losses) Year Ended June 30, 2010
	(Dollars in thousands)			
Impaired loans	$ -	$ -	$ 5,208	$ (2,762)
Other real estate owned	-	-	911	-
Total assets	$ -	$ -	$ 6,119	$ (2,762)

The following table summarizes the fair value hierarchy used to determine each adjustment and the carrying value of the related individual assets as of June 30, 2009:

	Level 1	Level 2	Level 3	Gains (Losses) Year Ended June 30, 2009
	(Dollars in thousands)			
Impaired loans	$ -	$ -	$ 1,112	$ 569
Other real estate owned	-	-	1,362	-
Total assets	$ -	$ -	$ 2,474	$ 569

There were no liabilities reported at fair value on a recurring or non-recurring basis as of June 30, 2010 or June 30, 2009. There were no transfers to or from Levels 1, 2, or 3 during the years ended June 30, 2010 or June 30, 2009.

The amount of impaired loans represents the carrying value of loans that include adjustments which are based on the estimated fair value of the underlying collateral. The fair value of collateral used by the Company represents the amount expected to be received from the sale of the property, net of selling costs, as determined by an independent, licensed or certified appraiser using observable market data. This data includes information such as selling price of similar properties, expected future cash flows or earnings of the subject property based on current market expectations, as well as relevant legal, physical and economic factors. The resulting loss was recognized in earnings through the provision for loan losses.

FAIR VALUE OF FINANCIAL INSTRUMENTS (Concluded)

The Company classifies property acquired through foreclosure or acceptance of a deed in lieu of foreclosure as other real estate owned ("OREO") in its consolidated financial statements. When property is placed into OREO, it is recorded at the fair value less estimated costs to sell at the date of foreclosure or acceptance of deed in lieu of foreclosure. At the time of transfer to OREO, any excess of carrying value over fair value is charged to the allowance for loan losses. Management, or its designee, inspects all OREO property periodically. Holding costs and declines in fair value result in charges to expense after the property is acquired.

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Certain financial instruments and all non financial instruments are exempt from disclosure requirements. Accordingly, the aggregate fair value amounts presented herein may not necessarily represent the underlying fair value of the Company.

The carrying amounts and related estimated fair values of the Company's financial instruments are as follows:

	June 30,			
	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and cash equivalents	$ 30,033	$ 30,033	$ 36,248	$ 36,248
Securities available for sale	111,379	111,379	116,100	116,100
Federal Home Loan Bank stock	5,233	5,233	5,233	5,233
Loans held for sale	933	933	915	915
Loans, net	412,614	432,845	386,638	393,355
Accrued interest receivable	1,751	1,751	1,805	1,805
Mortgage servicing rights (1)	501	501	656	656
Financial liabilities:				
Deposits	420,060	422,968	381,477	384,560
Securities sold under agreements to repurchase	6,806	6,806	10,872	10,872
Short-term borrowings	-	-	1,500	1,500
Long-term debt	58,196	61,459	70,915	72,522
Mortgagors' escrow accounts	849	849	799	799

(1) Included in other assets.

18. PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

The condensed financial information pertaining only to the parent company, Hampden Bancorp, Inc., is as follows:

BALANCE SHEETS

	June 30, 2010	June 30, 2009
	(In Thousands)	
Assets		
Cash on hand	$ 377	$ 202
Federal funds sold and other short-term investments	5,700	10,042
Cash and cash equivalents	6,077	10,244
Securities available for sale, at fair value	11,178	10,463
Investment in common stock of Hampden Bank	71,942	69,653
Investment in common stock of Hampden LS, Inc.	1,018	744
Accrued interest receivable	42	78
Deferred tax asset	969	929
Other assets	3,319	5,012
	$ 94,545	$ 97,123
Liabilities and Stockholders' Equity		
Accrued expenses	$ (228)	$ 465
Stockholders' equity	94,773	96,658
	$ 94,545	$ 97,123

STATEMENTS OF OPERATIONS

	Years Ended June 30, 2010	2009	2008
	(In Thousands)		
Income:			
Dividend income	$ 3	$ 26	$ 235
Interest on securities	316	676	889
Interest on cash and short term investments	2	26	176
Non-interest income	4	5	1
Total income	325	733	1,301
Operating expenses	1,769	1,800	1,569
Loss before income taxes and equity in undistributed net income of subsidiaries	(1,444)	(1,067)	(268)
Income tax provision (benefit)	(455)	(308)	261
Loss before equity in undistributed net income of subsidiaries	(989)	(759)	(529)
Equity in undistributed net income of Hampden Bank	362	749	1,326
Equity in undistributed net income of Hampden LS, Inc.	274	296	373
Net income (loss)	$ (353)	$ 286	$ 1,170

PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (Concluded)

STATEMENTS OF CASH FLOWS

	Years Ended June 30,		
	2010	2009	2008
		(In Thousands)	
Cash flows from operating activities:			
Net income (loss)	$ (353)	$ 286	$ 1,170
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Equity in undistributed net income of Hampden Bank	(362)	(749)	(1,326)
Equity in undistributed net income of Hampden LS, Inc.	(274)	(296)	(373)
Stock-based compensation	958	992	420
Deferred tax provision (benefit)	(40)	(498)	380
Net change in:			
Accrued interest receivable	36	129	86
Other assets	1,693	630	718
Accrued expenses and other liabilities	(693)	404	(160)
Net cash provided by operating activities	965	898	915
Cash flows from investing activities:			
Activities in available-for-sale securities:			
Maturities	11,188	17,000	10,800
Purchases	(11,988)	(10,040)	(1,583)
Net cash provided (used) by investing activities	(800)	6,960	9,217
Cash flows from financing activities:			
Payment from loan to Hampden LS, Inc.	752	752	752
Stock repurchased for restricted stock awards	(3,499)	(5,090)	(3,480)
Payment of dividends on common stock	(807)	(854)	(862)
Other, net	(778)	8	(910)
Net cash used by financing activities	(4,332)	(5,184)	(4,500)
Net change in cash and cash equivalents	(4,167)	2,674	5,632
Cash and cash equivalents at beginning of period	10,244	7,570	1,938
Cash and cash equivalents at end of period	$ 6,077	$ 10,244	$ 7,570

19. QUARTERLY DATA (UNAUDITED)

Quarterly results of operations for the years ended June 30, 2010 and 2009 were as follows:

	2010				2009			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except per share amounts)							
Interest and dividend income	$ 6,855	$ 6,811	$ 6,963	$ 6,928	$ 6,956	$ 6,914	$ 7,195	$ 7,110
Interest expense	2,239	2,324	2,508	2,669	2,878	2,948	3,157	3,363
Net interest income	4,616	4,487	4,455	4,259	4,078	3,966	4,038	3,747
Provision for loan losses	300	1,395	1,800	842	300	300	308	504
Non-interest income	769	626	677	663	749	538	571	540
Non-interest expense	4,193	4,266	4,330	4,312	4,375	4,168	4,028	3,714
Provision (benefit) for income taxes	270	(405)	(328)	(70)	46	93	83	22
Net income (loss)	$ 622	$ (143)	$ (670)	$ (162)	$ 106	$ (57)	$ 190	$ 47
Basic	$ 0.10	$ (0.02)	$ (0.10)	$ (0.02)	$ 0.02	$ (0.01)	$ 0.03	$ 0.01
Diluted	$ 0.09	$ (0.02)	$ (0.10)	$ (0.02)	$ 0.02	$ (0.01)	$ 0.03	$ 0.01
Weighted average shares outstanding:								
Basic	6,476,949	6,481,991	6,515,262	6,602,476	6,725,932	6,724,052	6,804,992	7,052,133
Diluted	6,639,997	6,481,991	6,515,262	6,602,476	6,810,285	6,724,052	6,850,086	7,089,559

Quarterly data may not sum to annual data due to rounding.

SENIOR MANAGEMENT TEAM

Thomas R. Burton, CPA,
President & CEO

Glenn S. Welch
Executive Vice President

Robert A. Massey
Senior Vice President/CFO/Treasurer

Richard L. DeBonis
Senior Vice President

William D. Marsh III
Senior Vice President

Robert J. Michel
Senior Vice President

Sheryl L. Shinn
Senior Vice President

Craig W. Kaylor, Esq.
General Counsel

Lynn S. Bunce
Vice President



Top Row, Left to Right: Richard L. DeBonis, Sheryl L. Shinn, Craig W. Kaylor, Esq., Thomas R. Burton, CPA, Lynn S. Bunce, Robert A. Massey *Center Row, Left to Right:* William Marsh III, Robert J. Michel *Bottom Row:* Glenn S. Welch

BOARD OF DIRECTORS

Stuart F. Young, Jr., Chairman

Thomas R. Burton, CPA, President & CEO

Thomas V. Foley

Judith E. Kennedy

Richard J. Kos, Esq.

Stanley Kowlaski, Jr., Ph.D.

Kathleen O'Brien Moore

Arlene Putnam

Mary Ellen Scott

Richard Suski, CPA

Linda Silva Thompson

A Brighter Idea.


A Brighter Idea.


HAMPDEN
BANCORP, INC.